BANDAG, Incorporated

Proxy Statement and
2003 Annual Report to Shareholders


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Proxy Statement and 2003 Annual Report to Shareholders

CONTENTS

Bandag, Incorporated
Selected Consolidated Financial Data

In thousands, except per share, shareholder, and employee data	**2003**	2002	2001	2000	1999
Consolidated Summary of Operations:					
Net Sales	**$816,397**	$900,503	$949,332	$973,938	$1,008,908
Cost of Products Sold	**508,139**	563,689	612,639	631,316	631,691
Engineering, Selling, Administrative and Other Expenses(1)	**233,744**	269,889	280,153	251,882	290,613
Interest Expense	**2,403**	6,857	7,376	8,732	9,727
Earnings Before Income Taxes and Cumulative Effect of Accounting Change(2)	**83,900**	71,518	66,505	99,375	92,090
Earnings Before Cumulative Effect of Accounting Change	**60,200**	50,053	43,832	60,333	52,330
Earnings Before Cumulative Effect of Accounting Change % of Net Sales	**7.4%**	5.6%	4.6%	6.2%	5.2%
Earnings Before Cumulative Effect of Accounting Change % of Average Shareholders' Equity	**13.4%**	11.0%	9.1%	13.0%	11.4%
Earnings Before Cumulative Effect of Accounting Change % of Average Total Assets	**9.4%**	7.4%	6.1%	8.3%	7.0%
Depreciation and Amortization Expense	**$27,179**	$32,333	$46,155	$50,465	$53,764
Expenditures for Property, Plant, and Equipment	**17,563**	17,938	25,270	26,267	41,903
Research and Development Expense	**7,238**	8,109	10,225	9,442	12,325
Consolidated Financial Position (at December 31):					
Working Capital	**$318,093**	$275,435	$286,139	$300,791	$278,859
Ratio of Current Assets to Current Liabilities	**3.1**	2.9	2.5	3.3	2.8
Property, Plant, and Equipment – Net	**$107,975**	$116,698	$141,385	$177,156	$197,985
Total Assets(3)	**660,529**	617,827	728,412	720,998	727,292
Long-Term Debt and Other Obligations	**35,259**	45,373	50,359	111,510	115,945
Shareholders' Equity	**477,077**	424,593	488,996	474,157	454,075
Long-Term Liabilities % of Long-Term Liabilities Plus Shareholders' Equity	**6.9%**	9.7%	9.3%	19.0%	20.3%
Common Stock Data:					
Earnings Per Share Before Cumulative Effect of Accounting Change(2)					
Basic	**$3.14**	$2.53	$2.13	$2.92	$2.41
Diluted	**3.11**	2.52	2.12	2.90	2.40
Cash Dividends Per Share – Declared	**1.285**	1.265	1.23	1.19	1.15
Shareholders' Equity Per Share	**24.76**	22.17	23.69	23.06	21.86
Weighted-Average Shares Outstanding					
Basic	**19,161**	19,754	20,573	20,693	21,707
Diluted	**19,369**	19,888	20,686	20,778	21,764
Common Stock Price					
High	**$42.97**	$42.01	$46.75	$42.63	$41.63
Low	**28.45**	26.00	25.01	21.88	23.50
Year-End Closing Price	**41.20**	38.68	34.76	40.56	24.88
Class A Common Stock					
High	**$41.20**	$36.98	$38.69	$35.75	$37.75
Low	**25.60**	23.00	20.90	19.75	19.94
Year-End Closing Price	**40.40**	34.59	30.00	33.50	21.06
Other (at December 31):					
Number of Shareholders of Record	**2,914**	3,051	3,160	3,383	3,673
Number of Employees	**3,002**	3,715	4,014	4,330	4,441

(1) In 2001, includes the effect of non-recurring charges of $3,400 pre-tax, $2,040 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.
In 1999, includes the effect of non-recurring charges of $13,500 pre-tax, $7,671 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other related actions.

(2) Includes goodwill amortization of $7,952, $7,848, and $7,604 in 2001, 2000, and 1999, respectively. Goodwill amortization was discontinued in 2002 due to the adoption of SFAS No. 142.

(3) The decrease in total assets in 2002 is primarily due to the $47,260 charge reported as a cumulative effect of accounting change, resulting from the adoption of SFAS No. 142. Refer to Note 8 of the consolidated financial statements for further details.

Dear Shareholder:

Even as the economic environment remained uncertain through much of 2003, both Bandag and Tire Distribution Systems, Inc. (TDS), its distribution subsidiary, made slow, steady gains on several fronts. Improved business levels in Europe and a stronger Euro combined with previous Bandag structural changes to deliver a strong operating performance. Though TDS sales were reduced significantly by the sale and closure of 44 TDS locations during 2003, by year-end TDS had begun to produce gains in gross margins.

Bandag's clear focus and meaningful progress in most aspects of operations not only strengthened the business, but were evident in our financial performance during 2003.

FINANCIAL SUMMARY

Bandag reported consolidated net income of $60.2 million, or $3.11 per diluted share, compared to 2002 net income of $2.8 million, or $0.14 per diluted share, which included the write-off of goodwill, primarily of TDS, of $47.3 million net of income tax, or $2.38 per diluted share, related to the adoption of Statement of Financial Accounting Standards No. 142 as of January 1, 2002. Consolidated net sales for 2003 decreased nine percent to $816.4 million from $900.5 million in 2002 primarily due to the divestitures and closures of TDS locations throughout 2002 and 2003.

SPEEDCO, INC.

Bandag announced in mid-February 2004 the acquisition of 87.5% of Speedco, Inc., North America's leading quick-service truck lubrication business. Lubrication and tires are the trucking industry's two most frequent preventive maintenance needs, and, given Bandag's and Speedco's respective leadership in their service sectors, the strategic fit is excellent.

Speedco's business model, service reputation and nationwide on-highway presence create a solid platform for the expanded delivery of en-route maintenance services both now and in the years to come. Together, Bandag and Speedco create significant potential to improve the efficiency and costs of delivering vehicle services to the commercial trucking industry. Bandag anticipates adding tire related services to Speedco locations.

We are particularly pleased that Speedco's founders are continuing in their current roles and we welcome them to Bandag. Speedco's proven track record and strong management team move Bandag closer to becoming a leading provider of vehicle services that make North America's fleets more efficient.

BUILDING SUSTAINABLE MARKET ADVANTAGE

The addition of Speedco is simply the most dramatic advancement in Bandag's ability to deliver smart, innovative services to meet the needs of the commercial trucking industry. Though less visible, the process of building new capabilities continued throughout 2003. Acceptance of new product offerings thus far in 2004 have made it clear that Bandag is successfully building sustainable advantage among both dealers and fleets for the long term.

Fleet customer response to Bandag tools and capabilities to manage tire system costs has been very favorable, as has dealer acceptance of new Bandag equipment, services and technology-based solutions. BASys, so named for the Bandag Alliance System of software that helps dealers integrate and automate important business operations, gained meaningful acceptance. BASys Manufacturing software for retread plants is now operating in well over 100 North American Bandag dealer locations. Increasing numbers of dealers also adopted new retreading technologies and tire products. Newly introduced tread designs for North American less-than-truckload and waste
handling vehicles provided fleet customers significant performance advantages, which in turn drove demand at Bandag dealerships. New service solutions for vehicle preparedness, such as Trailer Readiness and Wheel and Rim Refinishing, generated immediate interest because of Bandag's ability to provide verification and controls for transportation customers. Bandag dealers began taking steps to become authorized Bandag Service Solution providers by continuing the process of ISO 9001-2000 certification and completing specialized training courses as fleet customers requested the new services.

At the 2004 Bandag Alliance Business Conference, additional technology upgrades were introduced, along with new Bandag authorized service solutions for fleets. As these new capabilities are adopted by Bandag dealers in the United States and Canada, I believe Bandag's overall capabilities to serve fleets' needs at the local or national level will become even more differentiated from the tire industry in general.

Transportation company executives, who attended a special Fleet Executive Symposium hosted by Bandag, applauded the timing of this total package of retread products, vehicle services and the acquisition of Speedco in light of new concerns, such as hours of service regulations. While it seemed clear that national fleet customers are optimistic about increased business activity, they are also still focused on improving the cost efficiency of their operations.

Building sustainable market advantage was also clearly evident in Europe during 2003, where Bandag also made significant progress. Eurofleet, the European version of Tire Management Solutions, gained traction as European fleet operators recognized the value that could be derived by more comprehensive management of their tire investments. Bandag's European Strategic Alliance dealers and an organization of independent tire dealers are, together, satisfying the fleet needs of increasing numbers of pan-European transportation companies.

In Bandag's International business unit, Brazilian Bandag dealers continued expanding their capabilities for delivering quick, high quality vehicle services in addition to tire service. Integrating additional proven service capabilities, such as tire and brake work, is a concept that is gaining increased acceptance among Brazilian customers. Bandag dealers opened additional free-standing multi-service facilities throughout 2003, and more are scheduled for completion in 2004 and beyond.

In Mexico, Bandag dealers adapted the multi-service concept to match the needs of their Mexican customers, offering a full range of tire services along with other offerings like brake work and chassis alignment. Expanding the service solutions offered by Bandag dealers beyond tires is proving to be a competitive advantage and we are optimistic it will continue to be successfully adapted to other markets.

TIRE DISTRIBUTION SYSTEMS, INC.

During 2003, TDS narrowed its geographic focus to regions that make sense from both an operating perspective and its role in assuring national distribution to fleet customers of the Bandag Strategic Alliance. TDS is an integral component of Bandag's distribution strategy; however, as it did in 2003, Bandag will support the acquisition of TDS locations by independent Bandag dealers in those regions where it makes good business sense for dealers and for Bandag.

TDS' 2003 net sales and operating expenses both declined by approximately 34 percent, due principally to divestitures and closures. However, TDS' gross margin improved 1.8 percentage points in comparison to 2002.

Considerably more focused, both geographically and operationally, as it enters 2004, TDS still has challenges ahead, including continued margin improvement and higher retread-to-new tire mix, both of which are expected to generate benefits.

SPECIAL THANKS

We wish the very best to Nate Derby who has announced his plans to retire from Bandag in May, 2004. Nate is Vice President, Manufacturing Design and a member of Bandag's senior leadership team. He has been a tireless contributor and leader at Bandag for more than 30 years and our company has reaped countless benefits from his focus and persistence on operational excellence.

We offer special thanks for the continued dedication and support of Bandag's fleet customers, dealers, employees, Board of Directors, and business partners throughout 2003.

Though some uncertainty which was evident in the business outlook at the beginning of 2003, remained at year-end, early signs of slow increases in business activity in North America and Europe during fourth quarter 2003 appear to have carried over into the early weeks of 2004, encouraging cautious optimism. With the solid improvements in Bandag's traditional business and TDS during 2003 and the addition of Speedco to the Bandag business mix, we enter 2004 with more eagerness than anytime in recent years. Bandag Strategic Alliance commercial tire dealers worldwide are strong and appear to share our enthusiasm.

Throughout 2004, we will remain committed both to building long-term value for our shareholders and to leading the development of innovative solutions that improve the efficiency of commercial trucking operations worldwide.

Sincerely,

Martin G. Carver

Martin G. Carver

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Notice of Annual Meeting

and

Proxy Statement

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BANDAG, INCORPORATED
Bandag Headquarters
2905 North Highway 61
Muscatine, Iowa 52761-5886
March 31, 2004

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 11, 2004

To The Shareholders:

The Annual Meeting of the Shareholders of Bandag, Incorporated, an Iowa corporation, will be held at the Bandag, Incorporated Learning Center, 2000 Bandag Drive, Muscatine, Iowa, on May 11, 2004, commencing at ten o'clock a.m., Central Daylight Time, for the following purposes:

(1) To elect three directors for terms of three years and one director for a term of one year.

(2) To approve the Bandag, Incorporated 2004 Stock Grant and Awards Plan.

(3) To ratify the selection of Ernst & Young LLP as independent auditors of the Corporation for the fiscal year ending December 31, 2004.

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed March 5, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

You are invited to attend the meeting; however, if you do not expect to attend in person, you are urged to sign, date and return immediately the enclosed Proxy, which is solicited by the Board of Directors. You may revoke your Proxy and vote in person should you attend the meeting.

By Order of the Board of Directors

WARREN W. HEIDBREDER, Secretary

BANDAG, INCORPORATED
Bandag Headquarters
2905 North Highway 61
Muscatine, Iowa 52761-5886
March 31, 2004

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Bandag, Incorporated (the "Corporation") to be voted at the Annual Meeting of the Shareholders of the Corporation to be held on Tuesday, May 11, 2004, or at any adjournment thereof, for the purposes set forth in the foregoing Notice of Annual Meeting of Shareholders. Any shareholder giving a proxy may revoke it at any time prior to its exercise.

Shareholders of record at the close of business on March 5, 2004, will be entitled to vote at the meeting or any adjournment thereof. At the close of business on March 5, 2004, there were 9,104,087 outstanding $1.00 par value shares of Common Stock and 918,688 outstanding $1.00 par value shares of Class B Common Stock. Each share of Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes at the meeting.

The Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, this Proxy Statement and the enclosed form of proxy are being mailed to shareholders on or about March 31, 2004.

SECURITY OWNERSHIP

Ownership by Directors, Nominees and Executive Officers. The following table sets forth information as to the Common, Class A Common and Class B Common shares of the Corporation beneficially owned by each director and director-nominee, each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group as of January 31, 2004:

Directors, Nominees and Executive Officers	Amount Beneficially Owned[1][2]	Percentage of Outstanding Stock of Respective Class[1]	Percentage of Aggregate Voting Power of Common Stock and Class B Common Stock**
Martin G. Carver[3][4]			
Common Stock	2,643,879[5]	29%[5]	42%[5]
Class A Common Stock	3,976,123[5]	43%[5]	
Class B Common Stock	502,097	55%	
Roy J. Carver, Jr.[6]			
Common Stock	2,615,685[7]	29%[7]	36%[7]
Class A Common Stock	3,516,785[7]	38%[7]	
Class B Common Stock	400,732	44%	
Robert T. Blanchard			
Common Stock	200	*	*
Class A Common Stock	8,725	*	
Class B Common Stock	0	0	
Gary E. Dewel			
Common Stock	0	0	*
Class A Common Stock	9,925	*	
Class B Common Stock	0	0	
James R. Everline			
Common Stock	100	*	*
Class A Common Stock	9,975	*	
Class B Common Stock	100	*	

Directors, Nominees and Executive Officers	Amount Beneficially Owned[1][2]	Percentage of Outstanding Stock of Respective Class[1]	Percentage of Aggregate Voting Power of Common Stock and Class B Common Stock**
Phillip J. Hanrahan			
Common Stock	0	0	*
Class A Common Stock	9,225	*	
Class B Common Stock	0	0	
Amy P. Hutton			
Common Stock	0	0	0
Class A Common Stock	0	0	
Class B Common Stock	0	0	
Edgar D. Jannotta			
Common Stock	7,000	*	*
Class A Common Stock	15,725	*	
Class B Common Stock	0	0	
R. Stephen Newman			
Common Stock	2,500[8]	*	*
Class A Common Stock	19,720[9]	*	
Class B Common Stock	0	0	
Nathaniel L. Derby II			
Common Stock	5,631	*	*
Class A Common Stock	52,071	*	
Class B Common Stock	0	0	
Warren W. Heidbreder			
Common Stock	5,243[10]	*	*
Class A Common Stock	69,407[11]	*	
Class B Common Stock	0	0	
John C. McErlane			
Common Stock	1,246[12]	*	*
Class A Common Stock	55,780[13]	*	
Class B Common Stock	0	0	
Charles W. Vesey			
Common Stock	5,863[14]	*	*
Class A Common Stock	22,368[15]	*	
Class B Common Stock	0	0	
All Directors, Nominees and Executive Officers as a Group (19 Persons)			
Common Stock	2,676,694[16]	29%	64%
Class A Common Stock	4,531,955[16]	49%	
Class B Common Stock	902,929	98%	

* Shares owned constitute less than 1% of shares outstanding and less than 1% of votes entitled to be cast.

** Shares of Class A Common Stock are non-voting.

[1] Beneficial owners exercise both sole voting and sole investment power unless otherwise stated. The Class B Common Stock is convertible on a share-for-share basis into Common Stock at the option of the shareholder. As a result, pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, a shareholder is deemed to have beneficial ownership of the shares of Common Stock which such shareholder may acquire upon conversion of the Class B Common Stock. In order to avoid overstatement, the amount of Common Stock beneficially owned does not take into account such shares of Common Stock which may be acquired upon conversion (an amount which is equal to the number of shares of Class B Common Stock held by a shareholder). The percentage of outstanding Common Stock does not take into account shares of Common Stock which may be issued upon conversion of the Class B Common Stock.

[2] Includes the specified number of shares of Class A Common Stock which the following individuals may acquire pursuant to the exercise of stock options within 60 days after January 31, 2004: Martin G. Carver - 127,810; Roy J. Carver, Jr. - 8,725; Robert T. Blanchard - 8,725; Gary E. Dewel - 8,725; James R. Everline - 8,725; Phillip J. Hanrahan - 8,725; Edgar D. Jannotta - 8,725; R. Stephen Newman - 8,725; Nathaniel L. Derby II - 34,235; Warren W. Heidbreder - 48,010; John C. McErlane - 46,460; Charles W. Vesey - 17,170.

[3] Does not include 52,554 shares of Common Stock, 12,376 shares of Class A Common Stock and 525 shares of Class B Common Stock held by members of his family, beneficial ownership of which is disclaimed.

[4] Includes 6,991 shares of Common Stock and 8,944 shares of Class A Common Stock indirectly owned by Carver Management LLC and 1,734,468 shares of Common Stock and 2,218,781 shares of Class A Common Stock held by Carver Partners LP, beneficial ownership of which is disclaimed.

[5] Martin G. Carver has sole voting and investment power over 28,194 shares of Common Stock, or 0.3% of the outstanding shares of Common Stock, and shares voting and investment power with Roy J. Carver, Jr. over 2,615,685 shares of Common Stock, or 29% of the outstanding shares of Common Stock. He has sole investment power over 580,708 shares of Class A Common Stock, or 6% of the outstanding shares of Class A Common Stock, and shares investment power with Roy J. Carver, Jr. over 3,346,060 shares of Class A Common Stock, or 36% of the outstanding shares of Class A Common Stock. He has sole voting power of 28% of the combined voting power of Common Stock and Class B Common Stock and shares with Roy J. Carver, Jr. 14% of such combined voting power.

[6] Includes 6,991 shares of Common Stock and 8,944 shares of Class A Common Stock indirectly owned by Carver Management LLC and 1,734,468 shares of Common Stock and 2,218,781 shares of Class A Common Stock held by Carver Partners LP, beneficial ownership of which is disclaimed.

[7] Roy J. Carver, Jr. shares with Martin G. Carver the voting and investment power over all of the 2,615,685 shares of Common Stock shown as beneficially owned by him. He has sole investment power over 170,725 shares of Class A Common Stock, or 1.8% of the outstanding shares of Class A Common Stock, and shares investment power with Martin G. Carver over 3,346,060 shares of Class A Common Stock, or 36% of the outstanding shares of such class. He has sole voting power of 22% of the combined voting power of Common Stock and Class B Common Stock and shares with Martin G. Carver 14% of such combined voting power.

[8] Mr. Newman shares voting and investment power over 946 shares with his wife.

[9] Mr. Newman shares investment power over 3,766 shares with his wife.

[10] Mr. Heidbreder shares voting and investment power over 135 shares with his wife.

[11] Mr. Heidbreder shares investment power over 5,351 shares with his wife.

[12] Mr. McErlane shares voting and investment power over 392 shares with his wife.

[13] Mr. McErlane shares investment power over 527 shares with his wife.

[14] Mr. Vesey shares voting and investment power over 1,800 shares with his wife.

[15] Mr. Vesey shares investment power over 1,400 shares with his wife.

[16] In order to avoid overstatement, the number of shares of Common Stock and Class A Common Stock which is the subject of shared voting or investment power is only counted once.

Shareholders Owning More Than Five Percent. The following table provides information concerning persons known by the Corporation to beneficially own more than five percent of any class of the Corporation's voting securities as of January 31, 2004, other than the ownership of Martin G. Carver and Roy J. Carver, Jr., which is contained in the previous table:

Name and Address	Amount of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock	Percentage of Aggregate Voting Power
Barclays Global Investors, N.A.(1) 45 Fremont Street 5th Floor San Francisco, CA 94105	544,347(1)	6.0%	3.0%

(1) Information shown is based on a jointly filed Schedule 13G filed with the Securities and Exchange Commission by Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Trust and Banking Company Limited, Barclays Life Assurance Company Limited, Barclays Bank PLC, Barclays Capital Securities Limited, Barclays Capital Inc., Barclays Private Bank & Trust (Isle of Man) Limited, Barclays Private Bank and Trust (Jersey) Limited, Barclays Bank Trust Company Limited, Barclay's Bank (Suisse) SA and Barclays Private Bank Limited. The Schedule 13G indicates that such parties have sole voting and dispositive power over 484,359 of such shares and share voting and dispositive power over none of such shares.

Proposal No. 1 – ELECTION OF DIRECTORS

The Articles of Incorporation require election of directors to staggered terms of three years. Three nominees (Roy J. Carver, Jr., James R. Everline and Phillip J. Hanrahan) are to be elected for three-year terms and one nominee, Amy P. Hutton, who was appointed in June 2003 to fill a Board vacancy, is to be elected for a one-year term expiring in 2005. Ms. Hutton was recommended by a third-party search firm.

Proxies will be voted for the election of each of the nominees listed below, unless the shareholder giving the proxy abstains from voting for any nominee. If, as a result of unforeseen circumstances, any such nominee shall be unable to serve as director, proxies will be voted for the election of such person or persons as the Board of Directors may select. Information about the nominees is set forth below:

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

ROY J. CARVER, JR., age 60, since June 1982 has been Chairman of the Board of Directors of Carver Pump Company, Muscatine, Iowa, a builder of centrifugal pumps. Mr. Carver is President of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine and Davenport, Iowa, and President of Carver Hardware, Inc., which operates a chain of retail hardware stores. Mr. Carver holds directorships in Catalyst, Inc. and Iowa First Bancshares Corp. Mr. Carver has been a Director since 1982.

JAMES R. EVERLINE, age 62, is President of Everline & Co., a mergers and acquisitions/management consulting company. Previously, Mr. Everline was President, Investment Banking Division, of Henry & Company (1990-December 1991). Henry & Company is engaged in the venture capital and investment banking business. Prior to Mr. Everline's employment by Henry & Company, he was a Partner of Founders Court Investors Inc. (1988-1989) and served as Vice President, Capital Markets Group, Bank of America (1981-1988). He is a member of the Audit Committee, Executive Committee, and Nominating and Corporate Governance Committee. Mr. Everline has been a Director since 1982.

PHILLIP J. HANRAHAN, age 64, has been for more than five years a partner in the Milwaukee law firm of Foley & Lardner LLP. In 2003, the Corporation paid fees for legal services to Foley & Lardner LLP, and the Corporation anticipates that similar services may be provided by Foley & Lardner LLP in the current fiscal year. Mr. Hanrahan's cash fees as a Director are paid to Foley & Lardner LLP, which credits the sums to the

Corporation's legal services account. Mr. Hanrahan is a member of the Executive Committee. Mr. Hanrahan has been a Director since August 1997.

AMY P. HUTTON, age 41, on July 1, 2003, was appointed Associate Professor of Business Administration at Tuck School of Business at Dartmouth College, Hanover, New Hampshire. Previously, Ms. Hutton was Associate Professor of Business Administration (July 1, 1997 to June 30, 2003) and an Assistant Professor of Business Administration (July 1991 to June 30, 1997) at Harvard Business School. Ms. Hutton was Visiting Scholar, Graduate School of Business, Stanford University (January to June 2003) and Visiting Associate Professor of Business Administration, Tuck School of Business at Dartmouth (July to December 2002). Ms. Hutton is a member of the Audit Committee and the Nominating and Corporate Governance Committee. Ms. Hutton has been a Director since June 2003.

DIRECTORS CONTINUING IN OFFICE

MARTIN G. CARVER, age 55, was elected Chairman of the Board effective June 23, 1981, Chief Executive Officer effective May 18, 1982, and President effective May 25, 1983. Mr. Carver was also Vice Chairman of the Board from January 5, 1981 to June 23, 1981. He is a member of the Executive Committee. Mr. Carver has been a Director since 1978. Mr. Carver's term expires in 2005.

EDGAR D. JANNOTTA, age 72. In March 2001, Mr. Jannotta became Chairman of William Blair & Company, L.L.C. and also Chairman of the firm's Executive Committee. Previously, Mr. Jannotta served as Senior Director of William Blair & Company, L.L.C. (January 1996 to March 2001); Senior Director of William Blair & Company, a partnership (January 1995 to January 1996) and also served as Managing Partner for more than five years. He holds directorships in Aon Corporation, Exelon Corporation and Molex Incorporated. William Blair & Company, L.L.C. provided investment banking services to the Corporation in 2003 and the Corporation anticipates that services may be provided to the Corporation in the current fiscal year. Mr. Jannotta has been a Director since 1973. Mr. Jannotta's term expires in 2005.

ROBERT T. BLANCHARD, age 59, since November 1999 has been President of Strategic & Marketing Services, a consulting firm. On November 1, 1999, Mr. Blanchard retired from The Procter & Gamble Company where he had been employed since 1967 and had held numerous positions, including President-Global Skin Care and Cosmetics (January 1, 1999 to November 1, 1999), President, North American Beauty Care Sector (1992 to 1998), Vice President/General Manager – Northern European Division, Vice President/General Manager – Beverages Division, and Group Vice President, Global Strategic Planning – Health and Beauty Care. Mr. Blanchard holds directorships in Best Buy Co., Inc., a retailer of consumer electronics, computers and software and Signet Group, plc., retail jewelry. He is a member of the Audit Committee and Management Continuity and Compensation Committee. Mr. Blanchard has been a Director since May 1996. Mr. Blanchard's term expires in 2006.

GARY E. DEWEL, age 61, retired. Mr. Dewel was Executive Vice President, Supply Chain, for Clarion Technologies, Inc., Schaumburg, Illinois, an injection molding business supplier to the automotive industry, until his retirement in April 2000. Previously, he was Vice President, Supply Chain, for Solutia Inc., a spinoff of the chemical businesses of Monsanto Company (1997-April 1999); Vice President, Supply Chain, of Monsanto Company (1994-August 1997) and held several Vice President positions with Navistar International Corporation (1979-1993). Mr. Dewel was re-elected Vice Chairman of the Board in May 2003. He is a member of the Executive Committee, Management Continuity and Compensation Committee and Nominating and Corporate Governance Committee. Mr. Dewel has been a Director since August 1997. Mr. Dewel's term expires in 2006.

R. STEPHEN NEWMAN, age 60, since November 2001, has served as President of Observer North America, an operating unit of Observer AB, listed on the Stockholm Stock Exchange. Prior to November 2001, Mr. Newman was President and Chief Executive Officer of Primedia Information, Inc., an operating unit of Primedia Inc. Mr. Newman continues as Chief Executive Officer of Bacon's Information, Inc., where he served as Chief Executive Officer and President from 1994 to November 2001, and President and Chief Operating Officer from 1990 to 1994. Mr. Newman is a member of the Audit Committee and the Management Continuity and Compensation Committee. Mr. Newman has been a Director since 1983. Mr. Newman's term expires in 2006.

Directors are elected by a plurality of votes cast in the election of directors (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Independence

The Corporation's Board of Directors has affirmatively determined that all of the Corporation's directors (other than Martin G. Carver, Roy J. Carver, Jr., Phillip J. Hanrahan and Edgar D. Jannotta), as well as each of the members of the Board's Audit, Management Continuity and Compensation, and Nominating and Corporate Governance Committees, are "independent" as defined in the New York Stock Exchange's corporate governance listing standards and meet the categorical standards of independence adopted by the Board. In addition, the Board determined that Messrs. Blanchard (Chairman), Everline and Newman and Ms. Hutton meet the additional independence standards for Audit Committee members. The categorical standards of independence are as follows:

A director who at all times during the previous three years has met all of the following categorical standards (the "Categorical Standards") shall be presumed to be independent (Note that this three year period will be applied consistent with the New York Stock Exchange's transition rules, which permit a one year look-back period until November 4, 2004):

1. The Company has not employed the director, and has not employed (except in a non-executive officer capacity) any of his or her immediate family members. Employment as an interim Chairman or Chief Executive Officer shall not disqualify a director from being considered independent following that employment.

2. Neither the director, nor any of his or her immediate family members, has received more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). Compensation received by a director for former service as an interim Chairman or Chief Executive Officer need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered in determining independence under this test.

3. The director has not been employed by, or affiliated with the Company's present or former internal or external auditor, nor have any of his or her immediate family members been so employed or affiliated (except in a non-professional capacity).

4. Neither the director, nor any of his or her immediate family members, has been part of an "interlocking directorate" in which any of the Company's present executives serve on the compensation (or equivalent) committee of another company that employs the director or any of his or her immediate family members in an executive officer capacity.

5. Neither the director, nor any of his or her immediate family members (except in a non-executive officer capacity), has been employed by a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

6. Neither the director, nor any of his or her immediate family members, has had a personal services contract with the Company, its Chairman and Chief Executive Officer or other executive officer, or any affiliate of the Company.

7. Neither the director, nor any of his or her immediate family members, has been an employee, officer or director of a foundation, university or other non-profit organization to which the

Company gives directly, or indirectly through the provision of services, more than $100,000 per annum or 10% of the total annual donations received (whichever is less).

8. Neither the director, nor any of his or her immediate family members, has been employed by (or affiliated with) a significant lender of the Company. For the purposes of this categorical standard, a lender shall be considered significant if the credit extended is more than 10% of the consolidated assets of the Company.

9. The director is not an executive officer of an entity which is indebted to the Company, or to which the Company is indebted, and the total amount of either's indebtedness to the other is less than 10% of its own total consolidated assets, measured as of the last fiscal year-end.

10. Neither the director, nor any of his or her immediate family members, is or is affiliated with a firm that is an attorney, investment bank, consultant or similar advisor to the Company.

Meetings

The Board of Directors met seven times in 2003. Each director, except Mr. Jannotta, attended at least 75% of the aggregate number of (i) meetings of the Board of Directors held during the period for which he or she was a director during 2003 and (ii) meetings of the committees on which the director served during the period that the director so served in 2003. Directors are encouraged to attend the Corporation's Annual Meeting of Shareholders. All of the directors serving as a director at the time attended the Corporation's 2003 Annual Meeting.

The Corporation requires its non-management directors to meet in executive session at the end of each regularly scheduled Board of Directors meeting, not including routine telephonic meetings, and at such other times as any of the non-management directors determine necessary or appropriate. The chairmen of the Audit Committee, the Management Continuity and Compensation Committee and the Nominating and Corporate Governance Committee alternate as the presiding director of the executive sessions of the non-management directors. In addition, the directors who have been determined to be independent by the Board of Directors are required to meet at least once a year in executive session.

Committees

The Board of Directors has standing Audit, Management Continuity and Compensation and Nominating and Corporate Governance Committees.

The Audit Committee met eight times in 2003. The Audit Committee presently consists of Messrs. Blanchard (Chairman), Everline and Newman and Ms. Hutton, each of whom is independent (as independence is defined in the listing standards of the New York Stock Exchange). The Board of Directors has determined that Ms. Hutton qualifies as an "audit committee financial expert," as defined by the Securities and Exchange Commission, based on her knowledge of financial and accounting matters and years of experience as an Associate Professor of Business Administration (see the description of her business background under "Nominees for Election to Board of Directors"). Pursuant to its written charter, the major functions of the Audit Committee are to assist the Board of Directors in its oversight of: (i) the integrity of the Corporation's financial statements; (ii) the independent auditors' qualifications and independence; (iii) the Corporation's compliance with legal and regulatory requirements; (iv) the performance of the Corporation's internal audit function and of the independent auditors; and (v) carrying out other functions which may, from time to time, be assigned to the Audit Committee by the Board of Directors. See "Audit Committee Report" herein.

The Management Continuity and Compensation Committee met seven times in 2003; its primary functions are to review, evaluate and determine executive officer compensation, to recommend to the Board of Directors the election of corporate officers, to administer the Stock Award Plan and the Restricted Stock Grant Plan, including the awarding of options and restricted stock grants under the Stock Award Plan, all pursuant to the terms and conditions of such plans. In addition, it will administer the 2004 Stock Grant and Awards Plan, if such plan is approved by the shareholders. The Management Continuity and Compensation Committee presently consists of Messrs. Blanchard, Dewel, and Newman (Chairman).

The Nominating and Corporate Governance Committee met seven times in 2003; its primary duties relate to the evaluation and recommendation to the Board of Directors of prospective candidates for election as directors of the Corporation, the recommendation to the Board of Directors of members to serve on committees of the Board, and the development and recommendation to the Board of Directors of corporate governance guidelines, assisting the Board in its evaluation processes and otherwise taking a leadership role in the corporate governance of the Corporation. The Nominating and Corporate Governance Committee presently consists of Messrs. Everline (Chairman) and Dewel and Ms. Hutton, each of whom is independent (as independence is defined in the listing standards of the New York Stock Exchange).

The Committee uses a variety of means to identify Board members, including the Committee's contacts and recommendations from other sources. In addition, it may also retain a professional search firm to identify candidates. Pursuant to its charter, the Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has the sole authority to approve the search firm's fees and other retention items.

The Nominating and Corporate Governance Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating and Corporate Governance Committee should be sent in writing together with appropriate biographical information concerning each proposed nominee to the Nominating and Corporate Governance Committee in care of the Assistant to the Board of Directors at the Corporate Headquarters in Muscatine, Iowa.

At a minimum, each director nominee must have displayed the highest personal and professional ethics, integrity, values and sound business judgment. In addition, the Nominating and Corporate Governance Committee has adopted the following criteria for the selection of directors as part of its charter:

1. Exhibit high standards of integrity, commitment and independent thought and judgment. Also be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director.

2. Have substantial management experience and/or financial expertise or prior Board of Directors experience with a public company or other relevant experience with a range of skills that will allow a Board member to provide sound guidance with respect to the Company's operations and interests.

3. Have the ability to dedicate sufficient time, energy and attention to ensure the diligent pursuit of his or her duties, including attending Board of Directors and committee meetings and reviewing all material in advance.

4. Have the ability to discuss major issues and come to a reasonable conclusion. The capability to understand, effectively discuss and make appropriate judgments with respect to issues of importance to the Company. While being collegial, the candidate should have the ability to be direct and not afraid to disagree on important issues.

5. As applicable or desirable, meet the requirements for independence set forth in the New York Stock Exchange's corporate governance listing standards, for at least a majority of the directors then serving on the Board of Directors.

6. Either have direct business exposure to the major businesses of the Company and its subsidiaries and/or be ready to participate in direct learning experiences about the major businesses of the Company and its subsidiaries.

7. For audit committee members meet the independence and qualification requirements for audit committee members under the New York Stock Exchange's corporate governance listing standards and the rules and regulations of the Securities and Exchange Commission.

The Nominating and Corporate Governance Committee has established the following procedure to allow parties to communicate directly with the non-management directors as a group. Written communications should be addressed to :

Non-Management Directors
c/o Assistant to the Board of Directors
Bandag, Incorporated
2905 North Highway 61
Muscatine, Iowa 52761-5886]

Website Access to Certain Corporate Governance Documents

The Board of Directors has adopted corporate governance guidelines and a written charter for each of the Audit Committee, Management Continuity and Compensation Committee and Nominating and Corporate Governance Committee. The corporate governance guidelines and the charters are available on the Corporation's Internet Web site at www.bandag.com under "Investor Relations – Corporate Governance."

Communications with Board of Directors

Shareholders may communicate with the Board of Directors by writing to the Board of Directors (or, at the shareholder' s option, to a specific director or group of directors) in care of Assistant to the Board of Directors at the Corporation's Headquarters in Muscatine, Iowa. The Assistant to the Board of Directors will ensure that this communication (assuming it is properly marked to Board of Directors or a specific director or a group of directors) is delivered to the Board of Directors or the specified director or group of directors, as the case may be.

REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Information

The following table sets forth certain information concerning compensation paid for the last three fiscal years to the Corporation's Chief Executive Officer and each of its four other most highly compensated executive officers as of December 31, 2003, whose total cash compensation exceeded $100,000 for fiscal 2003. The persons named in the table are sometimes referred to herein as the "named executive officers."

Summary Compensation Table

				Long Term Compensation		
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Restricted Stock Award(s)[1]**	**Options (Number of Shares)**	**All Other Compensation[2]**
Martin G. Carver Chairman of the Board, Chief Executive Officer and President	2003	$482,769	$ -0-	$ 443,750	58,400	$39,432
	2002	452,906	-0-	308,000	41,100	33,697
	2001	428,500	-0-	-0-	50,400	14,868

				Long Term Compensation		
Name and Principal Position	Year	Salary	Bonus	Restricted Stock Award(s)[1]	Options (Number of Shares)	All Other Compensation[2]
Warren W. Heidbreder Vice President, Chief Financial Officer and Secretary	2003 2002 2001	$331,889 317,555 306,000	$ -0- -0- -0-	$170,400 116,150 -0-	22,400 15,500 19,300	$34,113 29,925 14,868
John C. McErlane Vice President; President of Tire Distribution Systems, Inc.	2003 2002 2001	$ 336,400 322,300 292,750	$ -0- -0- -0-	$179,760 30,800 -0-	22,400 16,400 19,300	$13,456 12,892 13,915
Nathaniel L. Derby II Vice President, Manufacturing Design	2003 2002 2001	$308,058 297,465 288,500	$-0- -0- -0-	$125,433 90,640 -0-	16,500 12,100 13,300	$25,281 22,350 14,868
Charles W. Vesey Vice President and Corporate Controller	2003 2002 2001	$261,300 261,271 253,713	$-0- -0- -0-	$-0- -0- -0-	7,000 5,800 7,000	$26,925 29,758 18,427

[1] At December 31, 2003, the number of shares held and the aggregate market value of restricted stock held by the named executive officers are as follows: Martin G. Carver, 2,830 shares Common Stock, value $116,596, and 30,052 shares Class A Common Stock, value $1,214,101; Warren W. Heidbreder, 840 shares Common Stock, value $34,608, and 10,966 shares Class A Common Stock, value $443,026; John C. McErlane, 515 shares Common Stock, value $21,218, and 7,556 shares Class A Common Stock, value $305,262; Nathaniel L. Derby II, 770 shares Common Stock, value $31,724, and 8,280 shares Class A Common Stock, value $334,512; and Charles W. Vesey, 465 shares Common Stock, value $19,158, and 465 shares Class A Common Stock, value $18,786. Dividends are paid on the shares of restricted stock prior to vesting.

[2] Of the amounts shown in this column for 2003, the Corporation's contribution under its Salaried Profit Sharing, Retirement and Savings Plan for the named executive officers is as follows: Martin G. Carver, $39,104; Warren W. Heidbreder, $27,400; John C. McErlane, $13,456; Nathaniel L. Derby II, $24,953 and Charles W. Vesey, $21,572 (of which, because of limitations under the Internal Revenue Code of 1986, as amended, $16,200 was paid into such Plan for Martin G. Carver, Warren W. Heidbreder, Nathaniel L. Derby II and Charles W. Vesey; $8,000 for John C. McErlane and the balance to be paid by the Corporation outside such Plan); and $328 is the Corporation's contribution to its Bandag Security Program, a combination defined benefit and defined contribution plan, for Martin G. Carver, Warren W. Heidbreder, Nathaniel L. Derby and Charles W. Vesey. The remainder of the amount shown for Mr. Heidbreder and Mr. Vesey in 2003 are $6,385 and $5,025, respectively, representing cash paid in lieu of vacation to Mr. Heidbreder and Mr. Vesey.

Stock Options

The following table contains information concerning the grant of stock options under the Corporation's Stock Award Plan for the year ended December 31, 2003, all of which are reflected above in the Corporation's Summary Compensation Table.

Option Grants in Last Fiscal Year

Name	Shares Underlying Options Granted (1)	Percentage of Total Options Granted to all Employees in Fiscal Year	Exercise Price per Share (2)	Expiration Date (3)	Grant Date Present Value (4)
Martin G. Carver	58,400	14.2%	$27.6750	2/25/13	$374,986
Warren W. Heidbreder	22,400	5.4%	$27.6750	2/25/13	$143,830
John C. McErlane	22,400	5.4%	$27.6750	2/25/13	$143,830
Nathaniel L. Derby II	16,500	4.0%	$27.6750	2/25/13	$105,947
Charles W. Vesey	7,000	1.7%	$27.6750	2/25/13	$ 44,947

(1) These options are options to purchase Class A Common Stock and are nonqualified stock options under the Internal Revenue Code.

(2) An option holder can pay the exercise price of options in cash, by delivering previously issued shares of the Corporation's Common Stock and/or Class A Common Stock, or a combination of both.

(3) Options granted to all participants are exercisable at the rate of 25% per year, beginning February 25, 2004.

(4) The option values presented are based on the Black-Scholes option pricing model adapted for use in valuing stock options. The actual value, if any, that an optionee may realize upon exercise will depend on the excess of the market price of the Class A Common Stock over the option exercise price on the date the option is exercised. There is no assurance that the actual value realized by an optionee upon the exercise of an option will be at or near the value estimated under the Black-Scholes model. The estimated values under the Black-Scholes model are based on arbitrary assumptions as to variables such as interest rates, the stock price volatility and future dividend yield, including the following: (a) an assumed United States Treasury security rate of 4.03%; (b) stock price volatility of 32.3% (based on the three-year weekly stock price history ending December 31, 2003); and (c) a dividend yield of 4.7% (based on the weighted average dividend yield of the Class A Common Stock for the one-year period ended December 31, 2003).

The following table sets forth information regarding the exercise of stock options and the fiscal year-end value of unexercised options held by the named executive officers:

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003[1]	
Name	**Shares Acquired on Exercise**	**Value Realized**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Martin G. Carver	---	---	78,455	143,445	$ 1,085,096	$1,872,443
Warren W. Heidbreder	---	---	29,355	54,445	405,256	710,049
John C. McErlane	---	---	27,980	54,720	396,587	712,751
Nathaniel L. Derby II	---	---	20,705	39,795	286,468	514,595
Charles W. Vesey	---	---	10,490	19,710	176,823	271,034

[1] The dollar values are calculated by determining the difference between the fair market value of the underlying Class A Common Stock at December 31, 2003 and the exercise price of the options.

The following table provides information as of December 31, 2003 about shares of Class A Common Stock that are authorized for issuance (no Common Stock is so authorized) under all of the Corporation's existing equity compensation plans, consisting solely of the Corporation's Stock Award Plan.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans [excluding Securities reflected in Column (a)] (c)
Equity compensation plans approved by shareowners	1,464, 640(1)	$26.47	773,265(2)
Equity compensation plans not approved by shareowners	---	---	---
Total	1,464,640(1)	$26.47	773,265(2)

(1) Represents outstanding options under the Stock Award Plan

(2) Consists of 773,265 shares of Class A Common Stock available for future issuance under the Stock Award Plan, of which no more than 344,632 shares may be in the form of restricted stock awards. Any remaining shares of Class A Common Stock may be issued pursuant to the exercise of stock options under the Stock Award Plan.

Pension Plan Benefits. The following table sets forth annual normal retirement age pension benefits under the Bandag Salaried Pension Plan at the specified remuneration and years-of-service classifications. The table assumes retirement in 2004. To the extent benefits are not paid under the Salaried Pension Plan due to limitations under the Internal Revenue Code of 1986, as amended, they are paid by the Corporation.

PENSION PLAN TABLE
Annual Pension Per Years of Service

Highest 5-Year Average Annual Compensation	5-Years	10-Years	15-Years	20-Years	25-Years	30-Years	35-Years
$50,000	$2,656	$5,313	$7,969	$10,500	$13,000	$15,500	$17,750
$100,000	$6,719	$13,438	$20,156	$25,500	$30,500	$35,500	$40,000
$150,000	$10,781	$21,563	$32,344	$40,500	$48,000	$55,500	$62,250
$200,000	$14,844	$29,688	$44,531	$55,500	$65,500	$75,500	$84,500
$250,000	$18,906	$37,813	$56,719	$70,500	$83,000	$95,500	$106,750
$300,000	$22,969	$45,938	$68,906	$85,500	$100,500	$115,500	$129,000
$350,000	$27,031	$54,063	$81,094	$100,500	$118,000	$135,500	$151,250
$400,000	$31,094	$62,188	$93,281	$115,500	$135,500	$155,500	$173,500
$450,000	$35,156	$70,313	$105,469	$130,500	$153,000	$175,500	$195,750
$500,000	$39,219	$78,438	$117,656	$145,500	$170,500	$195,500	$218,000

Pension amounts are based upon an employee's base salary and credited years of service. The base salaries for each of the last three fiscal years to the named executive officers are set forth in the Summary Compensation Table under "Salary." As of January 31, 2004, Messrs. Carver, Heidbreder, McErlane, Derby, and Vesey had completed approximately 25, 22, 19, 33, and 33 years of credited service under the Corporation's pension plan, respectively. Benefits shown in the table are computed as a straight line single life annuity assuming retirement at age 65 and are not subject to offset for Social Security Benefits.

In addition, certain of the named executive officers also have a "Bandag Security Program" benefit under the Bandag Salaried Pension Plan. The annual defined benefit payable at age 62 for each of the following named executive officers is fixed and is as follows: Martin G. Carver, $700; Warren W. Heidbreder, $542; John C. McErlane, $404; Nathaniel L. Derby II, $1,108; and Charles W. Vesey, $1,121.

Executive Officer Agreements

Each of the executive officers named in the Summary Compensation Table, except Mr. Vesey, is a party to a Severance Agreement with the Corporation. The Severance Agreements provide for severance benefits equal to the greater of $1,000,000, $650,000, $620,000 and $610,000 for Messrs. Carver, Heidbreder, Derby and McErlane, respectively, or an amount equal to twenty-four (24) months base salary, in the event of the executive's involuntary termination of employment or voluntary termination for good cause, except for death, disability or retirement. For purposes of the Severance Agreements, "good cause" means (i) a 15% or greater reduction in the executive's base pay, (ii) a materially adverse change, without the executive's prior written consent, in the nature or scope of the executive's title or responsibilities, or (iii) the relocation of the executive's principal place of employment by more than fifty (50) miles. The Severance Agreements restrict the named executive officers from competing with the

Corporation for twenty-four months following termination of employment and also contain extensive restrictions on disclosure of the Corporation's confidential information.

Report of Management Continuity and Compensation Committee on Executive Compensation

The Management Continuity and Compensation Committee of the Board of Directors (the "Compensation Committee") make all decisions regarding compensation of the Corporation's executive officers, including the awarding of stock options and restricted stock. The Compensation Committee is comprised of three non-employee independent Directors. Set forth below is a report submitted by the Compensation Committee addressing the Corporation's compensation policies applicable to the Corporation's executive officers, including the named executive officers in the Summary Compensation Table.

The Corporation's executive compensation strategy is designed to:

- Increase the alignment of executive compensation and rewards with the interests of the Corporation's shareholders;
- Provide focus and clarity about corporate strategies and Bandag's execution of those strategies;
- Provide compensation opportunities that retain and attract individuals who achieve results and significantly contribute to Bandag's success and culture;
- Align actual compensation earned to Bandag's short-term and long-term performance;
- Recognize and reward individuals for the role they have in making Bandag successful and allow them to share in that success.

Bandag's Executive Compensation Plan

Under the Corporation's executive compensation plan, the total compensation opportunity for each executive officer, including the Chief Executive Officer, is based on a target level of total direct compensation for each individual position. The total direct compensation target for each position approximates the 60th percentile of competitive compensation (cash and stock) from executive compensation surveys, which encompasses manufacturing companies with revenues between $500 million and $1 billion.

The actual level of total compensation an executive will achieve depends upon a variety of factors, including the responsibilities of the position, experience of the executive, current level of total compensation relative to the target level, the financial performance of the Corporation, national trends, and the Corporation's competitive need to retain and recruit the very best and most capable individuals. In reviewing the Corporation's financial performance, the Compensation Committee considers the Corporation's revenues, net income and net income per share in light of the competitive and economic conditions during the fiscal year. In addition, the Compensation Committee considers the Corporation's financial performance resulting from investment in marketing programs, research and development, plant, machinery, and equipment and in personnel and related programs.

The Corporation's executive compensation plan consists of the following components:

<u>Base Salary</u>

Base salaries were established based on the pay-at-risk level appropriate for each executive's job, including the Chief Executive Officer. For the Chief Executive Officer, base salary represented 39% of the targeted total direct compensation opportunity. For the other named executive officers, base salaries averaged 60% of their targeted total direct compensation opportunity.

During 2003, executive officers, including the Chief Executive Officer, received a 4.0% increase based on the midpoint established for their role. The midpoint is the base salary target under which an executive officer's salary is administered. Under the midpoint compensation system, midpoints were used to calculate the annual increase for each executive officer by multiplying the midpoint (not the current base salary) by a percentage established by the Compensation Committee. The resulting amount was then added to the current base salary.

In determining the percentage increase for base salary, the Compensation Committee considered a variety of factors, including inflation rate, the Corporation's financial performance, and trends in salaried employee compensation increases, as disclosed by published salary budget forecasts. Future base pay increases will be based on factors similar to those just discussed.

Annual Award Plan

Nine executive officers, including the Chief Executive Officer, were eligible for an annual award consisting of restricted stock, based on achievement of the Corporation's diluted "earnings-per-share" (EPS) in 2003 against a diluted EPS "target" pre-established by the Compensation Committee.

Based on the performance of the Corporation in 2003 against the EPS targets established by the Compensation Committee, each participant during 2003 was awarded shares of restricted stock on February 24, 2004 under the Bandag, Incorporated Stock Award Plan, the value of which for each of the named executive officers is included in the Summary Compensation Table.

In 2003, executive officers eligible to participate in this plan were Martin G. Carver, Chief Executive Officer; Timothy T. Chen, Vice President, Innovation; Nathaniel L. Derby, II, Vice President, Manufacturing Design; Warren W. Heidbreder, Vice President, Chief Financial Officer; Frederico U. Kopittke, Vice President, International; John C. McErlane, Vice President; President, Tire Distribution Systems, Inc., a wholly owned subsidiary; Janet M. Sichterman, Vice President, North American Fleet Sales; Andrew M. Sisler, Vice President, North American Franchise Sales; and Michael A. Tirona, Vice President and General Manager – Europe.

Restricted shares under this plan vest three years from the date of grant if the recipient is still employed by the Corporation, and vest immediately in the event of death, disability, retirement at age 60 with ten or more years of service, or change in corporate control.

Long-term Award Plan

Executive officers, including the Chief Executive Officer, participate in a long-term award plan designed to achieve the following objectives:

- Create a better link between the interests of the participants and the Corporation's shareholders;
- Promote teamwork and provide participants with rewards for excellence in the Corporation's performance;
- Provide flexibility to the Corporation in its ability to compensate, attract, and retain the services of individuals who make significant contributions to the Corporation's success; and
- Allow participants to further share in the success of the Corporation.

Under this plan, executive officers, including the Chief Executive Officer, were granted a stock option under the Bandag, Incorporated Stock Award Plan, to purchase shares of Class A Common Stock at fair market value as of the award date of February 25, 2003. These options are non-qualified stock options under the Internal Revenue Code.

Under this grant, stock options for the executive officers, including the Chief Executive Officer, are exercisable at a rate of 25% per year, beginning February 25, 2004, and have an exercise period of 10 years. The size of the grant was based on the estimated value of the options using the Black-Scholes option pricing model, and was made considering the executive's overall total direct compensation target.

Each option becomes immediately exercisable at the end of the vesting period, unless the participant's employment has been previously terminated, or in the event of the participant's death, disability, retirement at age 60 with ten or more years of service, or change in corporate control.

Bandag, Incorporated Management
Continuity and Compensation Committee

Robert T. Blanchard
Gary E. Dewel
R. Stephen Newman, Chairman

Remuneration of Directors. Directors who are also full-time employees of the Corporation do not receive remuneration for acting as directors. Non-employee directors are currently compensated in accordance with the following schedule:

Annual Fees - Chairman of Committee – $34,500. Other Directors – $32,000.
Board Meeting Attendance – $1,250 per meeting.
Committee Meeting Attendance - Chairman – $1,500 per meeting.
Other Directors – $1,250 per meeting.

Stock Option Award – Each non-employee Director was awarded a stock option for 1,220 shares of Class A Common Stock on March 9, 2004. The value of this award is $12.86 per share, computed under the Black-Scholes method. The exercise price of the stock option is $47.47 per share, being the fair market value of the Class A Common Stock on the date of grant. The options are immediately exercisable and expire 10 years from the date of grant. The value of the annual stock option award and/or the number of shares covered by the award will vary in future years.

Restricted Stock Award – Each non-employee Director was awarded 332 shares of Class A Common Stock on March 9, 2004. The price of a share of Class A Common Stock on March 9, 2004 was $47.47. The shares are restricted and vest in three years based upon continued service as a Director, or earlier in the event of death, disability or retirement from the Board of Directors after age 60 with at least 10 years of continuous service as a Director. Prior to vesting, Directors are entitled to receive dividends on the shares and to exercise voting rights.

Transactions with Management/Principal Shareholders and Directors. Roy J. Carver, Jr., brother of Martin G. Carver, owns 100% of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine, Iowa; and Davenport, Iowa. During 2003, it sold $141,067.60 of aviation fuel and charter services to the Corporation at competitive prices based on volume purchased and services utilized. Phillip J. Hanrahan, a director, is a partner of the law firm of Foley & Lardner LLP, Milwaukee, Wisconsin, which has provided legal services to the corporation for several years, including 2003, and expects to provide legal services in 2004. Mr. Edgar D. Jannotta, a director, is Chairman of William Blair & Company, L.L.C. and Chairman of that firm's Executive Committee. William Blair & Company, L.L.C. has provided investment banking services to the Corporation for several years, including 2003, and may provide services in 2004 if requested by the Corporation.

AUDIT COMMITTEE REPORT

Pursuant to its written charter, the Audit Committee ("Committee") oversees the Corporation's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Corporation's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61 ("Communication with Audit Committees").

The Committee discussed with the independent auditors the auditors' independence from management and the Corporation and considered the compatibility of non-audit services provided by the auditors to the Corporation with their independence. In addition, the independent auditors provided the Audit Committee with written disclosure respecting their independence and the letter required by Independence Standards Board No. 1 ("Independence Discussions with Audit Committees").

The Committee discussed with the Corporation's independent auditors the overall scope and plans for their audit of the Corporation's consolidated financial statements. The Committee meets with the independent auditors, both with and without management present, as deemed advisable, to discuss the results of their examination, their evaluation of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting. In addition, the Committee reviews with management and the independent auditors proposed interim financial statements. The Committee held eight meetings during fiscal year 2003.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board of Directors has accepted that recommendation) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 for filing with the Securities and Exchange Commission. The Audit Committee has selected Ernst & Young LLP as the Corporation's independent auditors for the fiscal year ending December 31, 2004, subject to shareholder ratification.

Bandag, Incorporated
Audit Committee

Robert T. Blanchard, Chairman
Amy P. Hutton
James R. Everline
R. Stephen Newman

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SHAREHOLDER RETURN PERFORMANCE INFORMATION

Set forth on the following pages is a line graph comparing the yearly percentage change during the last five years in the cumulative total shareholder return (assuming reinvestment of dividends) on the Corporation's Common Stock and Class A Common Stock with the cumulative total returns of the Standard & Poor's 500 Stock Index and the Dow Jones & Co., Inc. Tire and Rubber – Index ("Tire and Rubber Index"). The graph assumes $100 Invested on December 31, 1998 in Bandag, Incorporated Common Stock and Class A Common Stock, the S&P 500 Stock Index and the Dow Jones & Co., Inc. Tire and Rubber – Index.


Bandag Inc. Stock Performance Chart
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140
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100
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40
20
0
Dollars
1998
1999
2000
2001
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2003
Year
Bandag Inc.
S&P 500
Dow Jones Tire & Rubber

Comparison of Five Year Cumulative Total Return

	December 31					
	1998	1999	2000	2001	2002	2003
Bandag, Incorporated	100	64	108	98	116	134
S&P 500 Stock Index	100	121	110	97	76	97
Tire and Rubber -Index	100	60	52	60	27	25

Proposal No. 2 – APPROVAL OF THE BANDAG, INCORPORATED 2004 STOCK GRANT AND AWARDS PLAN

General

On March 9, 2004, the Board of Directors adopted, subject to shareholder approval at the Annual Meeting of the Shareholders, the Bandag, Incorporated 2004 Stock Grant and Awards Plan (the "2004 Plan"). The purpose of the 2004 Plan is (i) to attract and retain outstanding individuals to serve as officers, directors and employees and (ii) to increase shareholder value by offering participants the opportunity to acquire shares of the Corporation's Class A Common Stock, receive monetary payments based on the value of such Common Stock or receive other incentive compensation.

The Corporation currently has in effect the Bandag, Incorporated Stock Award Plan, as amended (the "1999 Plan"). As of March 4, 2004, 600,000 shares of Class A Common Stock remained available for the granting of additional awards under the 1999 Plan. Upon shareholder approval of the 2004 Plan, the 1999 Plan will terminate and no new awards will be granted under the 1999 Plan (except for the possible grant of awards of restricted stock in February 2005 to participants in the Company's annual award plan), although awards granted under such plan and still outstanding will continue to be subject to all terms and conditions of such plan.

The following is a summary description of the material provisions of the 2004 Plan. A copy of the 2004 Plan is attached as Appendix A.

Administration

The Management Continuity and Compensation Committee, or a successor committee with the same or similar authority, of the Board of Directors (the "Committee") will administer the 2004 Plan (the Nominating and the Corporate Governance Committee functions as the Committee solely with respect to the granting of awards to non-employee directors). The Committee has full discretionary authority to administer the 2004 Plan, including but not limited to the authority to (i) interpret the provisions of the 2004 Plan; (ii) prescribe, amend and rescind rules and regulations relating to the 2004 Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in any award or agreement under the 2004 Plan; and (iv) make all other determinations necessary or advisable for the administration of the 2004 Plan.

Eligibility

The Committee may grant awards under the 2004 Plan to any officer or other employee of the Corporation or its affiliates, any individual that the Corporation or any of its affiliates has engaged to become an officer or employee and any non-employee director. As of March 9, 2004, there were approximately 13 officers, 190 employees (not including officers) and eight (8) non-employee directors eligible to participate in the 2004 Plan.

Types of Awards

The 2004 Plan authorizes the Committee to grant stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, dividend equivalent units and incentive awards, whether granted alone or in addition to, in tandem with, or in substitution for any other award.

Stock Options. The Committee may grant either non-qualified stock options or incentive stock options to eligible participants on the terms and conditions it prescribes, provided that the Committee may only grant incentive stock options to employees of the Corporation or its subsidiaries. The Committee will set the term of each option, but no option will be exercisable more than ten years after the date of grant. All incentive stock options must comply with the provisions of Section 422 of the Internal Revenue Code.

The Committee will determine the per share exercise price of any option, provided that the exercise price is not less than the fair market value of a share of Class A Common Stock on the date the Committee grants the option. The Committee will determine the date after which options may be exercised in whole or in part and the manner of exercise of the options. Unless the Committee establishes otherwise, the exercise price of an option may be paid in cash, by delivering shares of Class A Common Stock (subject to limitations established by the Committee) or a combination thereof.

For purposes of the 2004 Plan, the fair market value of a share of Class A Common Stock is determined by averaging the high and low reported sale prices as reported in The Wall Street Journal for the date on which the determination is being made, or if there are no sales on such date, for the last preceding date on which there was a sale.

Stock Appreciation Rights. A stock appreciation right entitles the holder to receive an amount in cash or shares of Class A Common Stock or a combination thereof (at the discretion of the Committee), equal to the appreciation of the fair market value of a share of Class A Common Stock from the date of grant. The Committee will determine the grant price of a stock appreciation right, provided that the grant price is not less than the fair market value of a share of Class A Common Stock on the date the Committee grants the stock appreciation right. The Committee will set the term of each stock appreciation right, but no stock appreciation right will be exercisable more than ten years after the date of grant.

The Committee may grant a stock appreciation right independently or in relation to an option. Unless otherwise determined by the Committee, if a stock appreciation right is granted in relation to an option, the terms and conditions applicable to the stock appreciation right will be identical to the terms and conditions applicable to the option. A stock appreciation right granted in relation to an option may only be exercised upon surrender of the right to exercise such option for an equivalent number of shares. Likewise, an option granted in relation to a stock appreciation right may only be exercised upon surrender of the right to exercise such stock appreciation right for an equivalent number of shares

Performance Awards. The Plan permits two types of performance awards to be granted: performance shares and performance units. A performance share entitles the holder to receive a share of Class A Common Stock to the extent specified performance goals are achieved. A performance unit entitles the holder to receive a payment valued in relation to a designated dollar value or the fair market value of a share of Class A Common Stock, to the extent performance goals are achieved. The Committee will determine all terms and conditions of each award of performance shares or performance units.

Restricted Stock and Restricted Stock Unit Awards. A restricted stock award is an award for a fixed number of shares of Class A Common Stock that is subject to a risk of forfeiture and/or restrictions on transfer. A restricted stock unit is a right to receive a payment or partial payment upon the completion of a specified period of service or the achievement of specified performance goals. The Committee will determine the forfeiture provisions and restrictions imposed on all restricted stock, the vesting period of, and any performance goals respecting, restricted stock unit awards and, with respect to restricted stock units, whether to settle such awards in cash, shares of Class A Common Stock or a combination thereof.

Dividend Equivalent Units. A dividend equivalent unit entitles the holder to receive a payment equal to the cash dividends paid with respect to a share of Class A Common Stock. The Committee will determine all terms and conditions of each award of dividend equivalent units.

Incentive Awards. The Committee will determine all terms and conditions of any long-term incentive award or any annual incentive award, provided that the payment of all or any portion of such awards are contingent on the achievement or partial achievement of one or more performance goals over a period of at least one fiscal year of the Corporation. The Committee will determine whether the payment of any incentive award is to be made in cash, shares of Class A Common Stock or a combination thereof.

Performance Goals Related to Performance Awards

In connection with granting performance awards, or other awards the benefit of which is contingent on the attainment of performance goals, the Committee may establish goals that relate to one or more of the following:

1. Any of the following as determined for the Corporation on a consolidated basis, for any one or more affiliates or divisions of the Corporation and/or for any other business unit or units of the Corporation, as determined by the Committee at the time a performance award is made:

    a. Net Income before or after taxes;

    b. Return measures, including but not limited to return on assets, equity, or sales;

    c. Cash flow return on investments, which equals net cash flows divided by owners' equity;

    d. Earnings before or after taxes;

    e. Gross revenues;

    f. Share price, including but not limited to growth measures and total shareholder return;

    g. Economic profit, defined as, but not limited to, after-tax operating profit less the cost of capital; and

    h. Customer satisfaction results.

2. Basic earnings per share for the Corporation on a consolidated basis.

3. Diluted earnings per share for the Corporation on a consolidated basis.

As to each performance goal, the relevant measurement of performance will be computed in accordance with generally accepted accounting principles, but, unless otherwise determined by the Committee at the time the award is made, will exclude the effects of (i) extraordinary, unusual, transition, one-time and/or non-recurring items of gain or loss; (ii) gains or losses on the disposition of a business or arising from the sale of assets outside the ordinary course of business; (iii) changes in tax or accounting regulations or laws; (iv) a merger or acquisition; or (v) repurchases of Corporation stock, that in each case the Corporation identifies in its audited financial statements, including footnotes, or the Management's Discussion and Analysis section of the Corporation's annual report. In the case of awards that the Committee determines will not be considered "performance-based compensation" under Internal Revenue Code Section 162(m), the Committee may establish other performance goals not listed in the 2004 Plan.

Shares Subject to the Plan; Other Limitations on Awards

The 2004 Plan provides that a total of 2,000,000 shares of Class A Common Stock (subject to adjustment as described below) will be available for granting awards thereunder. The Committee may grant incentive stock options for no more than 100,000 shares and may grant restricted stock for no more than 750,000 shares. No participant may receive in any calendar year:

- options and/or stock appreciation rights with respect to more than 135,000 shares;
- restricted stock and/or restricted stock units relating to more than 100,000 shares;
- awards of performance shares and/or performance units for more than 100,000 shares (if the value is based on the fair market value of shares of Class A Common Stock);
- awards of performance units which could result in a payment of more than $2,000,000 (if the value is not based on the fair market value of shares of Class A Common Stock);

- an annual incentive award in respect of any single fiscal year of the Corporation of more than $1,000,000; or

- a long-term incentive award of more than $2,000,000 in respect of any period of three consecutive fiscal years of the Corporation.

To the extent that any shares of Class A Common Stock subject to an award under the 2004 Plan are not issued because the award expires without having been exercised, is cancelled, terminated, forfeited or is settled without the issuance of Class A Common Stock, such shares will be available again for grants of awards under the 2004 Plan. In addition, shares tendered by a participant to pay the exercise price or shares issued under the 2004 Plan that are later reacquired by the Corporation will be available for grants of awards under the 2004 Plan.

Transferability Restrictions

Except as otherwise permitted by the Committee, awards granted under the 2004 Plan are not transferable other than by will or the laws of descent and distribution.

Term of Plan

Unless earlier terminated by the Board of Directors or the Committee, the 2004 Plan will terminate on March 8, 2014.

Termination and Amendment of Plan

The Board or the Committee may amend, alter, suspend, discontinue or terminate the 2004 Plan at any time, except that only the Board may amend, alter, suspend, discontinue or terminate the 2004 Plan if so determined by the Board or required pursuant to applicable law. However, no amendment, alteration, suspension, discontinuance or termination may be made without the approval of the shareholders if required by applicable law or the listing requirements of the New York Stock Exchange or if such amendment would:

- increase the number of shares of Class A Common Stock reserved for issuance under the 2004 Plan or that may be issued to participants pursuant to awards granted under the 2004 Plan; or

- allow for a decrease in the exercise price of any outstanding option, except pursuant to an adjustment described below in "Adjustment Provisions."

Foreign Participation

To assure the viability of awards granted to participants employed in foreign countries, the Committee may provide for such special terms as it considers necessary or appropriate to accommodate differences in local law, tax policy or custom.

Adjustment Provisions

If an "adjustment event" occurs, the Committee may make a provision for a cash payment to the holder of any outstanding award in exchange for the cancellation of all or part of the award or, in such a manner as it deems equitable, adjust appropriately :

- the number and type of shares of Class A Common Stock available for awards;
- the number and type of shares of Class A Common Stock subject to outstanding awards; and
- the grant, purchase or exercise price of any award.

To the extent the Committee deems equitable, with respect to any "adjustment event" that is a reorganization, merger, consolidation, combination or similar transaction, the Committee may substitute for each share of Class A Common Stock then subject to an award granted under the 2004 Plan, the number and kinds of shares of stock, other securities, cash or other property to which the holders of Class A Common Stock are or will be entitled to pursuant to the transaction. For purposes of the 2004 Plan, an "adjustment event" means any dividend or other distribution (whether in the form of cash, shares of Class A Common Stock, other securities or other property), recapitalization, consolidation, split-up, spin-off, combination, repurchase, or exchange of Class A Common Stock or other securities of the Corporation, issuance of warrants or other rights to purchase shares of Class A Common Stock or other securities of the Corporation, or other similar corporate transaction or events affecting the Class A Common Stock.

Change of Control

Except to the extent the Committee provides a result more favorable to holders of awards under the 2004 Plan, in the event of a change of control of the Corporation, the following provisions apply:

Options/Stock Appreciation Rights. All outstanding options and stock appreciation rights will become immediately exercisable in full and each holder of an outstanding option or stock appreciation right will have the right to surrender such award within 30 days of the change of control of the Corporation and receive an amount of cash equal to the excess of the change of control price of the shares of Class A Common Stock covered by such award over the purchase or grant price of the shares of Class A Common Stock under the award.

Restricted Stock/Restricted Stock Units. All outstanding restricted stock and restricted stock unit awards will immediately vest and each holder of restricted stock or a restricted stock unit award will have the right to surrender such award within 30 days of the change of control of the Corporation and receive an amount of cash equal to the change of control price multiplied by the number of shares of restricted stock or restricted stock units.

Performance Shares/Performance Units. Holders of a performance share or performance unit award for which the performance period has not expired will have the right to surrender such award within 30 days of the change of control of the Corporation and receive an amount of cash equal to the product of (a) the value of such performance share or performance unit award and (b) a fraction, the numerator of which is the number of whole months since the commencement of the performance period, and the denominator of which is number of whole months in the performance period. Holders of a performance share or performance unit award that has been earned but not yet paid will receive a cash payment equal to the value of the performance share or performance unit.

Dividend Equivalent Units. All dividend equivalent units will become immediately vested and payable, except that dividend equivalent units awarded in connection with another award will vest and become payable to the same extent as the related award.

Annual and Long-Term Incentive Awards. All annual and long-term incentive awards that are earned but not yet paid shall be paid, and all such awards that are not yet earned shall be deemed to have been earned pro rata, as if the performance goals are attained as of the effective date of the change of control.

For purposes of the 2004 Plan, a "change of control" includes any of the following events:

- the consummation of a transaction that results in a sale, exchange, transfer, or other disposition of all, or substantially all, of the assets of the Corporation; or

- the consummation of a transaction that results in the merger or consolidation of the Corporation with or into any other corporation under circumstances where the shareholders of the Corporation immediately prior to such merger or consolidation, will own, directly or indirectly, after such merger or consolidation, securities representing less than a majority of the voting control of the surviving corporation.

Certain Federal Income Tax Consequences

The Federal income tax consequences described in this section are based on laws and regulations in effect on the date of this proxy statement. Future changes in those laws and regulations may affect the tax consequences described below. No discussion of state income tax treatment has been included.

Nonqualified Stock Options:

Options granted under the 2004 Plan which do not qualify as incentive stock options ("ISOs") will, in general, be subject to the following Federal income tax treatment:

• The grant of a nonqualified option does not give rise to any income tax consequences to either the Corporation or the participant.

• The exercise of a nonqualified option generally results in ordinary taxable income to the participant in the amount equal to the excess of the fair market value of the shares at the time of exercise over the option price. A deduction from taxable income is generally allowed to the Corporation in an amount equal to the amount of ordinary income recognized by the participant.

• Upon a subsequent taxable disposition of shares, a participant recognizes short-term or long-term capital gain (or loss) depending on the holding period, equal to the difference between the amount received and the tax basis of the shares (usually the fair market value of the shares at the time of exercise).

Incentive Stock Options:

Options granted under the 2004 Plan which constitute ISOs will, in general, be subject to the following Federal income tax treatment:

• The grant of an ISO does not give rise to any income tax consequences to either the Corporation or the participant.

• No deduction is allowed to the Corporation on a participant's exercise of an ISO.

• A participant's exercise of an ISO does not result in ordinary income to the participant for regular tax purposes, but may result in the imposition of or an increase in the alternative minimum tax. If shares acquired upon exercise of an ISO are not disposed of within the same taxable year of the ISO exercise, the excess of the fair market value of the shares at the time the ISO is exercised over the option price is included in the participant's computation of alternative minimum taxable income in the year of exercise.

• In general, if shares acquired upon the exercise of an ISO are disposed of within two years of the date of the option grant, or within one year of the date of the option exercise, the participant recognizes ordinary taxable income at the time of the disposition to the extent that the fair market value of the shares at the time of exercise exceeds the option price, but not in an amount greater than the excess, if any, of the amount realized on the disposition over the option price. Capital gain (long-term or short-term depending upon the holding period) is recognized by the participant at the time of such a disposition to the extent that the amount of proceeds from the sale exceeds the fair market value at the time of the exercise of the ISO. Capital loss (long-term or short-term depending upon the holding period) is recognized by the participant at the time of such a disposition to the extent that the fair market value at the time of the exercise of the ISO exceeds the amount of proceeds from the sale. The Corporation generally is entitled to a deduction in the taxable year in which the disposition is made in an amount equal to the amount of ordinary income recognized by the participant.

• If shares acquired upon the exercise of an ISO are disposed of after the later of two years from the date of the option grant or one year from the date of the option exercise in a taxable transaction, the participant recognizes long-term capital gain or loss at the time of the disposition in an amount equal to the difference between the amount realized by the participant on the disposition and the participant's basis in the shares. The Corporation will not be entitled to any income tax deduction with respect to the ISO.

Stock Appreciation Rights:

Any stock appreciation right ("SAR") granted under the 2004 Plan, will in general, be subject to the following Federal income tax treatment:

- The grant of a SAR does not give rise to any income tax consequences to either the Corporation or the participant.

- Upon the exercise of a SAR, the participant recognizes ordinary income equal to the amount of any cash plus the fair market value of any shares of Class A Common Stock received. The Corporation is generally allowed a deduction in an amount equal to the income recognized by the participant.

Performance Awards:

Any performance shares or performance units granted under the 2004 Plan will, in general, be subject to the following Federal income tax treatment:

- The grant of a performance award does not give rise to any income tax consequences to either the Corporation or the participant.

- Upon payment of cash pursuant to a performance award, the participant recognizes ordinary income equal to the amount of the payment and the Corporation is generally allowed a deduction in an equal amount.

- Upon the issuance of Class A Common Stock pursuant to a performance award, generally the participant recognizes ordinary income equal to the fair market value of the shares received, or if received subject to certain restrictions, the fair market value of the shares when no longer restricted. The participant recognizes ordinary income on the receipt of dividend equivalent units.

- A deduction from taxable income is generally allowed to the Corporation in an amount equal to the amount of ordinary income recognized by the participant with respect to the performance awards.

Restricted Stock:

Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and the Corporation will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the Class A Common Stock as of that date (less any amount he or she paid for the stock), and the Corporation will be allowed a corresponding Federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). If the participant files an election under Internal Revenue Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and the Corporation will be allowed a corresponding Federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Internal Revenue Code Section 83(b) election.

Restricted Stock Units:

A participant will not recognize income, and the Corporation will not be allowed a tax deduction, at the time a restricted stock unit award is granted. Upon issuance of cash and/or shares of Class A Common Stock in settlement of a restricted stock unit award, a participant will recognize ordinary income equal to the cash received plus the fair market value of the Class A Common Stock as of that date (less any amount he or she paid for the stock), and the Corporation will be allowed a corresponding Federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m).

Repricing

Except for the adjustments discussed above, the Committee may not decrease the exercise price for any outstanding option after the date of grant nor allow a participant to surrender an outstanding option to the Corporation as consideration for the grant of a new option with a lower exercise price.

New Plan Benefits

The following table shows information concerning stock appreciation rights ("SARs") and restricted stock units ("RSUs") that have been granted to the individuals or groups specified below as of March 9, 2004, subject to shareholder approval.

Name and Position	Number of Shares Underlying SARs (1)	Dollar Value of RSU Awards (2)
Martin G. Carver, Chairman of the Board, Chief Executive Officer and President	-0-	-0-
Warren W. Heidbreder, Vice President, Chief Financial Officer and Secretary	-0-	-0-
John C. McErlane, Vice President of Tire Distribution Systems, Inc.	-0-	-0-
Nathaniel L. Derby II, Vice President, Manufacturing and Design	-0-	-0-
Charles W. Vesey, Vice President and Corporate Controller	-0-	-0-
Executive Group	-0-	-0-
Non-Executive Director Group	-0-	-0-
Non-Executive Officer Employee Group	6,200	$90,905
Total:	6,200	$90,905

(1) Each SAR is the equivalent of an option to purchase a share of Class A Common Stock at a price of $47.47 per share, being the fair market value of a share of Class A Common Stock on March 9, 2004. The SARs become exercisable at a rate of 25% of the total grant on each anniversary of the grant, beginning March 9, 2005. Each SAR is exercisable for a term of 10 years.

(2) An RSU grant is equivalent to the grant of a share of Class A Common Stock. Each RSU vests on March 9, 2007 or earlier in the event of death, disability or retirement after age 60 with at least ten years of service for vesting purposes under any qualified retirement plan of the Company. Upon the vesting of an RSU, a participant is entitled to receive a share of Class A Common Stock plus the dividends paid on a share of Class A Common Stock during the vesting period, payable in shares of Class A Common Stock valued at the then fair market value.

The Corporation cannot currently determine the number or type of awards that may be granted to eligible participants under the 2004 Plan in the future. Such determinations will be made from time to time by the Committee.

Vote Required

Assuming a quorum is present, approval of the 2004 Plan requires that more votes of shares of Common and Class B Common Stock be voted in favor of adopting the 2004 Plan than are voted against adoption of the 2004 Plan. Any shares not voted at the Annual Meeting with respect to the adoption of the 2004 Plan (whether as a result of abstentions, broker non-votes, or otherwise) will have no impact on the vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE 2004 PLAN. SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED "FOR" APPROVAL OF THE 2004 PLAN, UNLESS A VOTE AGAINST SUCH APPROVAL OR TO ABSTAIN FROM VOTING IS SPECIFICALLY INDICATED ON THE PROXY.

Proposal No. 3 – RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected Ernst & Young LLP as the Corporation's independent auditors for the fiscal year ending December 31, 2004.

Ernst & Young LLP served as the Corporation's independent auditors for the fiscal year ended December 31, 2003. Representatives of Ernst & Young LLP will be present at the Annual Meeting and will be available to respond to any questions raised at the meeting and make any comments they deem appropriate.

Although this selection is not required by law to be submitted to a vote by shareholders, the Audit Committee, pursuant to the requirements of its charter, requests that the shareholders ratify the selection of Ernst & Young LLP as independent auditors for 2004. If the shareholders should not so ratify, the Audit Committee will reconsider the selection.

Assuming a quorum is present, ratification of the appointment requires that more votes represented by shares of Common and Class B Common Stock be voted in favor of such ratification than are voted against such ratification. Any shares not voted at the Annual Meeting with respect to such ratification (whether as a result of abstentions, broker non-votes or otherwise) will have no impact on the vote.

Audit Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Corporation's annual financial statements, the review of the financial statements included in the Corporation's Form 10-Q and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2003 and 2002 were $1,028,800 and $955,600, respectively.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP for assurance and related services principally related to the performance of the audit of the Corporation's financial statements, other than the audit fees described above, for the fiscal years ended December 31, 2003 and 2002 were $181,300 and $89,000 respectively. These services in 2003 primarily consisted of due diligence acquisition services, assistance with respect to internal controls compliance matters and services in connection with pension audits. These services in 2002 primarily consisted of services in connection with pension audits and internal audit matters.

Tax Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2003 and 2002 were $13,546 and $71,568 respectively. These services in both years consisted primarily of tax consultation and advice with regard to foreign tax compliance issues.

All Other Fees

Other than the foregoing described fees and services, Ernst & Young LLP received no fees nor provided any services in either 2003 or 2002.

Audit Committee Pre-approval Polices and Procedures

The policy of the Audit Committee requires pre-approval of all audit, audit-related, tax and other services to be provided by Ernst & Young LLP, subject to de minimis exceptions for the providing of non-audit services, which services must be approved by the Audit Committee prior to completion of the audit and must otherwise comply with Section 10A(i)(B) of the Securities Exchange Act of 1934.

All of the audit-related and tax services described above were pre-approved by the Audit Committee to the extent required by applicable law, except for certain tax services provided and approved in 2003 pursuant to the de minimis exception described above, which accounted for approximately 60% of the total tax services provided in 2003, or $8,100 in total fees for such services.

Proposal No. 4 – OTHER MATTERS

The management of the Corporation knows of no matters to be presented at the meeting other than those set forth in the Notice of Annual Meeting of Shareholders. However, if any other matters properly come before the meeting, it is intended that the persons named in the enclosed proxy will vote on such matters in accordance with their best judgments.

2005 SHAREHOLDERS' PROPOSALS

The date by which proposals of shareholders intended to be presented at the 2005 Annual Meeting of the Corporation must be received by the Corporation for inclusion in its Proxy Statement and form of proxy relating to that meeting is December 1, 2004. The Corporation may exercise discretionary voting authority under proxies solicited by it for the 2005 Annual Meeting of Shareholders if it receives notice of a proposed non-Rule 14a-8 shareholder action after February 14, 2005.

MISCELLANEOUS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's executive officers, directors and more than 10% shareholders ("Insiders") to file with the Securities and Exchange Commission reports on prescribed forms of their beneficial ownership of the Corporation's stock and furnish copies of such reports to the Corporation. Based solely on a review of the copies of such forms furnished to the Corporation, or written representations that no Form 5 was required to be filed, the Corporation believes that during the year ended December 31, 2003 all reports required by Section 16(a) to be filed by the Corporation's Insiders were filed on a timely basis.

Expenses

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Corporation.

Some of the officers and regular employees of the Corporation may, without extra remuneration, solicit proxies personally or by telephone, e-mail or telefax. The Corporation will request brokerage houses, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record and will reimburse such persons for their expenses.

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APPENDIX A

BANDAG, INCORPORATED
2004 STOCK GRANT AND AWARDS PLAN

1. Purposes, History and Effective Date.

(a) Purpose. The Bandag, Incorporated 2004 Stock Grant and Awards Plan has two complementary purposes: (i) to attract and retain outstanding individuals to serve as officers, directors and employees and (ii) to increase shareholder value. The Plan will provide participants incentives to increase shareholder value by offering the opportunity to acquire shares of the Company's Class A common stock, receive monetary payments based on the value of such common stock, or receive other incentive compensation, on the potentially favorable terms that this Plan provides.

(b) History. Prior to the effective date of this Plan, the Company had in effect the 1999 Plan, which was originally effective February 8, 1999. Upon shareholder approval of this Plan, the 1999 Plan will terminate and no new awards will be granted under the 1999 Plan (except for the possible grant of awards of restricted stock in February 2005 to participants in the Company's annual award plan), although awards granted under such plan and still outstanding will continue to be subject to all terms and conditions of such plan.

(c) Effective Date. This Plan will become effective, and Awards may be granted under this Plan, on and after the Effective Date. This Plan will terminate as provided in Section 15.

2. Definitions. Capitalized terms used in this Plan have the following meanings:

(a) "1999 Plan" means the Bandag, Incorporated Stock Award Plan, as amended.

(b) "Affiliate" has the meaning ascribed to such term in Rule 12b-2 promulgated under the Exchange Act or any successor rule or regulation thereto.

(c) "Award" means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Restricted Stock, Restricted Stock Units, Dividend Equivalent Units or an Incentive Award.

(d) "Award Agreement" means any written agreement, contract, or other instrument or document evidencing the grant of an Award in such form as the Committee determines.

(e) "Board" means the Board of Directors of the Company.

(f) "Change of Control" means the occurrence of any one of the following events:

(i) the consummation of a transaction that results in a sale, exchange, transfer, or other disposition of all, or substantially all, of the assets of the Company; or

(ii) the consummation of a transaction that results in the merger or consolidation of the Company with or into any other corporation under circumstances where the shareholders of the Company immediately prior to such merger or consolidation, will own, directly or indirectly, after such merger or consolidation, securities representing less than a majority of the voting control of the corporation surviving any such merger or consolidation.

(g) "Change of Control Price" means the highest Fair Market Value price per Share during the sixty (60)-day period preceding the date of a Change of Control.

(h) "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(i) "Committee" means the Management Continuity and Compensation Committee of the Board (or a successor committee with the same or similar authority), except that with respect to any Awards to non-employee directors, "Committee" means the Nominating and Corporate Governance Committee.

(j) "Company" means Bandag, Incorporated, an Iowa corporation and any successor thereto.

(k) "Director" means a member of the Board, and "Non-Employee Director" means a Director who is not also an employee of the Company or its Subsidiaries.

(l) "Disability" has the meaning ascribed to such term in the Company's or Subsidiary's long-term disability plan applicable to a Participant, or if no such plan exists as determined by the Committee.

(m) "Disinterested Persons" means the non-employee directors of the Company within the meaning of Rule 16b-3 as promulgated under the Exchange Act.

(n) "Dividend Equivalent Unit" means the right to receive a payment equal to the cash dividends paid with respect to a Share.

(o) "Effective Date" means the date the Board approves this Plan; provided that the effectiveness of any Awards granted prior to shareholder approval of the Plan shall be contingent on such approval.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(q) "Fair Market Value" with respect to a Share on a particular date means (i) if the Stock is listed for trading on the New York Stock Exchange, the average of the high and low reported sales prices as reported in The Wall Street Journal, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale on such exchange; or (ii) if the Stock is not listed or admitted to trading on the New York Stock Exchange, the average of the high and low reported sales prices on the principal national securities exchange on which the Stock is listed or admitted to trading, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale on such exchange; or (iii) if the Stock is not listed or admitted to trading on any national securities exchange, the average of the highest and lowest quoted sale price, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale; or (iv) if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale; or (v) if on any such date the Stock is not quoted by any such organization, the average of the high bid and low asked prices as furnished by a professional market maker making a market in the Stock selected by the Board for the date in question; or (vi) if on any such date no market maker is making a market in the Stock, the price as determined in good faith by the Committee.

(r) "Incentive Award" means the right to receive a payment to the extent Performance Goals are achieved and shall include "Annual Incentive Awards" as described in Section 12 and "Long-Term Incentive Awards" as described in Section 13.

(s) "Option" means the right to purchase Shares at a specified price for a specified period of time.

(t) "Participant" means an individual selected by the Committee to receive an Award, and includes any individual who holds an Award after the death of the original recipient, provided that incentive stock options may only be issued to employees of the Company and its subsidiaries, as defined in Section 424(f) of the Code.

(u) "Performance Goals" means any goals the Committee establishes that relate to one or more of the following for such period as the Committee specifies:

(i) Any of the following as determined for the Company on a consolidated basis, for any one or more Affiliates or divisions of the Company and/or for any other business unit or units of the Company, as determined by the Committee at the time an Award is made:

(1) Net Income before or after taxes;

(2) Return measures, including but not limited to return on assets, equity, or sales;

(3) Cash flow return on investments, which equals net cash flows divided by owners equity;

(4) Earnings before or after taxes;

(5) Gross revenues;

(6) Share price, including but not limited to growth measures and total shareholder return;

(7) Economic profit, defined as, but not limited to, after tax operating profit less the cost of capital; and

(8) Customer satisfaction results.

(ii) Basic earnings per Share for the Company on a consolidated basis.

(iii) Diluted earnings per Share for the Company on a consolidated basis.

As to each Performance Goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles, but, unless otherwise determined by the Committee at the time the Award is made, will exclude the effects of (i) extraordinary, unusual, transition, one-time and/or non-recurring items of gain or loss, (ii) gains or losses on the disposition of a business or arising from the sale of assets outside the ordinary course of business, (iii) changes in tax or accounting regulations or laws, (iv) a merger or acquisition, or (v) repurchases of Company stock, that in each case the Company identifies in its audited financial statements, including footnotes, or the Management's Discussion and Analysis section of the Company's annual report. In the case of Awards that the Committee determines will not be considered "performance-based compensation" under Code Section 162(m), the Committee may establish other Performance Goals not listed in this Plan.

(v) "Performance Shares" means the right to receive Shares to the extent Performance Goals are achieved.

(w) "Performance Units" means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved.

(x) "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(y) "Plan" means this Bandag, Incorporated 2004 Stock Grant and Awards Plan, as may be amended from time to time.

(z) "Restricted Stock" means Shares that are subject to a risk of forfeiture and/or restrictions on transfer, which may lapse upon the achievement or partial achievement of Performance Goals and/or upon the completion of a period of service.

(aa) "Restricted Stock Unit" means the right to receive a payment valued in relation to a unit that has a value equal to the Fair Market Value of a Share, which right may vest upon the achievement or partial achievement of Performance Goals and/or upon the completion of a period of service.

(bb) "Retirement" means termination of employment from the Company and its Affiliates on or after age sixty (60) with ten or more years of service for vesting purposes as determined under any qualified retirement plan of the Company.

(cc) "Rule 16b-3" means Rule 16b-3 as promulgated by the United States Securities and Exchange Commission under the Exchange Act.

(dd) "Section 16 Participants" means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(ee) "Share" means a share of Stock.

(ff) "Stock" means the Class A Common Stock of the Company.

(gg) "Stock Appreciation Right" or "SAR" means the right of a Participant to receive a payment equal to the appreciation of the Fair Market Value of a Share during a specified period of time.

(hh) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each such corporation owns stock possessing fifty percent (50%) or more of the total combined voting power in one of the other corporations in the chain.

3. Administration. In addition to the authority specifically granted to the Committee in this Plan, the Committee has full discretionary authority to administer this Plan, including but not limited to the authority to (i) interpret the provisions of this Plan, (ii) prescribe, amend and rescind rules and regulations relating to this Plan, (iii) correct any defect, supply any omission, or reconcile any inconsistency in any Award or Agreement in the manner and to the extent it deems desirable to carry this Plan into effect and (iv) make all other determinations necessary or advisable for the administration of this Plan.

4. Eligibility. The Committee may designate any of the following as a Participant from time to time: any officer or other employee of the Company or its Affiliates, an individual that the Company or an Affiliate has engaged to become an officer or employee, or a Non-Employee Director. The Committee's designation of a Participant in any year will not require the Committee to designate such person to receive an Award in any other year.

5. Types of Awards. Subject to the terms of this Plan, the Committee may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary may receive grants of incentive stock options. Awards may be granted alone or in addition to, in tandem with, or in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate of the Company). All Awards granted under the Plan shall be evidenced by an Award Agreement.

6. Shares Reserved under this Plan.

(a) *Plan Reserve*. Subject to adjustment as provided in Section 17, an aggregate of 2,000,000 Shares are reserved for issuance under this Plan. The number of Shares reserved for issuance under this Plan shall be reduced only by the number of Shares delivered in payment or settlement of Awards. Notwithstanding the foregoing, the Company may grant incentive stock options for no more than 100,000 shares and may issue no more than 750,000 Shares as Restricted Stock.

(b) *Replenishment of Shares Under this Plan.* If an Award lapses, expires, terminates or is cancelled without the issuance of Shares under the Award, or if Shares are forfeited under an Award, then the Shares subject to such Award may again be used for new Awards under this Plan under Section 6(a), including issuance as incentive stock options. If Shares are issued under any Award and the Company subsequently reacquires them pursuant to rights reserved upon the issuance of the Shares, or if previously owned Shares are delivered to the Company in payment of the exercise price of an Award, then such Shares may again be used for new Awards under this Plan under Section 6(a), but such Shares may not be issued pursuant to incentive stock options.

(c) *Participant Limitations.* Subject to adjustment as provided in Section 17, no Participant may be granted Awards that could result in such Participant:

(i) receiving in any calendar year Options for, and/or Stock Appreciation Rights with respect to, more than 135,000 Shares;

(ii) receiving in any calendar year Awards of Restricted Stock and/or Restricted Stock Units relating to more than 100,000 Shares;

(iii) receiving in any calendar year Awards of Performance Shares, and/or Awards of Performance Units the value of which is based on the Fair Market Value of Shares, for more than 100,000 Shares;

(iv) receiving in any calendar year Awards of Performance Units which are not based on the Fair Market Value of Shares which could result in a payment of more than $2,000,000;

(v) receiving an Annual Incentive Award in respect of any single fiscal year of the Company of more than $1,000,000; or

(vi) receiving a Long-Term Incentive Award of more than $2,000,000 in respect of any period of three consecutive fiscal years of the Company.

In all cases, determinations under this Section 6(c) should be made in a manner that is consistent with the exemption for performance-based compensation that Code Section 162(m) provides.

7. Options. Subject to the terms of this Plan, the Committee will determine all terms and conditions of each Option, including but not limited to:

(a) Whether the Option is an "incentive stock option" which meets the requirements of Code Section 422, or a "nonqualified stock option" which does not meet the requirements of Code Section 422; provided that in the case of an incentive stock option, if the aggregate Fair Market Value (determined at the time of grant) of the Shares with respect to which all "incentive stock options" (within the meaning of Code Section 422) are first exercisable by the Participant during any calendar year (under this Plan and under all other incentive stock option plans of the Company or any Affiliate that is required to be included under Code Section 422) exceeds $100,000, such Option automatically shall be treated as a nonqualified stock option to the extent this limit is exceeded.

(b) The number of Shares subject to the Option.

(c) The exercise price, which may not be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant; provided that (i) no incentive stock option shall be granted to any employee who, at the time the Option is granted, owns (directly or indirectly, within the meaning of Code Section 424(d)) more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary unless the exercise price is at least 110% of the Fair Market Value of a Share on the date of grant; and (ii) the exercise price may vary during the term of the Option if the Committee determines that there should be adjustments to the exercise price relating to achievement of Performance Goals and/or to changes in an index or indices that the Committee determines is appropriate (but in no event may the exercise price be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant).

(d) The terms, conditions and manner of exercise, which may include a requirement that exercise of the Option is conditioned upon achievement of one or more Performance Goals; provided that, unless the Committee provides otherwise in an Award Agreement:

(i) An Option, or portion thereof, shall be exercised by delivery of a written notice of exercise to the Company (or its designee) and payment of the full price of the Shares being purchased pursuant to the Option and any withholding taxes due thereon.

(ii) A Participant may exercise an Option with respect to less than the full number of Shares for which the Option may then be exercised, but a Participant must exercise the Option in full Shares.

(iii) The exercise price may be paid: in United States dollars in cash or by check, bank draft or money order payable to the order of the Company; through the delivery of Shares with an aggregate Fair Market Value on the date of exercise equal to the exercise price; or by any combination of the above methods of payment. The Committee shall determine acceptable methods for tendering Shares as payment upon exercise of an Option and may impose such limitations and prohibitions on the use of Shares to exercise an Option as it deems appropriate, including, without, limitation, any limitation or prohibition designed to avoid certain accounting consequences that may result from the use of Shares as payment upon exercise of an Option.

(e) The termination date, except that each Option must terminate no later than ten (10) years after the date of grant, and each incentive stock option granted to any employee who, at the time the Option is granted, owns (directly or indirectly, within the meaning of Code Section 424(d)) more than 10% of the total combined voting power of all classes of stock of the Company or of any Subsidiary must terminate no later than five (5) years after the date of grant.

(f) The exercise period following a Participant's termination of employment or service, provided that:

(i) Unless the Committee provides otherwise, if a Participant shall cease to be employed by, or provide services to, the Company or any of its Affiliates other than by reason of Retirement, Disability, or death, (A) the portion of the Option that is not vested shall terminate on the date of such cessation of employment or service and (B) the Participant shall have a period ending on the earlier of the Option's termination date or 90 days from the date of cessation of employment or service to exercise the vested portion of the Option to the extent not previously exercised. At the end of such period, the Option shall terminate.

(ii) Unless the Committee provides otherwise, if a Participant shall cease to be employed by, or provide services to, the Company or any of its Affiliates by reason of Retirement or Disability, the Option shall remain exercisable, to the extent it was exercisable at the time of cessation of employment or service, until the earliest of: (A) the Option's termination date; (B) the death of the Participant, or such later date not more than one year after the death of the Participant as the Committee, in its discretion, may provide; (C) the third anniversary of the date of the cessation of the Participant's employment or service, if employment or service ceased by reason of Retirement; or (D) the first anniversary of the date of the cessation of the Participant's employment or service by reason of Disability. At the end of such period, the Option shall terminate.

(iii) In the event of the death of the Participant while employed by, or in the service of, the Company or any of its Affiliates, the Option may be exercised at any time prior to the earlier of the Option's termination date or the first anniversary of the date of the Participant's death to the extent that the Participant was entitled to exercise such Option on the Participant's date of death. In the event of the death of the Participant while entitled to exercise an Option pursuant to Section 7(f)(ii), the Committee, in its discretion, may permit such Option to be exercised prior to the Option's termination date during a period of up to one year from the death of the Participant, as determined by the Committee to the extent that the Option was exercisable at the time of cessation of the Participant's employment or service.

Any Participant who disposes of Shares acquired upon the exercise of an incentive stock option either (a) within two years after the date of the grant of such Option or (b) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition.

In all other respects, the terms of any incentive stock option must comply with the provisions of Code Section 422.

8. Stock Appreciation Rights. Subject to the terms of this Plan, the Committee will determine all terms and conditions of each SAR, including but not limited to:

(a) Whether the SAR is granted independently of an Option or relates to an Option; provided that if an SAR is granted in relation to an Option, then unless otherwise determined by the Committee, the SAR shall be exercisable or shall mature at the same time or times, on the same conditions and to the extent and in the proportion, that the related Option is exercisable and may be exercised or mature for all or part of the Shares subject to the related Option. Upon exercise of any number of SARs, the number of Shares subject to the related Option shall be reduced accordingly and such Option may not be exercised with respect to that number of Shares. The exercise of any number of Options that relate to an SAR shall likewise result in an equivalent reduction in the number of Shares covered by the related SAR.

(b) The number of Shares to which the SAR relates.

(c) The grant price, provided that the grant price shall not be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant.

(d) The terms and conditions of exercise or maturity.

(e) The term, provided that an SAR must terminate no later than 10 years after the date of grant.

(f) Whether the SAR will be settled in cash, Shares or a combination of cash and Shares.

9. Performance Awards. Subject to the terms of this Plan, the Committee will determine all terms and conditions of each award of Performance Shares or Performance Units, including but not limited to:

(a) The number of Shares and/or units to which such Award relates.

(b) One or more Performance Goals that must be achieved during such period as the Committee specifies in order for the Participant to realize the benefit of such Award.

(c) Whether all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or Retirement.

(d) With respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares.

(e) With respect to Performance Units, whether to settle such Award in cash, Shares, or a combination of cash and Shares.

10. Restricted Stock and Restricted Stock Unit Awards. Subject to the terms of this Plan, the Committee will determine all terms and conditions of each award of Restricted Stock or Restricted Stock Units, including but not limited to:

(a) The number of Shares and/or units to which such Award relates.

(b) The period of time, if any, over which the restrictions imposed on the Award will lapse, and whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period, if any, as the Committee specifies; provided that, subject to the provisions of Section 10(c), if an Award requires the achievement of Performance Goals, then the period to which such Performance Goals relate must be at least one year in length, and if an Award is not subject to Performance Goals, then the Award must have a restriction period of at least three years.

(c) Whether all or any portion of the restrictions imposed on the Award are accelerated upon a Participant's death, Disability or Retirement.

(d) With respect to Restricted Stock Units, whether to settle such Awards in cash, Shares, or a combination of cash and Shares.

(e) With respect to Restricted Stock, the manner of registration of certificates for such Shares, and whether to hold such Shares in escrow pending lapse of the restrictions or to issue such Shares with an appropriate legend referring to such restrictions.

(f) Whether dividends paid with respect to an Award of Restricted Stock will be immediately paid or held in escrow or otherwise deferred and whether such dividends shall be subject to the same terms and conditions as the Award to which they relate.

11. Dividend Equivalent Units. Subject to the terms and conditions of this Plan, the Committee will determine all terms and conditions of each award of Dividend Equivalent Units, including but not limited to whether such Award will be granted in tandem with another Award, and the form, timing and conditions of payment.

12. Annual Incentive Awards. Subject to the terms of this Plan, the Committee will determine all terms and conditions of an Annual Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, whether payment is to be made in cash, Shares or a combination thereof, and the timing of payment, subject to the following: (a) the Committee must require that payment of all or any portion of the amount subject to the Annual Incentive Award is contingent on the achievement or partial achievement of one or more Performance Goals during the period the Committee specifies, although the Committee may specify that all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or Retirement; and (b) the performance period must relate to a period of at least one fiscal year of the Company except that, if the Award is made at the time of commencement of employment with the Company or on the occasion of a promotion, then the Award may relate to a period shorter than one fiscal year.

13. Long-Term Incentive Awards. Subject to the terms of this Plan, the Committee will determine all terms and conditions of a Long-Term Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, whether payment is to be made in cash, Shares or a combination thereof, and the timing of payment, subject to the following: (a) the Committee must require that payment of all or any portion of the amount subject to the Long-Term Incentive Award is contingent on the achievement or partial achievement of one or more Performance Goals during the period the Committee specifies, although the Committee may specify that all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or Retirement; and (b) the performance period must relate to a period of more than one fiscal year of the Company except that, if the Award is made at the time of commencement of employment with the Company or on the occasion of a promotion, then the Award may relate to a shorter period.

14. Transferability. Awards are not transferable other than by will or the laws of descent and distribution, unless and to the extent the Committee allows a Participant to: (a) designate in writing a beneficiary to exercise the Award after the Participant's death; or (b) transfer an Award.

15. Termination and Amendment of Plan; Amendment, Modification or Cancellation of Awards.

(a) *Term of Plan*. Unless the Board earlier terminates this Plan pursuant to Section 15(b), this Plan will terminate on the tenth anniversary of the Effective Date.

(b) *Termination and Amendment.* The Board or the Committee may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i) the Board must approve any amendment, alteration, suspension, discontinuance or termination of this Plan to the extent the Company determines such approval is required by: (A) action of the Board, (B) applicable corporate law or (C) any other applicable law;

(ii) shareholders must approve any amendment, alteration, suspension, discontinuance or termination of this Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded or (D) any other applicable law; and

(iii) shareholders must approve any of the following Plan amendments: (A) an amendment to increase any number of Shares specified in Section 6(a) or 6(c) (except as permitted by Section 17) or (B) an amendment to the provisions of Section 15(e).

(c) *Amendment, Modification or Cancellation of Awards.* Except as provided in Section 15(e) and subject to the requirements of this Plan, the Committee may modify or amend any Award or waive any restrictions or conditions applicable to any Award or the exercise of the Award, and the terms and conditions applicable to any Awards may at any time be amended, modified or canceled by mutual agreement between the Committee and the Participant or any other person(s) as may then have an interest in the Award, so long as any amendment or modification does not increase the number of Shares issuable under this Plan (except as permitted by Section 17), but the Committee need not obtain Participant (or other interested party) consent for the adjustment or cancellation of an Award pursuant to the provisions of Section 17(a) or the modification of an Award to the extent deemed necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the Shares are then traded, or to preserve favorable accounting treatment of any Award for the Company.

(d) *Survival of Authority and Awards.* Notwithstanding the foregoing, the authority of the Board and the Committee under this Section 15 will extend beyond the date of this Plan's termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e) *Repricing Prohibited.* Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided in Section 17, neither the Committee nor any other person may decrease the exercise price for any outstanding Option after the date of grant nor allow a Participant to surrender an outstanding Option to the Company as consideration for the grant of a new Option with a lower exercise price.

(f) *Foreign Participation.* To assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Committee approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Sections 15(b)(i) and 15(b)(ii).

16. **Taxes**. The Company is entitled to withhold the amount of any tax attributable to any amount payable or Shares deliverable under this Plan after giving the person entitled to receive such amount or Shares notice as far in advance as practicable, and the Company may defer making payment or delivery if any such tax may be pending unless and until indemnified to its satisfaction. The Committee may permit a Participant to satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with such Award by electing to (a) have the Company withhold Shares otherwise issuable under the Award, (b) tender back Shares received in connection with such Award or (c) deliver other previously owned Shares, in each case having a Fair Market Value equal to the amount to be withheld. However, the amount to be withheld may not exceed the total minimum federal, state and local tax withholding obligations associated with the transaction. The election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Committee requires.

17. Adjustment Provisions; Change of Control.

(a) *Adjustment of Shares.* If the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that the Committee determines an adjustment to be appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then, subject to Participants' rights under Section 17(c), the Committee may, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares subject to this Plan (including the number and type of Shares described in Sections 6(a) and 6(c)), and which may after the event be made the subject of Awards under this Plan, (ii) the number and type of Shares subject to outstanding Awards, and (iii) the grant, purchase, or exercise price with respect to any Award. In any such case, the Committee may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Committee effective at such time as the Committee specifies (which may be the time such transaction or event is effective), but if such transaction or event constitutes a Change of Control, then (A) such payment shall be at least as favorable to the holder as the greatest amount the holder could have received in respect of such Award under Section 17(c) and (B) from and after the Change of Control, the Committee may make such a provision only if the Committee determines that doing so is necessary to substitute, for each Share then subject to an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction or event in accordance with the last sentence of this subsection (a). However, in each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to any Award payable or denominated in Shares must always be a whole number. Without limitation, subject to Participants' rights under Section 17(c), in the event of any reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Committee may substitute, on an equitable basis as the Committee determines, for each Share then subject to an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction.

(b) *Issuance or Assumption.* Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Committee may authorize the issuance or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

(c) *Change of Control.* Except to the extent the Committee provides a result more favorable to holders of Awards (either in an Award Agreement or at the time of a Change of Control), in the event of a Change of Control:

(i) each holder of an Option or SAR (A) if employed by or in the service of the Company or an Affiliate at the time of the Change of Control, shall have the right at any time thereafter to exercise the Option or SAR in full whether or not the Option or SAR was theretofore exercisable; and (B) shall have the right, exercisable by written notice to the Company within 30 days after the Change of Control, to receive, in exchange for the surrender of the Option or SAR, an amount of cash equal to the excess of the Change of Control Price of the Shares covered by the Option or SAR that is so surrendered over the purchase or grant price of such Shares under the Award;

(ii) Restricted Stock and Restricted Stock Units that are not then vested shall vest upon the date of the Change of Control and each holder of such Restricted Stock or Restricted Stock Units shall have the right, exercisable by written notice to the Company within 30 days after the Change of Control, to receive, in exchange for the surrender of such Restricted Stock or Restricted Stock Units, an amount of cash equal to the Change of Control Price of such Restricted Stock or Restricted Stock Units;

(iii) each holder of a Performance Share and/or Performance Unit for which the performance period has not expired shall have the right, exercisable by written notice to the Company within 30 days after the Change of Control, to receive, in exchange for the surrender of the Performance Share and/or Performance Unit, an amount of cash equal to the product of the value of the Performance Share and/or Performance Unit and a fraction the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the Award is subject to the date of the Change of Control and the denominator of which is the number of whole months in the performance period;

(iv) each holder of a Performance Share and/or Performance Unit that has been earned but not yet paid shall receive an amount of cash equal to the value of the Performance Share and/or Performance Unit;

(v) all Dividend Equivalent Units that are vested but not yet paid shall be paid, any Dividend Equivalent Units that were awarded in connection with another Award shall vest and become payable to the same extent as the Award to which it relates, and any other Dividend Equivalent Units shall become fully vested and immediately payable; and

(vi) all Annual and Long-Term Incentive Awards that are earned but not yet paid shall be paid, and all Annual and Long-Term Incentive Awards that are not yet earned shall be deemed to have been earned pro rata, as if the Performance Goals are attained as of the effective date of the Change of Control, by taking the product of (A) the Participant's target award opportunity for the period to which the Award is subject, and (B) a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the Award is subject to the date of the Change of Control and the denominator of which is the number of whole months in the performance period.

For purposes of this Section 17, the "value" of a Performance Share and a Restricted Stock Unit shall be equal to, and the "value" of a Performance Unit the value of which is equal to the Fair Market Value of one or more Shares shall be based on, the Change of Control Price.

Unless any agreement between the Participant and the Company provides for a payment by the Company to the Participant to cover the excise taxes due by the Participant upon receipt of an excess parachute payment within the meaning of Code Section 280G, if the receipt of any payment by a Participant under the circumstances described above would result in the payment by the Participant of any excise tax provided for in Section 280G and Section 4999 of the Code, then the amount of such payment shall be reduced to the extent required to prevent the imposition of such excise tax.

18. Miscellaneous.

(a) *Other Terms and Conditions.* The grant of any Award may also be subject to other provisions (whether or not applicable to the Award granted to any other Participant) as the Committee determines appropriate, including, without limitation, provisions for:

(i) one or more means to enable Participants to defer the delivery of Shares or recognition of taxable income relating to Awards or cash payments derived from the Awards on such terms and conditions as the Committee determines, including, by way of example, the form and manner of the deferral election, the treatment of dividends paid on the Shares during the deferral period or a means for providing a return to a Participant on amounts deferred, and the permitted distribution dates or events (provided that if Shares would have otherwise been issued under an Award but for the deferral described in this paragraph, then such Shares shall be treated as if they were issued for purposes of Section 6(a));

(ii) to the extent permitted by applicable law, the payment of the purchase price of Options by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price or any other form of cashless exercise in accordance with applicable law;

(iii) restrictions on resale or other disposition of Shares, including imposition of a retention period; and

(iv) compliance with federal or state securities laws and stock exchange requirements.

(b) *Employment or Service.* The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Committee, for purposes of the Plan and all Awards, the following rules shall apply:

(i) a Participant who transfers employment between the Corporation and any Affiliate of the Company, or between the Company's Affiliates, will not be considered to have terminated employment;

(ii) a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate of the Company shall not be considered to have ceased service as a Director with respect to any Award until such Participant's termination of employment with the Company and its Affiliates;

(iii) a Participant who ceases to be employed by the Company or an Affiliate of the Company and immediately thereafter becomes a Non-Employee Director, a non-employee director of any of its Affiliates, or a consultant to the Company or any of its Affiliates shall not be considered to have terminated employment until such Participant's service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iv) a Participant employed by an Affiliate of the Company will be considered to have terminated employment when such entity ceases to be an Affiliate of the Company.

(c) *No Fractional Shares.* No fractional Shares or other securities may be issued or delivered pursuant to this Plan, and the Committee may determine whether cash, other securities or other property will be paid or transferred in lieu of any fractional Shares or other securities, or whether such fractional Shares or other securities or any rights to fractional Shares or other securities will be canceled, terminated or otherwise eliminated.

(d) *Unfunded Plan.* This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan's benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company's general unsecured creditors.

(e) *Requirements of Law and Securities Exchange.* The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any Award Agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges.

(f) *Governing Law.* This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of Iowa, without reference to any conflict of law principles. The parties agree that the exclusive venue for any legal action or proceeding with respect to this Plan, any Award or any Award

Agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any Award Agreement, shall be a court sitting in the County of Muscatine, or the Federal District Court for the Southern District of Iowa sitting in the County of Scott, in the State of Iowa, and further agree that any such action may be heard only in a "bench" trial, and any party to such action or proceeding shall agree to waive its right to assert a jury trial.

(g) *Limitations on Actions.* Any legal action or proceeding with respect to this Plan, any Award or any Award Agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(h) *Construction.* Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Title of sections are for general information only, and this Plan is not to be construed with reference to such titles.

(i) *Severability.* If any provision of this Plan or any Award Agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would disqualify this Plan, any Award Agreement or any Award under any law the Committee deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan, Award Agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such Award Agreement and such Award will remain in full force and effect.

Annual Report

on

Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-7007

BANDAG, INCORPORATED
(Exact name of registrant as specified in its charter)

Iowa	**42-0802143**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2905 North Highway 61
Muscatine, Iowa 52761-5886
(Address of principal executive offices)

Registrant's telephone number, including area code: **(563) 262-1400**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock - $1 Par Value	**New York Stock Exchange and Chicago Stock Exchange**
Class A Common Stock - $1 Par Value	
(Title of Class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2003: Common Stock, $239,454,831, Class A Common Stock (non-voting), $170,149,325, Class B Common Stock, $632,062.

The number of shares outstanding of the issuer's classes of common stock as of January 31, 2004: Common Stock, 9,099,745 shares; Class A Common Stock, 9,262,660 shares; Class B Common Stock, 918,688 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the Annual Meeting of the Shareholders to be held May 11, 2004 are incorporated by reference in Part III.

Bandag, Incorporated
Annual Report on Form 10-K
Year Ended December 31, 2003

Table of Contents

Page

PART I

Item 1. BUSINESS

Introduction
All references herein to the "Company" or "Bandag" refer to Bandag, Incorporated and its subsidiaries unless the context indicates otherwise.

The Company has two reportable business segments: the manufacture and sale of precured tread rubber, equipment and supplies for retreading tires (the "Traditional Business") and the sale and maintenance of new and retread tires to principally commercial and industrial customers through its wholly-owned subsidiary, Tire Distribution Systems, Inc. ("TDS"). Refer to Note 14 of the consolidated financial statements for further details.

As a result of a recapitalization of the Company approved by the Company's shareholders on December 30, 1986, and substantially completed in February 1987, the Carver Family (as hereinafter defined) obtained absolute voting control of the Company. As of January 31, 2004, the Carver Family beneficially owned shares of Common Stock and Class B Common Stock constituting 64% of the votes entitled to be cast in the election of directors and other corporate matters. The Carver Family is composed of (i) Lucille A. Carver, a former director and widow of Roy J. Carver, (ii) the lineal descendants of Roy J. Carver and their spouses, and (iii) certain trusts and other entitles for the benefit of the Carver Family members. Shares of Class B Common Stock have ten (10) votes per share. The Carver Family owns over 98% of the Class B Common Stock. Shares of Class B Common Stock automatically convert to shares of Common Stock on January 16, 2007.

On February 13, 2004, the Company announced the acquisition of an 87.5% majority interest in Speedco, Inc. from its founders and Equilon Enterprises, LLC, a Royal Dutch Shell Group company. Speedco provides quick-service truck lubrication nationwide through 26 company-owned and six licensed on-highway locations. In total, Bandag paid approximately $56,000,000 for its 87.5% interest and to assume and retire $20,100,000 of debt. Speedco generated unaudited revenues of approximately $46,000,000 and unaudited pre-tax income of approximately $4,800,000 in 2003.

Traditional Business

(a) General

The Traditional Business is engaged primarily in the production and sale of precured tread rubber and equipment used by its franchisees for the retreading of tires primarily for trucks, but also for buses, light commercial trucks, industrial equipment, off-the-road equipment and passenger cars. Bandag specializes in a proprietary cold-bonding retreading process which it introduced to the United States in 1957 (the "Bandag Method"). The Bandag Method separates the process of vulcanizing the tread rubber from the process of bonding the tread rubber to the tire casing, allowing for optimization of temperature and pressure levels at each stage of the retreading process.

The Company and its licensees have 1,020 franchisees worldwide, with 33% located in the United States and 67% internationally. The majority of Bandag's franchisees are independent operators of full service tire distributorships. The remaining franchises are owned by TDS. The Traditional Business' revenues primarily come from the sale of retread material and equipment to its franchisees. The Traditional Business' products compete in the replacement tire market with new tire sales, as well as retreads produced using the cold-bonding method and other retread processes. The Company concentrates its marketing efforts on existing franchisees and on expanding their respective market penetrations. Due to its strong distribution system, marketing efforts and leading technology, Bandag, through its independent franchise network and TDS, has been able to maintain the largest market presence in the retreading industry.

The Traditional Business in the United States competes primarily in the medium and wide base commercial truck tire replacement market. Medium and wide base truck tires are designed for medium trucks Classes 4 through 6, heavy trucks Classes 7 and 8, as well as trailers and commercial chassis. Both new tire manufacturers and tread rubber suppliers compete in this market. While the Company has franchisees in 107 countries, and competes in all of these geographic markets, its largest market is the United States. Truck tires retreaded by the Company's franchisees make up approximately 23% of the United States medium and wide base commercial tire replacement market. The Company's competitors in the replacement tire market include large new tire manufacturers such as The Goodyear Tire & Rubber Company (Goodyear), Bridgestone Corporation (Bridgestone) and Groupe Michelin (Michelin). Goodyear, Michelin and Cooper Tire and Rubber Company also compete in the United States market as well as in other markets as a tread rubber supplier to a combination of company-owned and independent retreaders.

The Traditional Business consists of the franchising of a proprietary process for the retreading of tires primarily for trucks, buses, light commercial trucks, and the production and sale of precured tread rubber and related products and equipment used in connection with this process.

The Traditional Business can be divided into two main areas: (i) manufacturing the tread rubber and (ii) providing and supporting the retreading system to bond the tread rubber to the tire casing. Bandag manufactures over 500 separate tread designs and sizes, treads specifically designed for various applications, allowing fleet managers to fine-tune their tire programs. Bandag tread rubber is vulcanized prior to shipment to its franchisees. The Bandag franchisee prepares the tire casing for retreading and performs the retreading process of bonding the cured tread to the prepared tire casing. This two-step process allows utilization of the optimum temperature and pressure levels at each step. Lower temperature levels during the bonding process result in a consistent, higher quality finished retread with less damage to the casing. Bandag has developed a totally integrated retreading system with the materials, bonding process and manufacturing equipment specifically designed to work together as a whole.

(b) Markets and Distribution

The principal market categories for the Traditional Business are medium and wide base commercial truck tires, with more than 90% of the tread rubber sold by the Company used in the retreading of these tires. Additionally, the Company markets tread rubber for the retreading of passenger, light truck, heavy truck, off-the-road equipment, and industrial tires; however, historically, sales of tread rubber for these applications have not contributed materially to the Company's results of operations.

Trucks and Buses. Tread rubber, equipment, and supplies for retreading and repairing truck and bus tires are sold by the Company primarily to independent franchisees and TDS which use the Bandag Method for that purpose.

National Account Business. The Company has entered into contracts with companies pursuant to which Bandag agrees to sell retread tires directly to transportation fleets of such companies and provide maintenance and service for the retread tires (the "National Accounts"). Bandag subcontracts the sales, maintenance, and service components of the National Accounts to its independent franchisees and to TDS.

Other Applications. The Company continues to manufacture and supply to its franchisees a limited amount of tread rubber for off-the-road tires, industrial tires, including solid and pneumatic, passenger car tires and light commercial tires for light trucks and recreational vehicles.

Franchisees. Bandag has 1,020 franchisees throughout North America, Central America, South America, Europe, Africa, Asia, Australia and New Zealand. These franchises are owned and operated by franchisees, some with multiple franchises and/or locations. Of these franchisees, 338 are located in the United States. Thirty-one (31) of Bandag's foreign franchisees are franchised by a licensee of the Company in Australia. The Company also has joint ventures in India and Sri Lanka. A limited number of franchisees are trucking companies, which operate retread shops primarily for their own needs. A few franchisees also offer "hot-cap" retreading and most sell one or more lines of new tires.

The current franchise agreement offered by the Company grants the franchisee the non-exclusive retread manufacturing rights to use the Bandag Method for one or more applications and the Bandag trademarks in connection therewith within a specified territory, but the franchisee is free to market Bandag retreads outside the territory.

(c) Competition

The Company faces strong competition in the market for replacement truck tires, the principal retreading market which it serves. The competition comes not only from the major manufacturers of new tires, including less expensive tires from Asia, but also from manufacturers of retreading materials. Competitors include producers of "camelback," "strip stock," and "slab stock" for "hot-cap" retreading, as well as a number of producers of precured tread rubber. Various methods for bonding precured tread rubber to tire casings are used by competitors.

Bandag retreads are often sold at a higher price than tires retreaded by the "hot-cap" process as well as retreads sold using competitive precured systems. The Company believes that the superior quality and greater performance of Bandag retreads and expanded service programs to franchisees and end-users validate this price differential.

Bandag franchisees compete with many new-tire dealers and retreading operators of varying sizes, which include retreading shops operated by the major new-tire manufacturers, large independent retread companies, retreading operations of large trucking companies, and smaller commercial tire dealers.

The Company's franchise agreements with its independent franchisees typically terminate after five years unless extended by mutual consent for an additional five years. In most cases the agreements are extended. In addition, independent franchisees have the option of terminating the agreements after three years. In some cases, the Company does not extend a franchise or the franchisee declines to extend and, instead, signs with another retread manufacturer including, among others, Goodyear and Michelin. Since Michelin entered the United States retread market in 1997, the Company has experienced increasing competition in the United States retread market. Although Michelin is substantially larger than the Company and has greater resources, the Company believes that it can effectively compete with Michelin and maintain the stability of its United States franchise organization.

For additional information on competition faced by the Traditional Business see the foregoing discussion under "General" herein.

(d) Sources of Supply

The Company manufactures the precured tread rubber, cushion gum, and related supplies in Company-owned and in leased manufacturing plants in the United States, Canada, Brazil, Belgium, South Africa and Mexico. The Company has entered into a joint venture agreement in Sri Lanka. The Company also manufactures pressure chambers, tire casing analyzers, buffers, tire builders, tire-handling systems, and other items of equipment used in the Bandag Method. Curing rims, chucks, spreaders, rollers, certain miscellaneous equipment, and various retreading supplies, sold by the Company, are purchased from others.

The Company purchases rubber and other materials for the production of tread rubber and other rubber products from a number of suppliers. The rubber for tread is primarily synthetic and obtained principally from sources which most conveniently serve the respective areas in which the Company's plants are located. Although synthetic rubber and other petrochemical products have periodically been in short supply and significant cost fluctuations have been experienced in previous years, including significant price increases in the fourth quarter of 2002, the Company has not experienced any significant difficulty in obtaining an adequate supply of such materials. Synthetic prices historically have been related to the cost of petrochemical feedstocks. However, the effect on operations of future shortages will depend upon their duration and severity and cannot presently be forecast.

The principal source of natural rubber, used for the Company's cushion gum, is Asia. The supply of natural rubber has historically been adequate for the Company's purposes. Natural rubber is a commodity subject to wide price fluctuations as a result of the forces of supply and demand.

(e) Patents

The Company owns or has licenses for the use of a number of United States and international patents covering various elements of the Bandag Method. The Company has patents covering improved features, some of which will not expire until 2019. The Company has applications pending for additional patents.

The Company does not consider that patent protection is the primary factor in its successful retreading operation, but rather that its proprietary technical "know-how," product quality, franchisee support programs and effective marketing programs are more important to its success.

The Company has secured registrations for its trademark and service mark BANDAG, as well as other trademarks and service marks, in the United States and most of the other important commercial countries.

TDS

(a) General

In November 1997, five dealerships were acquired by TDS. Since the original acquisitions, TDS has acquired 13 additional smaller dealerships. In 2002, TDS sold or closed nine retread plants and 18 commercial and retail outlets. During 2003, TDS sold or closed 12 retread plants and 32 commercial and retail outlets. TDS, which provides new and retread tire products and tire management services to national, regional and local fleet transportation companies, operates 19 Bandag franchise and manufacturing locations and 48 commercial and retail outlets in 10 states.

(b) Markets and Distribution

TDS offers complete tire management services including: the complete line of Bandag retreads, new tires (commercial, retail and off-the-road), alignment and 24-hour road service. The tire management services are provided over a broad geographic area west of the Mississippi in the United States. This geographic coverage allows TDS to provide consistent, cost-effective programs, information, products, and services to local, regional and national fleets.

Cost effective tire management service continues to grow in importance for fleets of all sizes. Trucking fleets are under intense pressure to be cost competitive and reliable in their services. Tire related costs are one of the top operating expenses for trucking fleets. Bandag and its dealer alliance network (including TDS) are able to provide trucking companies with comprehensive tire management services, which result in lower tire operating costs for the trucking company while, at the same time, helping the trucking company increase its service reliability through the same tire management programs.

In an effort to fully service its customers, TDS sells new truck tires manufactured primarily by Bridgestone/Firestone, Continental/General and Yokohama, and to a lesser extent, other tire manufacturers except for Michelin.

TDS markets its products through sales personnel located at each of its commercial locations, retread production facilities and retail facilities. TDS commercial locations operate as points of sale for retread tires, new tires and services. In addition, the commercial locations operate as a home base for mobile service trucks which must be able to provide customers with reliable and timely emergency service as well as regularly scheduled maintenance service. TDS's sales personnel make personal sales calls on existing customers to ensure satisfaction and loyalty.

(c) Competition

TDS competitors are other tire dealers which offer competing retread applications, as well as Bandag franchised dealers. In addition, such tire dealers typically sell and service new tires produced by large new tire manufacturers and service providers such as those that supply TDS, as well as Goodyear and Michelin. Goodyear and Michelin also compete in the United States market as tread rubber suppliers through a combination of company owned and independent retreaders.

(d) Sources of Supply

TDS purchases precured tread rubber and its retreading equipment and supplies from Bandag and purchases new tires from new tire companies including Bridgestone/Firestone, Yokohama, Continental/General, and other manufacturers.

Regulations

Various federal and state authorities have adopted safety and other regulations with respect to motor vehicles and components, including tires. The Federal Trade Commission and various states enforce statutes or regulations imposing obligations on franchisors, primarily a duty to disclose material facts concerning a franchise to prospective franchisees. Several of the state statutes or regulations also govern certain aspects of the franchise relationship, such as the franchisor's right to terminate the franchise agreement. Management is unaware of any present or proposed regulations or statutes which would have a material adverse effect upon its businesses, but cannot predict what other regulations or statutes might be adopted or what their effect on the Company's businesses might be.

Other Information

The Company conducts research and development of new products, primarily in the Traditional Business, and the improvement of materials, equipment, and retreading processes. The cost of this research and development program was approximately $7,238,000 in 2003, $8,109,000 in 2002, and $10,255,000 in 2001.

The Company's business has seasonal characteristics, which are tied not only to the overall performance of the economy but, more specifically, to the level of activity in the trucking industry. Tire demand does, however, lag the seasonality of the trucking industry.

The Company has sought to comply with all statutory and administrative requirements concerning environmental quality. The Company has made and will continue to make necessary capital expenditures for environmental protection. It is not anticipated that such expenditures will materially affect the Company's earnings or competitive position.

As of December 31, 2003, the Company had an estimated 3,002 employees.

Operating Segment and Geographic Area Information

Information concerning operating segment and geographic area information is incorporated by reference to "Operating Segment and Geographic Area Information" in Note 14 of the consolidated financial statements contained in Item 8 of this Annual Report on Form 10-K.

Executive Officers of the Registrant

The following table sets forth the names and ages of all executive officers of the Company as of January 31, 2004, the period of service of each with the Company, positions and offices with the Company presently held by each, and the period during which each officer has served in his/her present office:

Name	Age	Period of Service with Company	Present Position or Office	Period in Present Office
Martin G. Carver*	55	25 Years	Chairman of the Board, Chief Executive Officer and President	23 Years
Timothy T. Chen	43	12 Years	Vice President, Innovation	2 Years
Nathaniel L. Derby II	61	32 Years	Vice President, Manufacturing Design	7 Years
Warren W. Heidbreder	57	22 Years	Vice President, Chief Financial Officer and Secretary	7 Years
Frederico U. Kopittke	60	9 Years	Vice President, International	3 Years
John C. McErlane	50	19 Years	Vice President	2 Years
Jeffrey C. Pattison	48	18 Years	Vice President, Treasurer	2 Years
Janet R. Sichterman	43	22 Years	Vice President, North American Fleet Sales	2 Years
Andrew M. Sisler	49	16 Years	Vice President, North American Franchise Sales	2 Years
Michael A. Tirona	54	18 Years	Vice President and General Manager – Europe	2 Years
Charles W. Vesey	61	32 Years	Vice President and Corporate Controller	5 Years

* Denotes that officer is also a director of the Company.

Mr. Martin G. Carver was elected Chairman of the Board effective June 23, 1981, Chief Executive Officer effective May 18, 1982, and President effective May 25, 1983. Prior to his present position, Mr. Carver was also Vice Chairman of the Board from January 5, 1981 to June 23, 1981.

Mr. Chen joined Bandag in 1991. From 1991 through 1997, he held several positions with the Company. In 1997, he was promoted to the position of Manager, Market Research and Planning. In 2000, he was promoted to the position of Director of Marketing and served in that position until May 2001 when he was promoted to the position of Vice President, Marketing. Mr. Chen was elected to his current office of Vice President, Innovation on May 14, 2002.

Mr. Derby joined Bandag in 1971. In December 1985, he was promoted to Vice President, Engineering and served in that position until August 1996 when he was elected to the office of Vice President, Engineering. He served in that office until May 1997, when he was elected to his current office of Vice President, Manufacturing Design, effective April 28, 1997.

Mr. Heidbreder joined Bandag in 1982. In 1986 he was elected to the office of Vice President, Legal and Tax Administration, and Corporate Secretary. In November 1996, he was elected to his current office of Vice President, Chief Financial Officer, and Corporate Secretary effective as of January 1, 1997.

Mr. Kopittke joined Bandag in July 1994 as Company Manager of Bandag do Brasil Ltda. He served in that position until March 1998 when he was elected to the office of Vice President, Latin America. He served in that position until July 1998 when he was elected to the office of Vice President Latin America and South Africa. In February 2001, he was elected to his current office of Vice President, International, effective March 1, 2001.

Mr. McErlane joined Bandag in 1985. From 1985 through 1995, he held several managerial positions with the Company. In 1996, he was promoted to the position of Director, Marketing. In January 1997, he was appointed to the office of Vice President, Marketing. In February 1998, he was elected to the office of Vice President, Marketing and Sales and served in that position until September 2001, when he was elected to his current offices of Vice President, Bandag, Incorporated and President, Tire Distribution Systems, Inc., Bandag's distribution subsidiary.

Mr. Pattison joined Bandag in 1986. From 1986 through 1990, he held several positions with the Company. In 1990, he was promoted to the position of Manager, Taxes. In April 1999, he was promoted to Manager, Corporate Accounting. In October 1999, he was promoted to Director, Treasury Services and Assistant Treasurer and served in that position until August 2002, when he was elected to his current office of Vice President and Treasurer.

Ms. Sichterman joined Bandag in 1982. From 1982 through 1999, she held several positions with the Company. In 1999, she was promoted to the position of Vice President, People Services and served in that position until September 2001, when she was promoted to the position of Vice President, North American Fleet Sales. Ms. Sichterman was elected to her current office of Vice President, North American Fleet Sales on November 13, 2001.

Mr. Sisler joined Bandag in 1987. From 1987 through 1997, he held several positions with the Company. In 1997, he was promoted to Director of Sales, West. In 1998, he was promoted to Vice President, North American Sales and served in that position until November 2001, when he was elected to his current office of Vice President, North American Franchise Sales on November 13, 2001.

Mr. Tirona joined Bandag in 1985. From 1985 through 1995, he held several positions with the Company. In 1995, he was promoted to General Manager, P.T. Bandag Indonesia. In 1997, he was promoted to Vice President, Tire Management Solutions, Inc. and served in that position until September 2001, when he was promoted to Vice President and General Manager – Europe. He was elected to his current office of Vice President and General Manager – Europe on November 13, 2001.

Mr. Vesey joined Bandag in 1971. In September 1977, he was named Corporate Controller. In May 1997, he was elected to the office of Vice President, Information Services and Corporate Controller and served in that position until October 1998, when he was elected to his current office of Vice President and Corporate Controller.

All of the above-named executive officers have been elected by the Board of Directors and serve at the pleasure of the Board of Directors.

Available Information

The Company maintains a website at http://www.bandag.com. The Company makes available on the website, free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. In addition, (i) the Company's Global Ethics Policy, (ii) charters for the Audit, Nominating and Corporate Governance and the Management Continuity and Compensation Committees of the Company's Board of Directors, and (iii) the Company's corporate governance guidelines are available on the Company's website and available in print upon written request directed to Warren Heidbreder, Secretary, 2905 N. Highway 61, Muscatine, IA 52761. The Company is not including the information contained on or available through its website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

Item 2. PROPERTIES

Traditional Business

The general offices of the Company are located in a Company-owned 56,000 square foot office building in Muscatine, Iowa.

The tread rubber manufacturing plants of the Company are located to service principal markets. The Company owns eleven plants. However, the Company only operates nine of these plants, three of which are located in the United States, and the remainder in Canada, Belgium, South Africa, Brazil (two plants) and Mexico. The plants vary in size up to 194,000 square feet with the first plant being placed into production in 1959. All of the plants are owned in fee. Operations in one tread rubber manufacturing plant located in the United States were suspended in the fourth quarter of 1999 but the facility remains viable for general corporate purposes. Operations in the Chino, California plant were suspended in the first quarter of 2002. The equipment has been removed and the facility is for sale.

Retreading equipment is manufactured at Company-owned plants located in Muscatine, Iowa and Campinas, S.P., Brazil, of approximately 60,000 square feet and 10,000 square feet, respectively.

In addition, in Muscatine the Company owns a research and development center of approximately 58,400 square feet, an 83,000 square foot training and conference center, and another 26,000 square foot office facility. Similar training facilities are located in Brazil, South Africa and Europe. The Company also owns a 26,000 square foot office and machining facility in Muscatine.

Also, the Company mixes rubber and produces cushion gum and envelopes at a Company-owned 168,000 square foot plant in Long Beach, California. The Company owns its European headquarters facility in Brussels, Belgium and a 129,000 square foot warehouse in Born, Netherlands.

TDS

TDS currently owns 11 and leases 42 facilities. Nineteen (19) contain space for TDS's retread production and 48 contain space for commercial and retail operations. The Company believes that it will be able to renew its existing leases as they expire or find suitable alternative locations. The leases generally provide for a base rental, as well as charges for real estate taxes, insurance, maintenance and various other items.

In the opinion of the Company, all of its properties are maintained in good operating condition and the production capacity of its plants is adequate for the near future. Because of the nature of the activities conducted, necessary additions can be made within a reasonable period of time.

Item 3. LEGAL PROCEEDINGS

General

The Company is a party to a number of lawsuits and claims arising out of the normal course of business. While the results of such litigation are uncertain, management believes that the final outcome of any such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations. Changes in assumptions, as well as actual experience, could cause estimates made by management to change.

Yolanda Jackson v. Michael Rouse, et al. and Audra Smith v. Bandag, Inc., et al.

Bandag has been named as one of numerous defendants in two wrongful death actions brought in the Circuit Court of Warren County, Mississippi: *Yolanda Jackson v. Michael Rouse, et al.* and *Audra Smith v. Bandag, Inc., et al.* These cases arise from an explosion or fire which occurred on May 17, 2002, at a rubber recycling plant in Mississippi, operated by Rouse Rubber Co., killing five employees and seriously injuring at least seven others. So far, Bandag is named in only two of about six pending cases. The plaintiffs claim that a rubber recycling machine was dangerously designed or maintained, causing the explosion.

Although these cases have been pending for some time, little discovery has been undertaken because the cases have been stayed by the pendency of motions to remand the cases from federal to state court and proceedings in bankruptcy court involving Rouse Rubber Co. Bandag has been named in the cases based on its majority ownership of Rouse prior to 1995. Bandag did not manufacture, operate or repair the equipment in question. Bandag had only limited involvement with the equipment in question while it had an ownership interest in Rouse. Plaintiffs allege that Bandag may be passively liable as a "joint venturer" with the employer, Rouse Rubber Co., an allegation which Bandag believes is without any basis.

The *Jackson* case does not specify the amount of damages claimed; the *Smith* case claims compensatory damages of $40 million and punitive damages of $25 million. However, it is unclear from the pleadings whether the plaintiffs seek punitive damages against all defendants, including Bandag, or only from certain defendants, not including Bandag. Bandag considers the claims against it to be baseless and intends to vigorously defend itself against them.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Information concerning cash dividends declared and market prices of the Company's Common Stock and Class A Common Stock for the last three fiscal years is as follows:

	2003		% Change	2002		% Change	2001		
Dividends Declared Per Share									
First Quarter	$0.320			$0.315			$0.305		
Second Quarter	0.320			0.315			0.305		
Third Quarter	0.320			0.315			0.305		
Fourth Quarter	0.325			0.320			0.315		
Total Year	$1.285		1.6	$1.265		2.8	$1.230		
Stock Price Comparison[1]	Low		High	Low		High	Low		High
Common Stock									
First Quarter	$28.45	-	39.72	$33.05	-	39.15	$26.30	-	46.75
Second Quarter	31.28	-	39.28	27.80	-	39.98	25.70	-	31.00
Third Quarter	32.85	-	38.49	26.00	-	36.25	25.01	-	32.90
Fourth Quarter	33.60	-	42.97	28.12	-	42.01	25.71	-	35.60
Year-end Closing Price			41.20			38.68			34.76
Class A Common Stock									
First Quarter	$25.60	-	35.60	$27.90	-	33.40	$20.90	-	38.69
Second Quarter	29.80	-	36.30	24.95	-	34.21	21.60	-	24.85
Third Quarter	30.19	-	35.50	23.00	-	31.10	22.70	-	28.02
Fourth Quarter	30.55	-	41.20	24.75	-	36.98	22.30	-	30.04
Year-end Closing Price			40.40			34.59			30.00

(1) High and low composite prices in trading on the New York and Chicago Stock Exchanges (ticker symbol BDG for Common Stock and BDGA for Class A Common Stock).

The approximate number of record holders of the Company's Common Stock as of January 31, 2004 was 1,745, the number of record holders of Class A Common Stock was 974 and the number of record holders of Class B Common Stock was 190. The Common Stock and Class A Common Stock are traded on the New York Stock Exchange and the Chicago Stock Exchange. There is no established trading market for the Class B Common Stock.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth certain Selected Financial Data for the periods and as of the dates indicated:

	2003	2002	2001	2000	1999
(In thousands, except per share data)					
Net sales	$816,397	$900,503	$949,332	$973,938	$1,008,908
Earnings before cumulative effect of accounting change[(1)(2)]	60,200	50,053	43,832	60,333	52,330
Total assets[(3)]	$660,529	$617,827	$728,412	$720,998	$727,292
Long-term debt and other obligations	35,259	45,373	50,359	111,510	115,945
Earnings per share before cumulative effect of accounting change					
Basic	$3.14	$2.53	$2.13	$2.92	$2.41
Diluted	$3.11	$2.52	$2.12	$2.90	$2.40
Dividends Declared Per Share	$1.285	$1.265	$1.230	$1.190	$1.150

(1) In 2001, includes charges of $3,400 pre-tax, $2,040 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.
In 1999, includes charges of $13,500 pre-tax, $7,671 after-tax, related to costs associated with the closure of a domestic manufacturing facility and other related actions.

(2) Includes goodwill amortization of $7,952, $7,848, and $7,604 in 2001, 2000, and 1999, respectively. Goodwill amortization was discontinued in 2002 due to the adoption of SFAS 142.

(3) The decrease in total assets in 2002 is primarily due to the $47,260 charge reported as a cumulative effect of accounting change, resulting from the adoption of SFAS No. 142. Refer to Note 8 of the consolidated financial statements for further details.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

OVERVIEW

General

The Company has two reportable operating segments – its Traditional Business which manufactures and sells precured tread rubber, equipment and supplies for retreading tires and Tire Distribution Systems, Inc. (TDS) which sells and maintains retread tires and new tires to principally commercial and industrial customers.

Bandag and its licensees have 1,020 franchise locations worldwide, with 33% located in the United States and 67% internationally. The majority of Bandag's franchisees are independent operators of full service tire distributorships and the remaining are owned by TDS. The Traditional Business revenues primarily come from the sale of retread material and equipment to its franchisees. TDS offers complete tire management services including the complete line of Bandag retreads, new tires (commercial, retail and off-the-road), alignment and 24-hour road service.

Approximately 31% of Bandag's retread material sales in North America come from national account contracts with a variety of major fleets. The depth of the Company's franchisee network combined with the quality of its products has allowed Bandag to build a significant national account business. Significant fleet revenue is important to Bandag's franchisees who act with Bandag as subcontractors to deliver products, information and services to national fleet customers. Bandag's franchise agreements require its franchisees to buy their precured retreading material and equipment from Bandag, which gives Bandag a secure revenue stream. Growth in revenue can be achieved by expanding the amount of services that can be provided to a fleet by Bandag and its franchisees while continuing to provide value-added retread products. Bandag also generates significant cash flow which has historically been used to reinvest in the business, make debt payments, pay dividends, repurchase stock and other corporate purposes.

On February 13, 2004, the Company announced the acquisition of an 87.5% majority interest in Speedco, Inc. from its founders and Equilon Enterprises, LLC, a Royal Dutch Shell Group company. Speedco provides quick-service truck lubrication nationwide through 26 company-owned and six licensed on-highway locations. In total, Bandag paid approximately $56,000,000 for its 87.5% interest and to assume and retire $20,100,000 of debt. Speedco generated unaudited revenues of approximately $46,000,000 and unaudited pre-tax income of approximately $4,800,000 in 2003. Bandag expects diluted earnings per share to improve between $0.10 and $0.15 in 2004 due to this acquisition.

Trucking Industry

While shippers apply pressure to fleets from the service side, pressure on fleets from the cost side continues to intensify. High insurance costs, increased driver wages and higher fuel costs continue to increase the pressure on fleets to find ways to reduce costs. Also, on August 28, 2003, the Federal Motor Carrier Safety Administration filed a final rule for hours of service of drivers, applying to all commercial motor vehicles and mandating how long drivers can drive, be on-duty, rest, etc. Among other things, the new rule lengthens the allowable driving time from 10 hours to 11 hours and limits total daily time on duty (which includes loading, unloading, breaks and breakdown time) to 14 hours. This new regulation went into effect January 4, 2004.

The pressure to reduce costs and still meet shipper demands requires fleets to focus on increasing revenue through better asset utilization. Fleets are looking for ways to reduce costs and to reduce the assets that are used to generate revenues. They are focusing, not just on reduction of downtime, but on better utilization of downtime that is mandated through regulation (e.g. when the truck is down due to regulated drive rest time, fleets will seek to use that time for vehicle maintenance). Fleets, particularly truckload carriers, will likely focus more on preventive maintenance and other services and products, such as those provided by Bandag that can provide more reliable utilization of their assets.

On December 11, 2003, Yellow Corporation acquired Roadway Corporation, forming Yellow Roadway Corporation. The Company currently has an outsourcing agreement with Roadway Corporation that was extended to July 2004 and is in negotiations with Yellow Roadway Corporation to enter into a new agreement. If Yellow Roadway Corporation were to allow the contract to expire, the effect on the Company could be materially adverse to net sales and net income. The Company currently has tire and wheel assets of approximately $31,700,000 recorded in connection with this contract. Upon termination of the agreement, the tire and wheel assets will either be repurchased by Roadway Corporation or a third party at a contractually agreed upon price, which the Company believes will approximate their carrying value, or will remain the property of the Company. For further information see "Outsourcing Agreement" in Critical Accounting Policies below.

New Tire Retread Pricing and Profitability

The relationship between new tire pricing and retread unit pricing has been narrowing primarily due to retread unit prices increasing at a faster rate than new tires and lower-priced imported new tires entering the market. Generally, a decreasing new tire to retread price ratio will put downward pressure on retread pricing and tend to increase the use of relatively less expensive new tires instead of retreads. Increases in imports of low priced new tires and the movement of major new tire manufactures to lower their costs by utilizing overseas production has exacerbated this situation. However, there still remains an inherent value in retreading to fleets that recognize the need for a well-managed tire program that combines quality new tires, retreads and tire management services to reduce operating costs.

Sale of TDS Locations

Bandag's TDS subsidiary sold or closed 44 locations during 2003 and 27 locations during 2002. The Company considers TDS to be essential in order to protect Bandag's distribution where no independent Bandag franchise exists. Bandag will continue to divest TDS locations where an independent Bandag dealer is willing to buy the location and when it is a sensible decision for the Company to sell. Bandag will also continue to purchase locations for TDS if it is necessary to maintain Bandag's distribution in an area. In currently unprofitable locations where TDS must operate to maintain Bandag's presence to serve its fleet customers, the Company intends to develop and implement operational plans to achieve profitability.

During 2003, TDS sold 41 locations with a net carrying value of $31,213,000 for cash of $21,315,000 and assumed liabilities of $8,909,000. The divestitures resulted in a loss before income taxes and cumulative effect of accounting change of $989,000. During 2003, TDS also closed three locations.

In conjunction with the divestiture of certain TDS locations in 2003, Bandag guaranteed a portion of third-party loans to a dealer. Bandag's exposure under these guarantees is $2,800,000. The guarantees are secured by assets of the dealer. The term of the guarantees is three years. The fair value of the guarantees, which was originally determined to be $600,000, is included in long-term debt and other obligations in the Company's Consolidated Balance Sheet with an offsetting charge of $600,000 included in engineering, selling, administrative and other expenses on the Consolidated Statement of Earnings in 2003.

The divested and closed locations had net sales and loss before income taxes and cumulative effect of accounting change as follows (in thousands):

	Year Ended December 31, 2003	2002
Net sales	$40,982	$164,199
Loss before income taxes and cumulative effect of accounting change	$ (4,118)	$ (4,305)

Assets Held for Sale

As of December 31, 2003, TDS had three locations in Tennessee held for sale which were sold subsequent to year end. These locations had net sales and loss before income taxes and cumulative effect of accounting change as follows (in thousands):

	Year Ended December 31, 2003	2002
Net sales	$6,715	$8,475
Loss before income taxes and cumulative effect of accounting change	$ (403)	$ (835)

RESULTS OF OPERATIONS

Results include the Company's two reportable operating segments – its Traditional Business and TDS.

Net Sales

Consolidated net sales in 2003 decreased $84,106,000 or 9% from 2002. This included an increase of $22,083,000 or 4% in the Traditional Business, primarily resulting from $15,838,000 due to the effect of translating foreign currency denominated net sales into U.S. dollars. The decrease in consolidated net sales is primarily due to a $125,208,000 decrease in TDS net sales primarily as a result of the divestitures and closures of 71 locations in 2003 and 2002. The Company's sales pattern is tied to the overall performance of the economy and to the level of trucking activity.

Gross Profit Margins

Consolidated gross profit margin for 2003 increased 0.4 percentage points from 2002. Consolidated gross profit margin was positively impacted by decreased TDS sales which carry lower margins. Traditional Business gross profit margin decreased 2.3 percentage points from 2002. The decrease in Traditional Business gross profit margin is primarily the result of margin erosion in North America.

Operating and Other Expenses

Consolidated operating and other expenses decreased $36,145,000 or 13% from 2002. The decrease in consolidated operating and other expenses primarily resulted from the TDS divestitures and closures coupled with the absence of several charges recorded in 2002: approximately $10,700,000 of litigation expenses, $2,700,000 related to impairment charges recorded against the carrying value of the Company's joint venture in India, and operations in Brazil and Venezuela, and $2,500,000 of expenses related to converting SystemBandag users to the RoadWare™ software system. Interest expense decreased $4,454,000 from 2002, primarily due to a reduction in debt of approximately $66,000,000 in December 2002.

Net Earnings

Consolidated earnings before income taxes and cumulative effect of accounting change increased $12,382,000, or 17%, from 2002. Consolidated net earnings in 2003 were $60,200,000, or $3.11 per diluted share, as compared to $2,793,000, or $0.14 per diluted share in 2002. A cumulative effect of accounting change of $47,260,000 net of income tax, or $2.38 per diluted share, was recorded in 2002 in accordance with SFAS 142, "Goodwill and Other Intangible Assets" to recognize impairment of goodwill, substantially all of which related to TDS.

Net income for each of 2003 and 2002 included favorable tax adjustments of approximately $3,000,000, or $0.15 per diluted share, resulting from the resolution of certain tax matters. Repurchases of 418,371 shares of Bandag Class A Common Stock and 1,114,746 shares of Bandag Class B Common Stock during 2002 had a favorable impact on diluted earnings per share of $0.08.

TRADITIONAL BUSINESS

North America

The Company's Traditional Business operations located in the United States and Canada, together with Tire Management Solutions, Inc. (TMS) and Quality Design Systems, Inc. (QDS), are integrated and managed as one unit, which is referred to internally as **North America**. North America sells to independent dealers as well as to TDS and other subsidiaries. Sales to TDS and other subsidiaries are eliminated in consolidation. Accordingly, as TDS locations are divested and become unaffiliated Bandag customers, sales to independent dealers should benefit.

The table below depicts the breakout of North America's retread product sales between TDS and independent dealers:

(in thousands)	Year Ended December 31,		
Retread Product Sales	2003	2002	Increase (Decrease)
Sales to Independent Dealers	$343,687	$330,474	4.0%
Sales to TDS	31,341	49,841	-37.1%
Total Retread Product Sales	$375,028	$380,315	-1.4%

The increase in retread product sales to independent dealers is due to several factors including (a) increased sales to independent dealers that purchased TDS locations, (b) the effect of translating Canadian dollar denominated sales to U.S. dollars of $5,185,000, and (c) the impact of a January 1, 2003 price increase. These factors were partially offset by a 5% decrease in volume. The decrease in retread product sales to TDS is primarily due to the divestitures and closures of TDS locations. North America's 2002 tread rubber orders reflected the impact of North American dealers buying ahead of the January 2003 price increase. A portion of those orders were shipped in first quarter 2003. As a result, North American sales backlog at year end 2003 was approximately $5,000,000 below the previous year level.

Higher raw material costs coupled with higher manufacturing costs and lower volume primarily resulted in a 5.8 percentage point decrease in North America's gross profit margin in 2003 as compared to 2002.

North American operating and other expenses in 2003 were $5,877,000, or 5% higher than 2002 expenses, primarily due to $5,800,000 of increased pension expense offset by the absence of approximately $2,500,000 in expense related to converting SystemBandag users to the RoadWare™ software system which was recorded in 2002. Lower gross profit margin and increased operating and other expenses primarily resulted in a decrease for North America of $18,465,000 in earnings before income taxes and cumulative effect of accounting change for 2003 as compared to 2002.

Europe

The Company's operations located in Europe principally service markets in European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. This collection of countries is under one management group and is referred to internally as **Europe**. Net sales in Europe increased $15,888,000, or 24%, from 2002, including a $13,474,000 increase due to the effect of translating foreign currency denominated net sales to U.S. dollars and a 3% increase in volume. Gross profit margin increased 4.7 percentage points from 2002, primarily due to the absence of approximately $3,000,000 of restructuring charges recorded in 2002.

Operating and other expenses increased $4,192,000, or 18%, from 2002, primarily due to the higher translated value of the Euro, higher expenses related to securing new fleet contracts, and increased net foreign exchange losses of $700,000 from revaluing funds held in U.S. dollars into local currencies. Primarily as a result of higher net sales and gross margin, partially offset by higher operating and other expenses, Europe recorded income before income taxes and cumulative effect of accounting change of $2,718,000 as compared to a loss in 2002 of $1,511,000 on the same basis.

International

The Company's exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela, South Africa and royalties from a licensee in Australia, are combined under one management group referred to internally as **International**. International net sales increased $5,553,000, or 6%, from 2002 primarily due to price increases in Brazil and South Africa, partially offset by an 8% decrease in volume. Gross profit margin decreased 2.4 percentage points from 2002 due mainly to higher raw material costs, partially offset by price increases.

Operating and other expenses decreased $5,003,000, or 20%, from 2002, primarily due to the absence of $2,700,000 related to impairment charges recorded in 2002. Primarily as a result of higher net sales and lower operating and other expenses, earnings before income taxes and cumulative effect of accounting change increased $5,153,000 in 2003 as compared to 2002.

TIRE DISTRIBUTION SYSTEMS, INC.

TDS net sales decreased $125,208,000, or 34%, as compared to 2002, primarily due to the divestitures and closures of 71 locations throughout 2003 and 2002. These divested and closed locations had sales of approximately $40,982,000 and $164,199,000 for 2003 and 2002, respectively. TDS gross profit margin increased 1.8 percentage points from 2002. TDS gross profit margin was positively impacted by increased sales of higher margin product coupled with a decrease in cost of sales due to reduced inventory shrink and obsolescence.

Operating and other expenses decreased $32,376,000, or 34%, primarily due to the divestitures and closures partially offset by the loss on divestitures of $989,000. TDS recorded a loss before income taxes and cumulative effect of accounting change of $3,017,000 in 2003 as compared to $11,382,000 in 2002.

See "OVERVIEW – Sale of TDS locations" hereunder for a discussion of the sale of TDS locations in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

RESULTS OF OPERATIONS

Results include the Company's two reportable operating segments – its Traditional Business and TDS.

General

During the first quarter of 2002, the Company acquired the assets of Open Road Technologies, Inc., the supplier of RoadWare™ retread shop management software, which contributed sales of approximately $6,200,000 in 2002.

Sale of TDS Locations

Also, during the third and fourth quarters of 2002, the Company's TDS segment sold or closed nine retread plants and eighteen commercial and retail outlets which contributed $34,000,000 and $42,000,000 to net sales and $3,900,000 and $2,500,000 of losses to earnings before taxes and cumulative effect of accounting change, for the years ended December 31, 2002 and 2001, respectively.

Net Sales

Consolidated net sales in 2002 decreased $48,829,000, or 5%, from 2001. This included a decrease of $23,039,000, or 4%, in the Traditional Business. The decrease in Traditional Business net sales primarily resulted from a 1% decline in retread material unit volume, a 27% decrease in equipment sales from 2001 and an increase of approximately $5,200,000 related to dealer marketing programs classified as a reduction of sales. In addition, Traditional Business revenues were approximately 2% lower due to the lower translated value of the Company's foreign-currency-denominated sales, particularly the Brazilian real and South African rand. TDS sales decreased $33,843,000, or 8%, from 2001, primarily as a result of the negative impact of the declining economy and the loss of several significant customers, most notably the bankruptcy of Consolidated Freightways. The Company's seasonal sales pattern is tied to the overall performance of the economy and to the level of trucking activity.

Gross Profit Margins

Consolidated gross profit margin for 2002 increased by 1.9 percentage points from 2001. Gross profit margin for the Traditional Business (which includes sales to TDS) and TDS increased by 2.5 and 0.7 percentage points, respectively, from 2001. Consolidated and Traditional Business gross profit margins were positively impacted by $3,800,000 due to decreased LIFO inventory levels, which was partially offset by restructuring charges in Europe of $3,000,000.

Operating and Other Expenses

Consolidated operating and other expenses decreased $10,264,000, or 4%, from 2001. Excluding the effects of $8,905,000 of goodwill amortization in 2001, consolidated operating and other expenses decreased $1,359,000, or 1%, from 2001. Traditional Business operating and other expenses in 2002 decreased $3,752,000, or 2%, from 2001. The decrease in consolidated operating and other expenses primarily resulted from decreased litigation expenses, which were significantly offset by lower pension income, $2,500,000 in expense related to converting SystemBandag users to the RoadWare™ software system and $2,700,000 related to impairment charges recorded against the carrying value of the Company's joint venture in India, and operations in Brazil and Venezuela. As previously announced, the settlement of Bandag's ongoing litigation with Michelin included dismissal of all financial claims against all parties. Expenses related to the Michelin litigation in 2002 were $10,700,000, as compared to $18,300,000 in 2001.

Net Earnings

Consolidated earnings before income taxes and cumulative effect of accounting change increased $5,013,000, or 8%, from 2001. Consolidated net earnings in 2002 were $2,793,000, or $0.14 per diluted share. This included a charge of $47,260,000 (net of income tax benefit of $3,704,000), reported as a cumulative effect of accounting change, or $2.38 per diluted share, resulting from the adoption of SFAS No. 142 as of January 1, 2002. Earnings in 2002 were $50,053,000 before the cumulative effect of accounting change, or $2.52 per diluted share, which was a 14% increase from the prior year amount of $43,832,000, or $2.12 per diluted share. However, excluding the effects of goodwill amortization and the cumulative effect of accounting change, consolidated net earnings were $50,053,000, or $2.52 per diluted share, as compared to $51,784,000, or $2.50 per diluted share, in 2001.

Repurchases of 418,371 shares of Bandag Class A Common Stock and 1,114,746 shares of Bandag Class B Common Stock during 2002 had a favorable impact on diluted earnings per share of $0.08.

TRADITIONAL BUSINESS

North America

Sales of $49,841,000 of retread products to TDS accounted for 13% of North America's total retread products sold in 2002, compared to $54,594,000 or 14% in 2001. Total retread products sold in North America in 2002 were $4,149,000 or 1% below 2001 sales. Retread product sales to TDS declined 9% in 2002 compared to 2001, while sales of retread products to independent dealers increased 1%. The increase in retread product sales to independent dealers is primarily due to a 1% increase in retread material unit volume. Equipment sales to independent dealers in 2002, which totaled $17,968,000, decreased 23% as compared to 2001, and equipment sales to TDS in 2002, which totaled $1,858,000, decreased 65% as compared to 2001. Equipment sales typically vary depending on the signing of new franchisees and new product innovations. North American other net sales increased $6,552,000, or 26%, in 2002 as compared to 2001, primarily as a result of the acquisition of Open Road Technologies. Total North America net sales increased $3,162,000, or 1%, in 2002 as compared to 2001.

A decrease in average raw material costs, coupled with a decrease in depreciation expense, decreased LIFO inventory levels and a decrease in equipment sales, which carry lower gross margins than retread products, and increased production efficiency in the United States and Canada, primarily resulted in a 3.1 and 3.5 percentage point increase in North America's gross margin for 2002 on sales to independent dealers and total sales, respectively, as compared to 2001.

North American operating expenses in 2002 were $5,600,000, or 6% higher than 2001, expenses primarily due to lower pension income and approximately $2,500,000 in expense related to converting SystemBandag users to the RoadWare™ software system. Higher sales and gross profit was partially offset by higher operating and other expenses, resulting in an increase of $5,221,000, or 6% in earnings before income taxes and cumulative effect of accounting change in 2002, as compared to 2001.

Europe

Net sales in Europe declined $5,297,000, or 7%, from 2001, primarily due to a retread material unit volume decrease of 8%. Gross profit margin decreased 4.8 percentage points from 2001 primarily due to approximately $3,000,000 of restructuring charges recorded in 2002, partially offset by $1,400,000 of reduced cost of sales due to decreased LIFO inventory levels.

Operating and other expenses decreased $1,185,000, or 5%, from 2001 primarily due to lower personnel-related costs and net foreign exchange losses in 2001 that did not recur, partially offset by approximately $500,000 of restructuring charges recorded in 2002. Primarily as a result of lower sales and gross margin, Europe recorded a loss before income taxes and cumulative effect of accounting change of $1,511,000 in 2002 as compared to income before income taxes and cumulative effect of accounting change of $2,464,000 in 2001.

International

International net sales decreased $12,723,000, or 13%, from 2001 as a result of a 5% decrease in retread material unit volume, which is primarily a result of the region's economic downturn, particularly in Argentina, Brazil and Venezuela, which depressed market activity throughout that region. The spread between the net sales decrease and the retread material unit volume decrease is primarily due to the lower translated value of the Brazilian real and South African rand. Gross profit margin increased 1.6 percentage points from 2001.

Operating and other expenses decreased $187,000, or 1%, from 2001. Operating and other expenses were positively impacted by net foreign exchange gains and the lower translated value of the Brazilian real and South African rand, and negatively impacted by the $2,700,000 impairment charge recorded against the carrying value of the Company's joint venture in India and operations in Brazil and Venezuela. Primarily as a result of the reduction in sales and the impairment charge, earnings before income taxes and cumulative effect of accounting change decreased $2,828,000, or 24%, from 2001.

TIRE DISTRIBUTION SYSTEMS, INC.

During the third and fourth quarters of 2002, TDS sold or closed nine retread plants and 18 commercial and retail outlets which contributed $34,000,000 and $42,000,000 to net sales and $3,900,000 and $2,500,000 of losses to earnings before taxes and cumulative effect of accounting change, for the years ended December 31, 2002 and 2001, respectively. TDS net sales decreased $33,971,000, or 9%, from 2001, due largely to soft market conditions and the loss of several significant customers, most notably the bankruptcy of Consolidated Freightways during 2002. TDS gross margin increased 0.7 percentage points from 2001.

Operating expenses of $95,017,000, as a percent of net sales, were 3.0 percentage points higher than 2001, principally due to increases in employee health insurance, workers' compensation and legal expenses. Primarily as a result of lower sales volume and higher operating expenses, TDS recorded a loss before income taxes and cumulative effect of accounting change of $11,382,000 in 2002, which compares to a loss before income taxes of $11,099,000 in 2001, or a loss before income taxes of $2,828,000 excluding goodwill amortization.

IMPACT OF INFLATION AND CHANGING PRICES

Historically, it has generally been the Company's practice to adjust its selling prices and sales allowances to reflect changes in production and raw material costs in order to maintain its gross profit margin. To soften the impact of higher raw material costs caused by increases in oil prices the Company adjusted selling prices in the United States and Canada effective January 1, 2003 and adjusted selling prices in some foreign locations during the year. The Company may continue to adjust prices if raw material costs rise further; however, due to competitive pressure and the decreasing difference between the price on a Bandag retread and a substitute new tire, the Company believes its ability to continue to pass on such increases may be diminished. The ability of the Company to raise prices does not eliminate its exposure to pricing risks on its fleet contract business due to the terms of the agreements.

Replacement of fixed assets requires a greater investment than the original asset cost due to the impact of general price level increases over the useful lives of plant and equipment. This increased capital investment would result in higher depreciation charges affecting both inventories and cost of products sold.

FINANCIAL CONDITION

Liquidity and Capital Resources

As of December 31, 2003, the Company had cash and cash equivalents of $189,976,000 as compared to $129,412,000 at December 31, 2002. The Company's ratio of total current assets to total current liabilities was 3.1 to 1 at December 31, 2003 with current assets exceeding current liabilities by $318,093,000. At December 31, 2003, the Company had approximately $5,143,000 of assets held for sale, consisting primarily of inventory and property, plant and equipment classified as other current assets. The Company believes it has an adequate cash balance for future cash needs. The acquisition of 87.5% of Speedco, Inc. subsequent to year end was financed with available cash on hand. Refer to Note 19 of the consolidated financial statements for further details.

Net cash provided by operating activities for the twelve months ended December 31, 2003 was $78,122,000, primarily due to net earnings and depreciation. The only changes in working capital requirements are for normal business growth.

The Company typically funds its capital expenditures from operating cash flows. During 2003, the Company spent $17,563,000 for capital expenditures as compared to $17,938,000 in 2002. The Company believes that spending in the current year is representative of future capital spending needs. During 2003, the Company sold 44 TDS locations for cash proceeds of $21,315,000.

The Company invests excess funds over various terms, but only instruments with an original maturity date of over 90 days are classified as investments for balance sheet purposes. The Company's maturities of investments exceeded purchases by $3,453,000 during 2003, resulting in total investments of $10,808,000 at December 31, 2003.

As of December 31, 2003, the Company had available uncommitted and committed lines of credit totaling $71,471,000 in the United States for working capital purposes. Also, the Company's foreign subsidiaries had approximately $25,873,000 in credit and overdraft facilities available to them. From time to time during 2003, the Company borrowed funds to supplement operational cash flow needs or to settle intercompany transactions. The Company's long-term liabilities totaled $35,259,000 at December 31, 2003, which is approximately 7% of the combined total of long-term liabilities and shareholders' equity; and is a decrease of $10,114,000 from December 31, 2002.

During the year, the Company paid $7,066,000 on short-term notes payable and long-term obligations compared to $67,979,000 in 2002.

Cash dividends totaled $24,595,000 in 2003 compared to $25,550,000 in 2002. Cash dividends per share declared were $1.285 in 2003 compared to $1.265 in 2002.

On June 19, 2002, the Company purchased 1,114,746 shares of Bandag Class B Common Stock and 418,371 shares of Bandag Class A Common Stock from Lucille A. Carver, widow of the Company's founder, for approximately $40,184,000.

During 2003, the Company purchased an additional 6,655 shares of its outstanding Common Stock and Class A Common Stock for $238,000 at prevailing market prices. The Company generally funds its dividends and stock repurchases from the cash flow generated from its operations.

OFF BALANCE SHEET ARRANGEMENTS

In conjunction with the divestiture of certain TDS locations in 2003, the Company guaranteed a portion of third-party loans to a dealer. Bandag's exposure under these guarantees is $2,800,000. The guarantees are secured by assets of the dealer. The term of the guarantees is three years.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Following is a summary of the Company's commitments as of December 31, 2003 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	2004	2005-2006	2007-2008	After 2008
Long-term debt	$ 22,857	$ 5,714	$11,428	$ 5,715	$ -
Operating leases	55,501	9,813	15,513	8,070	22,105
Purchase commitments	9,399	9,399	-	-	-
Other obligations	22,654	4,538	6,864	1,291	9,961
Total contractual obligations	$110,411	$29,464	$33,805	$15,076	$32,066

	Total Amounts	Amount of Commitments Expiration Per Period			
Other Commercial Commitments	Committed	2004	2005-2006	2007-2008	After 2008
Standby Letters of Credit	$16,901	$16,901	$ -	$ -	$ -

Other obligations consist primarily of a postretirement medical liability and miscellaneous other liabilities. Standby letters of credit are provided to the Company's insurance administrators to cover costs associated with self insurance liabilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RESK

Financial Risk Management

The Company is exposed to market risk from changes in interest rates, foreign exchange rates, and commodity prices. To mitigate such risks, the Company enters into various derivative transactions. All derivative transactions are authorized and executed pursuant to clearly defined Company policies and procedures, which strictly prohibit the use of financial instruments for trading purposes. Analytical techniques and selective derivative instruments are applied to manage and monitor such market exposures.

Foreign Currency Exposure

Foreign currency exposures arising from cash flow transactions include firm commitments and anticipatory transactions. Translation exposure is also part of the overall foreign exchange risk. The Company's exposure to foreign currency risks exists primarily with the Brazilian real, Canadian dollar, Mexican peso, Japanese yen and European Union euro. The Company regularly enters into foreign currency contracts primarily using foreign exchange forward contracts and options to manage the foreign currency risks associated with most of its firm commitment exposures. The Company also employs foreign exchange forward contracts as well as option contracts to manage the foreign currency risks associated with approximately 40% - 60% of its anticipated future cash flow transactions within the coming twelve months. The notional amount of these contracts at December 31, 2003 and 2002 were $5,286,000 and $6,599,000, respectively. The Company also limits its exposure to foreign currency fluctuations by entering into offsetting asset or liability positions and by establishing and monitoring limits on unmatched positions. The Company's pre-tax earnings from foreign subsidiaries and affiliates translated into U.S. dollars using a weighted-average exchange rate was $18,046,000 and $10,702,000 for the years ending December 31, 2003 and 2002, respectively. On that basis, the potential loss in the value of the Company's pre-tax earnings from foreign subsidiaries resulting from a hypothetical 10% adverse change in foreign currency exchange rates would have been $1,659,000 in 2003 and $959,000 in 2002.

The Company also has foreign currency exposure arising from the translation of the Company's net equity investment in its foreign subsidiaries to U.S. dollars. The Company generally views as long-term its investments in foreign subsidiaries with functional currencies other than the U.S. dollar. The primary currencies to which the Company is exposed are the European euro, Brazilian real, Mexican peso, Canadian dollar and South African rand. A 10% change in foreign currency exchange rates from balance sheet date levels would have impacted the Company's net foreign investments by $10,651,000 and $8,665,000 at December 31, 2003 and 2002, respectively.

Interest Rate Exposure

In order to mitigate the impact of fluctuations in the general level of interest rates, the Company generally maintains a large portion of its debt as fixed rate in nature by borrowing on a long-term basis. At December 31, 2003 and 2002, the Company had outstanding debt of $22,857,000 and $28,571,000, respectively. At December 31, 2003 and 2002, the fair value of the Company's debt was $23,809,000 and $30,383,000, respectively. In addition, at December 31, 2003 and 2002, the fair value of securities held for investment was $97,958,000 and $62,742,000, respectively. The fair value of the Company's total long-term debt and its securities held for investment would not be materially affected by a hypothetical 10% adverse change in interest rates. Therefore, the effects of interest rate changes on the fair value of the Company's financial instruments are limited. Securities held for investment primarily consist of obligations of states and political subdivisions of a short-term nature.

Commodities Exposure

Due to the nature of its business, the Company procures almost all of its synthetic rubber, which is the predominant raw material used in manufacturing tire tread, at quarterly fixed rates using contracts with the Company's main suppliers. Historically, the Company adjusts its selling prices and sales allowances to reflect significant changes in commodity costs; however, due to competitive pressures and the decreasing difference between the price on a Bandag retread and a substitute new tire, the Company believes its ability to continue to pass on such increases may be diminished. To soften the impact of higher raw material costs caused by increases in oil prices the Company adjusted selling prices in the United States and Canada effective January 1, 2003 and adjusted selling prices in some foreign locations during the year. Therefore, the Company's exposure is limited to the extent selling price adjustments fail to offset increases in commodity costs. The ability of the Company to raise prices does not eliminate its exposure to pricing risks on its fleet contract business due to the terms of the related agreements.

CRITICAL ACCOUNTING POLICIES

Bandag's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of the accounting policies that currently affect its financial condition and results of operations. The Company's senior management has discussed the development and selection of critical accounting estimates and related management's discussion and analysis disclosures with the audit committee of the board of directors.

Accounts Receivable

Bandag's global credit policies are corporately determined and managed through business unit credit and financial management departments to insure compliance with local laws and to effect proper credit and collections at the country level.

A significant percentage of the Company's global accounts receivable are obligations of franchisees. The majority of these accounts receivable are extended within North America. However, Bandag competes in the global marketplace and credit is extended outside of the United States. Bandag continuously monitors political, social and economic risks to insure sound credit decisions are made within these foreign markets.

Bandag also extends credit in North America to customers in the trucking and transportation industry. Credit is extended to large national and regional customers on a contractual basis through Bandag. Smaller regional and local trucking customers are provided credit through TDS.

Management evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where management is aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected. General reserves for bad debts are maintained based upon the length of time the receivables are past due and upon historical write-off experience by geographic location. Credit losses have been within management's expectations.

Income Taxes

The Company utilizes the asset and liability method of accounting for deferred income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary timing differences between the tax and financial statement basis of assets and liabilities. At December 31, 2003, the Company had net deferred tax assets of $39,679,000. This balance consists of approximately $45,082,000 of net deferred tax assets primarily related to the timing of income and deductions for tax versus books, and $5,403,000 of net deferred tax liabilities primarily related to the unremitted earnings of foreign subsidiaries. Deferred taxes on the unremitted earnings of foreign subsidiaries are provided under the assumption that all profits of the foreign subsidiaries will be repatriated to the United States and all foreign taxes paid will be available to offset United States taxes. In addition, any deferred tax asset is reviewed annually to determine the probability of realizing the asset. If it is determined unlikely that the asset will be fully realized in the future, a valuation allowance is established against the asset. Refer to Note 11 of the consolidated financial statements for further details.

The Company believes it has a reasonable basis in the tax law for all of the positions it takes on the various federal and state tax returns it files. However, in recognition of the fact that various taxing authorities may not agree with the Company's position on certain issues, that the cost of litigation in maintaining the positions that the Company has taken on various issues might be significant, and that the taxing authorities may prevail in their attempts to overturn such possibilities, the Company maintains tax reserves. These reserves, the potential issues they are intended to cover, as well as their adequacy to do so, are reviewed both internally and with outside tax professionals on a regular and frequent basis. Periodic adjustments are made to such reserves to reflect the lapsing of statutes of limitations, closings of ongoing examinations or commencement of new examinations, and changes in tax law or interpretations of tax law.

Marketing Programs

Distribution Management Request (DMR) is a marketing program designed to increase Company market share by enhancing dealer capability and franchise value. Enhanced dealer capabilities and franchise values are achieved primarily through Company-provided financial assistance towards the acquisition of equipment, service vehicles, facility expansions and other items aligned with Company goals.

Under the DMR Program, the Company provides financial assistance in the form of DMR promissory notes from the dealer to Bandag. The proceeds from the promissory notes can only be used by the dealer toward the acquisition of equipment (including equipment sold by the Company), service vehicles, facility expansions and other items aligned with Company goals. The notes have a term of up to five years. However, if the dealer achieves a business objective, typically purchasing a specified amount of tread rubber each year, then the Company forgives either part or all of the principal and interest for that year. The Company records a reduction in sales for the costs of the program as financial assistance is provided. The DMR reserve at December 31, 2003, 2002 and 2001 was $15,529,000, $18,927,000 and $14,716,000, respectively. In 2003, 2002 and 2001, DMR costs of $4,905,000, $8,628,000 and $5,376,000, respectively, were recorded as a reduction of sales.

Outsourcing Agreement

In connection with a tire management outsourcing agreement entered into by TMS, the Company is providing tire management services to a customer, Roadway Corporation. The current outsourcing agreement with Roadway Corporation was extended to July 2004 and the Company is in negotiations with Yellow Roadway Corporation to enter into a new agreement. The substance of the outsourcing agreement, as more fully described below, is that the Company provides complete maintenance of the customer's tire and wheel assets over the term of the agreement and provides a full range of services to maintain the assets. These services include replacing and repairing tires and wheels, as well as other tire related services. The Company entered into this agreement because fleets were experiencing narrowing margins and expanding needs, including the need for suppliers (such as the Company) to provide services, such as outsourcing services, as well as products. The Company recognizes revenue for these outsourcing services on a per mile basis based on the number of tire miles traveled by the customer's truck fleet in the month of usage.

Over the term of the agreement, the Company estimates that approximately 75% of the revenue will be realized through cash payments and the balance will be realized by recording an incrementally increasing ownership percentage in the customer's tire assets. The Company agreed to accept the non-cash consideration as partial payment for its services as a result of the negotiating process between the Company and the customer, its longstanding relationship with the customer and the anticipated return on the contract, including the non-cash consideration received. The tire and wheel assets are classified as other assets. In 2003, 2002, and 2001, these non-current assets amounted to $31,700,000, $26,803,000 and $22,855,000, respectively. The Company does not record depreciation on the tire and wheel assets; rather, the Company incurs direct expenses related to the efforts of maintaining the tires at the mutually agreed upon specifications. These amounts are expensed as incurred and approximate the amount that would otherwise be recorded as depreciation expense.

Quarterly, the Company evaluates the carrying value of the tire and wheel assets for impairment and adjusts the carrying value as required. Upon termination of the agreement, the tire and wheel assets will either be repurchased by the customer or a third party at a contractually agreed upon price, which the Company believes will approximate their carrying value, or will remain the property of the Company. There could be a material difference between the carrying value and the realizable value should the tire and wheel assets not be repurchased by the customer, or a third party. Although the acquisition of Roadway by Yellow adds uncertainty, the Company has determined the probability that the customer, or a third party, will not repurchase the tire and wheel assets to be highly unlikely based upon the facts and conditions surrounding the contract with this customer, which includes a significant termination penalty that the Company believes is sufficient to make this option unfavorable to the customer.

Pension Plans

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. A substantial portion of the Company's pension amounts relate to its defined benefit plans in the United States. The Company has not made any contributions to any of the United States pension plans since plan year 1997 because the fully funded status of the plans would preclude a tax deduction. SFAS No. 87 and the policies used by the Company generally reduce the volatility of pension income or expense arising from changes in the pension liability discount rates and the performance of the pension plan's assets.

An important element in determining the Company's pension income or expense in accordance with SFAS No. 87 is the expected return on assets. Based on recent realized negative returns and lower projected future equity returns the Company's long-term rate of return assumption for its United States plans is 7.0% as of December 31, 2003. The Company has historically had returns in excess of 7.0%; however; the Company has experienced losses in two of the last three years. The Company believes the assumption of future returns is reasonable.

Each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high quality, fixed-income investments. The discount rate for December 31, 2003 was 6.0%.

For the year ended December 31, 2003, the Company recognized consolidated pre-tax pension expense of $4,670,000 which compares to consolidated pre-tax pension income of $782,000 recognized in 2002. The Company estimates pension expense will be approximately $3,900,000 for 2004. Refer to Note 16 of the consolidated financial statements for further details.

A 50 basis point increase or decrease in the assumed discount rate would have changed pension and other postretirement benefit obligations by approximately $8,300,000 at December 31, 2003, and changed pension and postretirement benefit costs by approximately $825,000. A 50 basis point increase or decrease in the assumed expected long-term rate of return on plan assets would have changed pension costs by approximately $500,000 for 2003.

NEW ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation Number (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses accounting for variable interest entities (VIE), defined as a separate legal structure that either 1) has equity investors who lack the essential characteristics of a controlling financial interest, or 2) has equity investors that do not provide sufficient financial resources for the entity to support its own activities. FIN No. 46 requires that a VIE be consolidated by a company if that company is entitled to a majority of the VIE's residual returns or is subject to a majority of its expected losses, and also requires disclosures concerning VIEs that a company is not required to consolidate but in which it has a significant variable interest. The Company performed a preliminary analysis and has determined none of its franchisees would require consolidation under FIN 46. The consolidation requirements of FIN 46 would be effective for the Company as of March 31, 2004.

FORWARD LOOKING STATEMENTS

This Form 10-K contains the following "forward-looking" statement that is made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995: "Bandag expects diluted earnings per share to improve between $0.10 to $0.15 in 2004 due to this acquisition." Such statement is based on Management's current projections, beliefs and opinions at the date of this press release. Such projections involve unknown risks and uncertainties, which may cause the actual results to differ materially from expected results. Bandag's ability to predict future results is inherently uncertain. Factors which could affect the "forward-looking" statement include (i) whether raw material costs of Speedco, which are largely dependent on the price of crude oil which, in turn, is affected by various global factors and events, both political and economic, increase or decrease and (ii) whether the United States economy continues to strengthen or weakens, both conditions which could significantly impact the volume of truck traffic on the interstate highways and, therefore, the level of Speedco's business.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the discussion under the caption "Quantitative and Qualitative Disclosures About Market Risk" in Item 7 of this Form 10-K, "Management's Discussion and Analysis of Operations and Financial Condition," which is incorporated herein by reference.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Auditors

Shareholders and Board of Directors
Bandag, Incorporated

We have audited the accompanying consolidated balance sheets of Bandag, Incorporated and subsidiaries as of December 31, 2003, 2002, and 2001, and the related consolidated statements of earnings, cash flows and changes in shareholders' equity for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bandag, Incorporated and subsidiaries at December 31, 2003, 2002, and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 and Note 8, respectively, to the financial statements, effective January 1, 2002, the Company changed its method of accounting for stock based compensation to conform with FASB Statement No. 148 and its method of accounting for goodwill and other intangible assets to conform with FASB Statement No 142.

/s/ Ernst & Young LLP
Chicago, Illinois

January 27, 2004, except as to Note 19 as to which the date is February 13, 2004

Bandag, Incorporated
Consolidated Balance Sheets

In thousands	December 31 2003	2002	2001
Assets			
Current Assets			
Cash and cash equivalents	**$189,976**	$129,412	$145,625
Investments – Note 6	**10,808**	14,261	9,394
Accounts receivable, less allowance (2003 - $16,350; 2002 - $13,644; 2001 - $15,206)	**156,894**	143,723	170,527
Inventories:			
Finished products	**50,112**	47,339	65,224
Material and work in process	**12,653**	12,108	14,301
	62,765	59,447	79,525
Deferred income tax assets – Note 11	**32,484**	38,338	34,325
Prepaid expenses and other current assets	**13,359**	38,115	33,220
Total Current Assets	**466,286**	423,296	472,616
Property, Plant and Equipment, on the basis of cost:			
Land	**8,203**	9,052	10,140
Buildings and improvements	**107,642**	109,273	112,329
Machinery and equipment	**345,933**	341,955	349,804
Construction and equipment installation in progress	**4,216**	2,776	6,802
	465,994	463,056	479,075
Less allowances for depreciation and amortization	**(358,019)**	(346,358)	(337,690)
	107,975	116,698	141,385
Goodwill, less accumulated amortization (2001 - $37,298)	**-**	-	50,964
Intangible assets, less accumulated amortization (2003 - $8,856; 2002 - $7,906; 2001 - $6,781)	**2,936**	3,891	315
Deferred income tax asset – Note 11	**7,195**	2,899	-
Other assets	**76,137**	71,043	63,132
Total Assets	**$660,529**	$617,827	$728,412

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Balance Sheets (continued)

In thousands	December 31 2003	2002	2001
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable	**$ 25,710**	$ 26,813	$ 22,153
Accrued employee compensation and benefits	**36,978**	31,834	25,311
Accrued marketing expenses	**31,845**	29,045	26,396
Other accrued expenses	**22,202**	26,451	23,777
Dividends payable	**6,260**	6,129	6,502
Income taxes payable	**14,946**	19,883	14,947
Short-term notes payable and current portion of other obligations	**10,252**	7,706	67,391
Total Current Liabilities	**148,193**	147,861	186,477
Long-term debt and other obligations – Note 7	**35,259**	45,373	50,359
Deferred income tax liabilities	**-**	-	2,580
Shareholders' Equity – Note 15			
Common Stock; $1.00 par value; authorized 21,500,000 shares; issued and outstanding – 9,099,745 shares in 2003; 9,078,798 shares in 2002; 9,079,093 shares in 2001	**9,100**	9,079	9,079
Class A Common Stock; $1.00 par value; authorized 50,000,000 shares; issued and outstanding – 9,249,756 shares in 2003; 9,150,967 shares in 2002; 9,525,514 shares in 2001	**9,250**	9,151	9,525
Class B Common Stock; $1.00 par value; authorized 8,500,000 shares; issued and outstanding – 918,688 shares in 2003; 921,985 shares in 2002; 2,037,370 shares in 2001	**919**	922	2,037
Additional paid-in capital	**17,903**	13,034	11,399
Retained earnings	**477,499**	442,251	502,517
Accumulated other comprehensive loss:			
Minimum pension liability	**(601)**	-	-
Foreign currency translation adjustment	**(36,993)**	(49,844)	(45,561)
	(37,594)	(49,844)	(45,561)
Total Shareholders' Equity	**477,077**	424,593	488,996
Total Liabilities and Shareholders' Equity	**$660,529**	$617,827	$728,412

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Earnings

In thousands, except per share data	2003	2002	2001
	Year Ended December 31		
Income			
Net sales	**$816,397**	$900,503	$949,332
Other income	**11,789**	11,450	17,341
	828,186	911,953	966,673
Cost and Expenses			
Cost of products sold	**508,139**	563,689	612,639
Engineering, selling, administrative and other expenses	**233,744**	269,889	276,753
Non-recurring charges – Note 2	**-**	-	3,400
Interest expense	**2,403**	6,857	7,376
	744,286	840,435	900,168
Earnings Before Income Taxes and Cumulative Effect of Accounting Change	**83,900**	71,518	66,505
Income taxes – Note 11	**23,700**	21,465	22,673
Earnings Before Cumulative Effect of Accounting Change	**60,200**	50,053	43,832
Cumulative effect of accounting change (net of income tax benefit of $3,704)	**-**	(47,260)	-
Net Earnings	**$ 60,200**	$ 2,793	$ 43,832
Net Earnings Per Share – Note 12			
Basic earnings per share			
Earnings before cumulative effect of accounting change	**$ 3.14**	$ 2.53	$ 2.13
Cumulative effect of accounting change	**-**	(2.39)	-
Net Earnings	**$ 3.14**	$ 0.14	$ 2.13
Diluted earnings per share			
Earnings before cumulative effect of accounting change	**$ 3.11**	$ 2.52	$ 2.12
Cumulative effect of accounting change	**-**	(2.38)	-
Net Earnings	**$ 3.11**	$ 0.14	$ 2.12

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Cash Flows

In thousands	Year Ended December 31 2003	2002	2001
Operating Activities			
Net earnings	**$ 60,200**	$ 2,793	$ 43,832
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of accounting change	**-**	50,964	-
Provision for depreciation	**26,229**	31,208	36,139
Provision for amortization	**950**	1,125	10,016
Change in deferred income taxes	**1,558**	(9,239)	11,303
Stock compensation expense, net of forfeitures	**1,725**	1,051	(72)
Other	**(549)**	4,297	(4,867)
Change in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:			
Accounts receivable	**2,843**	20,049	13,953
Inventories	**(3,657)**	15,797	10,360
Prepaid expenses and other accrued expenses	**2,657**	(4,136)	2,524
Other assets	**(4,887)**	(3,964)	(5,960)
Accounts payable and other accrued expenses	**(3,979)**	15,966	(4,693)
Income taxes payable	**(4,968)**	4,499	2,943
Net Cash Provided by Operating Activities	**78,122**	130,410	115,478
Investing Activities			
Additions to property, plant and equipment	**(17,563)**	(17,938)	(25,270)
Proceeds from dispositions of property, plant and equipment	**1,298**	3,137	4,221
Purchases of investments	**(25,012)**	(12,263)	(11,416)
Maturities of investments	**28,465**	8,696	9,149
Payments for acquisitions of businesses	**-**	(1,951)	-
Proceeds from divestitures of businesses	**21,315**	6,604	-
Net Cash Provided by (Used in) Investing Activities	**8,503**	(13,715)	(23,316)
Financing Activities			
Principal payments on short-term notes payable and long-term obligations	**(7,066)**	(67,979)	(7,396)
Cash dividends	**(24,595)**	(25,550)	(25,157)
Purchases of Common, Class A and Class B Stock	**(238)**	(40,334)	(971)
Stock Options Exercised	**1,300**	**937**	**1,019**
Net Cash Used in Financing Activities	**(30,599)**	(132,926)	(32,505)
Effect of exchange rate changes on cash and cash equivalents	**4,538**	18	(40)
Increase (Decrease) in Cash and Cash Equivalents	**60,564**	(16,213)	59,617
Cash and cash equivalents at beginning of year	**129,412**	145,625	86,008
Cash and Cash Equivalents at End of Year	**$189,976**	$129,412	$145,625

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Changes in Shareholders' Equity

In thousands, except share data	Common Stock Issued and Outstanding Shares	Common Stock Issued and Outstanding Amount	Class A Common Stock Issued and Outstanding Shares	Class A Common Stock Issued and Outstanding Amount	Class B Common Stock Issued and Outstanding Shares	Class B Common Stock Issued and Outstanding Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
Balance at January 1, 2001	9,057,561	$9,058	9,465,445	$9,465	2,038,745	$2,039	$8,256	$484,987	$(39,648)	
Net earnings for the year								43,832		$43,832
Other comprehensive income, net of tax – Adjustment for foreign currency translation									(5,913)	(5,913)
Comprehensive income for the year										$37,919
Cash dividends - $1.23 per share								(25,387)		
Conversion of Class B Common Stock to Common Stock – Note 15	1,375	1			(1,375)	(2)				
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan – Note 15	(1,720)	(2)	(1,720)	(2)			(106)			
Class A Common Stock issued under Stock Award Plan – Note 15			32,186	32			752			
Common Stock and Class A Common Stock issued under Stock Award Program Plan – Note 16	20,704	21	25,383	25			1,540			
Purchases of Common Stock and Class A Common Stock	(18,827)	(19)	(20,225)	(20)			(17)	(915)		
Stock options exercised under Stock Award Plan – Note 15			4,445	5			89			
Stock options exercised under Non-qualified Stock Option Plan – Note 15	20,000	20	20,000	20			885			
Balance at December 31, 2001	9,079,093	$9,079	9,525,514	$9,525	2,037,370	$2,037	$11,399	$502,517	$(45,561)	
Net earnings for the year								2,793		$2,793
Other comprehensive income, net of tax – Adjustment for foreign currency translation									(4,283)	(4,283)
Comprehensive loss for the year										$(1,490)
Cash dividends - $1.265 per share								(25,177)		
Conversion of Class B Common Stock to Common Stock – Note 15	639				(639)					
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan – Note 15	(1,265)	(1)	(1,265)	(1)			(82)			
Class A Common Stock issued under Stock Award Plan – Note 15			1,782	2			12			
Common Stock and Class A Common Stock issued under Stock Award Program Plan – Note 16	2,454	2	2,454	2			156			
Purchases of Common Stock, Class A Common Stock and Class B Common Stock	(2,123)	(1)	(420,898)	(420)	(1,114,746)	(1,115)	(916)	(37,882)		
Stock options exercised under Stock Award Plan – Note 15			43,380	43			894			
Stock option expense							1,571			
Balance at December 31, 2002	9,078,798	$9,079	9,150,967	$9,151	921,985	$ 922	$13,034	$442,251	$(49,844)	

See notes to consolidated financial statements.

Bandag, Incorporated
Consolidated Statements of Changes in Shareholders' Equity (continued)

In thousands, except share data	Common Stock Issued and Outstanding		Class A Common Stock Issued and Outstanding		Class B Common Stock Issued and Outstanding		Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income	Compre-hensive Income
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2002	9,078,798	$9,079	9,150,967	$9,151	921,985	$922	$13,034	$442,251	$(49,844)	
Net earnings for the year								60,200		$60,200
Other comprehensive income, net of tax – Adjustment for foreign currency translation									12,851	12,851
Other comprehensive income, net of tax – Adjustment from minimum pension liability									(601)	(601)
Comprehensive income for the year										$72,450
Cash dividends - $1.285 per share								(24,726)		
Conversion of Class B Common Stock to Common Stock – Note 15	3,297	3			(3,297)	(3)				
Class A Common Stock issued under Stock Award Plan – Note 15			21,400	21			171			
Common Stock and Class A Common Stock issued under Stock Award Program Plan – Note 16	20,814	21	23,140	23			1,251			
Purchases of Common Stock and Class A Common Stock	(3,164)	(3)	(3,491)	(3)			(6)	(226)		
Stock options exercised under Stock Award Plan – Note 15			57,740	58			1,243			
Stock option expense							2,210			
Balance at December 31, 2003	9,099,745	$9,100	9,249,756	$9,250	918,688	$919	$17,903	$477,499	$(37,594)	

See notes to consolidated financial statements.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation:
The consolidated financial statements include the accounts and transactions of all subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate their fair value.

Accounts Receivable and Concentrations of Credit Risk:
Concentrations of credit risk with respect to accounts receivable are limited due to the number of customers the Company has and their geographic dispersion. The Company maintains close working relationships with these customers and performs ongoing credit evaluations of their financial condition. No one customer is large enough to pose a significant financial risk to the Company. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

Accounts Receivable and Allowance for Doubtful Accounts:
The Company carries its accounts receivable at their face amounts less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and based on a history of write-offs and collections. A receivable is considered past due if payments have not been received within agreed upon invoice terms. Interest may be charged on notes and is recognized when paid by the debtor, however interest is not charged on accounts receivables.

Deferred Taxes:
Deferred taxes on the unremitted earnings of foreign subsidiaries are provided under the assumption that all profits of the foreign subsidiaries will be repatriated to the United States and all foreign taxes paid will be available to offset United States taxes. In addition, any deferred tax asset is reviewed annually to determine the probability of realizing the asset. If it is determined unlikely that the asset will be fully realized in the future, a valuation allowance is established against the asset. Refer to Note 11 of the consolidated financial statements for further details.

Inventories:
Inventories are valued at the lower of cost or market. Approximately 52%, 45%, and 45%, of year-end inventory amounts at December 31, 2003, 2002, and 2001, respectively, were determined by the last in, first out (LIFO) method. The remainder of year-end inventory amounts are determined by the first in, first out method.

The excess of current cost over the amount stated for inventories valued by the LIFO method amounted to approximately $19,694,000, $17,634,000, and $20,328,000 at December 31, 2003, 2002, and 2001, respectively.

During 2003 and 2002, inventory quantities were reduced which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of goods sold approximately $1,300,000 and $3,800,000 for the years ended December 31, 2003 and 2002, respectively.

Property, Plant, and Equipment:
Provisions for depreciation of plant and equipment is computed using straight-line and declining-balance methods, over the following estimated useful lives:

Buildings	5 to 50 years
Building Improvements	3 to 40 years
Machinery and Equipment	3 to 15 years

Depreciation expense approximated $26,229,000, $31,208,000, and $36,139,000 in 2003, 2002, and 2001, respectively.

Intangible Assets:
Intangible assets, which principally represent software, are amortized using the straight-line method over 3 to 5 years. Intangible amortization expense approximated $950,000, $1,125,000, and $1,111,000 in 2003, 2002, and 2001, respectively. Amortization expense is estimated to be $950,000 for the years 2004-2006 and $100,000 for 2007.

Outsourcing Agreement:
In connection with a tire management outsourcing agreement entered into by Tire Management Solutions, Inc. (TMS), the Company is providing tire management services to a customer, Roadway Corporation. The current outsourcing agreement with Roadway Corporation was extended to July 2004 and the Company is in negotiations with Yellow Roadway Corporation to enter into a new agreement. The substance of the outsourcing agreement, as more fully described below, is that the Company provides complete maintenance of the customer's tire and wheel assets over the term of the agreement and provides a full range of services to maintain the assets. These services include replacing and repairing tires and wheels, as well as other tire related services. The Company entered into this agreement because fleets were experiencing narrowing margins and expanding needs, including the need for suppliers (such as the Company) to provide services, such as outsourcing services, as well as products. The Company recognizes revenue for these outsourcing services on a per mile basis based on the number of tire miles traveled by the customer's truck fleet in the month of usage.

Over the term of the agreement, the Company estimates that approximately 75% of the revenue will be realized through cash payments and the balance will be realized by recording an incrementally increasing ownership percentage in the customer's tire assets. The Company agreed to accept the non-cash consideration as partial payment for its services as a result of the negotiating process between the Company and the customer, its longstanding relationship with the customer and the anticipated return on the contract, including the non-cash consideration received. The tire and wheel assets are classified as other assets. In 2003, 2002, and 2001, these non-current assets amounted to $31,700,000, $26,803,000 and $22,855,000, respectively. The Company does not record depreciation on the tire and wheel assets; rather, the Company incurs direct expenses related to the efforts of maintaining the tires at the mutually agreed upon specifications. These amounts are expensed as incurred and approximate the amount that would otherwise be recorded as depreciation expense.

Quarterly, the Company evaluates the carrying value of the tire and wheel assets for impairment and adjusts the carrying value as required. Upon termination of the agreement, the tire and wheel assets will either be repurchased by the customer or a third party at a contractually agreed upon price, which the Company believes will approximate their carrying value, or will remain the property of the Company. There could be a material difference between the carrying value and the realizable value should the tire and wheel assets not be repurchased by the customer, or a third party. Although the acquisition of Roadway by Yellow adds uncertainty, the Company has determined the probability that the customer, or a third party, will not repurchase the tire and wheel assets to be highly unlikely based upon the facts and conditions surrounding the contract with this customer, which includes a significant termination penalty that the Company believes is sufficient to make this option unfavorable to the customer.

Foreign Currency Translation:
Assets and liabilities of foreign subsidiaries are translated at the year-end exchange rate and items of income and expense are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the foreign subsidiary and translation adjustments in countries with highly inflationary economies or in which operations are directly and integrally linked to the Company's United States operations are included in income. Net foreign exchange losses, which are included in engineering, selling, administrative and other expenses in the Consolidated Statements of Earnings, were $1,750,000, $1,102,000, and $2,769,000 in 2003, 2002, and 2001, respectively.

Long-Lived Assets:
In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," when indicators of impairment are present, the Company evaluates the carrying value of property, plant, and equipment and finite lived intangibles in relation to the operating performance and future undiscounted cash flows of the underlying businesses. The Company adjusts the net book value of the underlying assets to fair value if the sum of the expected future cash flows is less than book value.

Research and Development:
Expenditures for research and development, which are expensed as incurred, approximated $7,238,000, $8,109,000, and $10,225,000 in 2003, 2002, and 2001, respectively.

Advertising:
The Company expenses all advertising costs in the year incurred. Advertising expense was $4,804,000, $5,723,000, and $7,137,000 in 2003, 2002, and 2001, respectively.

Revenue Recognition:
Sales of tread rubber, equipment, new tires and retread tires and other tire related products are recorded when title and all risk of ownership are transferred to the dealer or customer. Service revenue is recognized upon completion of the service. Revenue related to the Company's tire management outsourcing services is recognized on a per mile basis based on the number of tire miles traveled by the customers' truck fleets in the month of usage. Revenue related to the sale of computer hardware or software is recognized when it has been installed for the customer.

Shipping and Handling Costs:
Shipping and handling costs are included as part of cost of product sold in the Consolidated Statement of Earnings.

Marketing Programs:
Distribution Management Request (DMR) is a marketing program designed to increase Company market share by enhancing dealer capability and franchise value. Enhanced dealer capabilities and franchise values are achieved primarily through Company-provided financial assistance towards the acquisition of equipment, service vehicles, facility expansions and other items aligned with Company goals.

Under the DMR Program, the Company provides financial assistance in the form of DMR promissory notes from the dealer to Bandag. The proceeds from the promissory notes can only be used by the dealer toward the acquisition of equipment (including equipment sold by the Company), service vehicles, facility expansions and other items aligned with Company goals. The notes have a term of up to five years. However, if the dealer achieves a business objective, typically purchasing a specified amount of tread rubber each year, then the Company forgives either part or all of the principal and interest for that year. The Company records a reduction in sales for the costs of the program as financial assistance is provided. The DMR reserve at December 31, 2003, 2002 and 2001 was $15,529,000, $18,927,000 and $14,716,000, respectively. In 2003, 2002 and 2001, DMR costs of $4,905,000, $8,628,000 and $5,376,000, respectively, were recorded as a reduction of sales.

National Account Business:
The Company enters into contracts to supply retreaded tires and other tire-related services through its network of franchised dealers to large national and regional customers in the North American trucking and transportation industry. The Company provides various forms of financial incentives to its dealers to continue the supply of retreaded tires and services on these accounts. In 2003, 2002, and 2001, fleet subsidy expenses of $25,026,000, $21,315,000, and $18,969,000, respectively, were recorded as a reduction of sales.

Derivative Instruments and Hedging Activities:
The Company recognizes all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

The Company primarily uses foreign currency forward exchange contracts and foreign currency option contracts to reduce its exposure to foreign currency risk from its forecasted revenue denominated in foreign currencies. When the dollar strengthens significantly against the foreign currencies, the decline in the value of future foreign currency revenue is offset by gains in the value of the forward contract. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The Company does not actively trade such instruments, nor does it enter into such agreements for speculative purposes.

The fair value of the derivative instruments was a liability of $107,000 and $347,000 and an asset of $185,000 at December 31, 2003, 2002, and 2001, respectively. Changes in the fair values of these instruments are reflected in engineering, selling, administrative and other expenses in the Consolidated Statements of Earnings because the Company has not designated these instruments as accounting hedges.

Accounting for Stock-Based Compensation:
In 1999, the Company's Board of Directors adopted the Bandag, Incorporated Stock Award Plan, which is described more fully in Note 15. Prior to 2002, the Company accounted for the plan under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosures" (the Statement). Under the modified prospective method of adoption selected by the Company under the provisions of the Statement, compensation cost of $2,210,000 and $1,572,000 recognized in 2003 and 2002, respectively, is the same as that which would have been recognized had the recognition provisions of the Statement been applied from its original effective date in 1994. Results for prior years have not been restated.

A summary of the status of the Company's option activity under the Bandag, Incorporated Stock Award Plan is presented below:

	Class A Common Shares	Weighted-Average Exercise Price
Outstanding, January 1, 2001	532,700	$22.54
Granted	388,200	$24.35
Exercised	(4,445)	$21.09
Forfeited	(55,245)	$25.44
Outstanding, December 31, 2001	861,210	$23.18
Granted	312,400	$32.53
Exercised	(43,380)	$21.80
Forfeited	(17,820)	$25.64
Outstanding, December 31, 2002	1,112,410	$25.82
Granted	435,650	$27.62
Exercised	(58,902)	$22.49
Forfeited	(24,518)	$26.88
Outstanding, December 31, 2003	1,464,640	$26.47

The following summarizes information about stock options outstanding under the Bandag, Incorporated Stock Award Plan at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class A Common Shares	Average Remaining Contractual Life	Weighted-Average Exercise Price	Class A Common Shares	Weighted-Average Exercise Price
$20.33 - $23.71	360,240	6.1 years	$21.09	201,940	$21.09
$23.71 - $27.10	358,675	7.3 years	$24.50	156,775	$24.70
$27.10 - $30.49	399,550	9.1 years	$27.68	16,250	$27.65
$30.49 - $33.88	346,175	7.8 years	$32.71	120,077	$32.94
$20.33 - $33.88	1,464,640	7.6 years	$26.47	495,042	$25.32

The following table presents, on a pro forma basis, net earnings and net earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in 2001 prior to the adoption of SFAS No. 123:

In thousands, except per share data	2001
Net earnings, as reported	$43,832
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(791)
Pro forma net earnings	$43,041
Net earnings per share – basic:	
As reported	$2.13
Pro forma	$2.09
Net earnings per share – diluted:	
As reported	$2.12
Pro forma	$2.08

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following weighted-average assumptions were made in estimating the fair value:

	2003	2002	2001
Dividend yield	**4.7%**	4.6%	4.1%
Expected volatility	**32.3%**	33.2%	31.3%
Risk-free interest rate	**4.0%**	5.1%	5.3%
Expected lives	**10 years**	10 years	10 years

The weighted-average fair value of options granted during 2003, 2002, and 2001 was $6.41, $8.52, and $6.74 per option, respectively.

The number of options exercisable were 495,042, 281,720, and 137,185 at December 31, 2003, 2002, and 2001, respectively.

New Accounting Standards:
In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation Number (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses accounting for variable interest entities (VIE), defined as a separate legal structure that either 1) has equity investors who lack the essential characteristics of controlling financial interest, or 2) has equity investors that do not provide sufficient financial resources for the entity to support its own activities. FIN No. 46 requires that a VIE be consolidated by a company if that company is entitled to a majority of the VIE's residual returns or is subject to a majority of its expected losses, and also requires disclosures concerning VIEs that a company is not required to consolidate but in which it has a significant variable interest. The Company performed a preliminary analysis and has determined none of its franchisees would require consolidation under FIN 46. The consolidation requirements of FIN 46 would be effective for the Company as of March 31, 2004.

Reclassification:
Certain prior year amounts have been reclassified to conform with the current year presentation.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 2. Non-Recurring Charges

During the fourth quarter 2001, the Company recorded a non-recurring charge totaling $4,300,000 ($2,580,000 net of tax benefits) related to the closure of a North American tread rubber manufacturing facility and certain retirement benefits. Costs include $2,659,000 ($1,595,000 net of tax benefits) for termination benefits for the reduction of 46 employees, $1,521,000 ($913,000 net of tax benefits) for early retirement benefits of 19 employees, and other miscellaneous closure costs. The Company paid $93,000, $1,321,000 and $1,542,000 in 2003, 2002 and 2001, respectively, related to the termination of employees. As of December 31, 2003, $1,344,000 of the charges related to the closure of the North American tread rubber manufacturing facility remained accrued. The Company estimates that substantially all of the remaining payments will be made by the end of 2004. Also, included in the net non-recurring charge was $1,800,000 ($1,080,000 net of tax benefits) for post-retirement health care costs associated with 64 terminated employees that is included in the post-employment benefit liability at December 31, 2001. These two charges were offset by a benefit of $2,700,000 ($1,620,000 net of tax benefits) for the reduction of other accrued expenses due to the resolution of a tax audit settlement and prior year tax accrual changes.

Note 3. Restructuring Charges

In 2002, the Company recorded restructuring charges totaling $3,500,000 ($2,450,000 net of tax benefits) for termination benefits covering 39 employees. The Company paid approximately $2,428,000 and $650,000 in 2003 and 2002, respectively, related to the termination of employees. As of December 31, 2003, $836,000 of the charges related to the restructuring remained accrued, which reflects a $414,000 increase in the original provision due to exchange rate changes. Substantially all of the remaining payments, which are primarily severance pay, will be made by the end of 2006.

Note 4. Acquisitions

On February 14, 2002, the Company acquired the assets of Open Road Technologies, Inc. (Open Road), and the results of operations from that point forward are included in the consolidated results. Open Road is the supplier of RoadWare™ retread shop management software, which contributed sales of approximately $7,700,000 and $6,200,000 in 2003 and 2002, respectively. The assets, which were primarily software, were acquired for $1,951,000, net of cash received. As part of the purchase agreement additional payments will be made each year for three years following the purchase. The total of such payments will range from $2,200,000 to $5,000,000 over the three year period.

Note 5. Divestitures

During 2003, the Company's TDS segment sold 41 locations with a net carrying value of $31,213,000 for cash of $21,315,000 and assumed liabilities of $8,909,000. The assets of these locations consisted primarily of inventory and property, plant and equipment. The divestitures resulted in a loss before income taxes and cumulative effect of accounting change of $989,000 which was recorded in engineering, selling, administrative and other expenses in the Consolidated Statements of Earnings. During 2003, TDS also closed three locations. These divested and closed locations contributed $40,982,000 to net sales and $4,118,000 of losses to earnings before taxes and cumulative effect of accounting change for the year ended December 31, 2003. TDS held for sale assets included in other current assets in the Consolidated Balance Sheet decreased approximately $28,000,000 from December 31, 2002.

In conjunction with the divestiture of certain TDS locations in 2003, Bandag guaranteed a portion of third-party loans to a dealer. Bandag's exposure under these guarantees is $2,800,000. The guarantees are secured by assets of the dealer. The term of the guarantees is three years. The fair value of the guarantees, which was estimated at $600,000, is included in long-term debt and other obligations in the Company's Consolidated Balance Sheet with an offsetting charge of $600,000 included in engineering, selling, administrative and other expenses on the Consolidated Statements of Earnings in 2003.

During 2002, the Company's TDS segment sold 17 locations with a net carrying value of $7,528,000 for cash of $6,608,000, resulting in a loss of before income taxes and cumulative effect of accounting change of $920,000. These divested locations contributed $29,000,000 to net sales and $3,000,000 of losses to earnings before taxes and cumulative effect of accounting change for the year ended December 31, 2002.

Note 6. Investments

Debt securities are classified as held-to-maturity based upon the positive intent and ability of the Company to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in investment income. Interest on securities classified as held-to-maturity is included in investment income. The cost of securities sold is based on the specific identification method.

The following is a summary of securities held-to-maturity:

In thousands	Cost	Gross Unrealized Gains	Estimated Fair Value
December 31, 2003			
Securities Held-to-Maturity			
Obligations of states and political subdivisions	$85,550		$85,550
Corporate debt	9,407		9,407
Debt securities issued by foreign governments	3,001		3,001
	$97,958	-	$97,958
December 31, 2002			
Securities Held-to-Maturity			
Obligations of states and political subdivisions	$62,736	$6	$62,742
December 31, 2001			
Securities Held-to-Maturity			
Obligations of states and political subdivisions	$113,544	$52	$113,596

At December 31, 2003, 2002, and 2001, securities held-to-maturity include $87,150,000, $48,475,000, and $102,850,000, respectively, reported as cash equivalents.

Note 7. Financing Arrangements

The following is a summary of the Company's debt and other obligations as of December 31:

In thousands	Interest Rates	**2003**	2002	2001
Senior Unsecured Notes Payable, matured 2002	6.41%	**$ -**	$ -	$60,000
Senior Unsecured Notes Payable, maturing 2007	6.50%	**22,857**	28,571	34,286
Total debt		**22,857**	28,571	94,286
Other obligations		**22,654**	24,508	23,464
Total debt and other obligations		**45,511**	53,079	117,750
Current portion of debt and other obligations		**(10,252)**	(7,706)	(67,391)
Long-term debt and other obligations		**$35,259**	$45,373	$50,359

The aggregate amount of scheduled annual maturities of long-term debt and other obligations is as follows:

Scheduled maturities, in thousands	
2004	$10,252
2005	9,774
2006	8,518
2007	6,753
2008	253
Thereafter	9,961

Other obligations consist primarily of a postretirement medical liability and miscellaneous other liabilities.

Cash payments for interest on debt were $2,428,000, $6,982,000, and $7,419,000 in 2003, 2002, and 2001, respectively.

The fair values of the Company's financing arrangements were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2003, 2002, and 2001, the fair value of the Company's outstanding debt was approximately $23,809,000, $30,383,000, and $96,256,000, respectively. Changes in the market value of the Company's debt does not affect the reported results of operations unless the Company is retiring such obligations prior to maturity.

At December 31, 2003, the Company had uncommitted and committed unused lines of credit arrangements totaling $97,344,000. These arrangements are available to the Company or certain of its international subsidiaries through various domestic and international banks at various interest rates and expiration dates.

Note 8. Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, which resulted in a non-cash transition charge of $47,260,000 (net of tax benefit of $3,704,000), or $2.38 per diluted share, to recognize impairment of goodwill, substantially all of which related to TDS. The fair value of the reporting units was estimated using present value of future cash flows. Pursuant to SFAS No. 142, the $47,260,000 charge was treated as a change in accounting principle.

The changes in the carrying amount of goodwill for 2002 were as follows:

In thousands	Traditional Business	TDS	Total
Balance as of January 1, 2002	$3,388	$47,576	$50,964
Impairment losses	(3,388)	(47,576)	(50,964)
Balance as of December 31, 2002	$ -	$ -	$ -

Proforma information assuming SFAS No. 142 was adopted on January 1, 2001:

	Year Ended December 31		
In thousands, except per share data	**2003**	2002	2001
Reported earnings before cumulative effect of accounting change	**$60,200**	$50,053	$43,832
Add goodwill amortization	**-**	-	7,952
Proforma earnings before cumulative effect of accounting change	**$60,200**	$50,053	$51,784
Basic earnings per share			
Reported earnings before cumulative effect of accounting change	**$ 3.14**	$ 2.53	$ 2.13
Add goodwill amortization	**-**	-	0.39
Proforma earnings before cumulative effect of accounting change	**$ 3.14**	$ 2.53	$ 2.52
Diluted earnings per share			
Reported earnings before cumulative effect of accounting change	**$ 3.11**	$ 2.52	$ 2.12
Add goodwill amortization	**-**	-	0.38
Proforma earnings before cumulative effect of accounting change	**$ 3.11**	$ 2.52	$ 2.50

Note 9. Other Income

Other income includes lease income, royalties and other miscellaneous items.

Note 10. Impairment of Long-Lived Assets

Long-lived assets related to the Company's Venezuela and Brazil operations and a joint venture in India were determined to be impaired in 2002 and a $2,700,000 charge was recorded in engineering, selling, administrative and other expenses in the International segment. The license agreement with the Indian joint venture expired and the Company believes that it is unlikely it will recover the carrying value of the investment and therefore a reserve was recorded for the full amount of the investment. The equipment assets in Brazil were determined to be impaired due to an adverse change in the manner in which the assets were to be used and were written down to fair value based on prices for similar assets. The assets related to the Venezuelan operations were evaluated considering the current economic conditions of the country, and the assets were determined to be partially impaired with a remaining exposure of approximately $200,000.

Note 11. Income Taxes

Significant components of the Company's deferred tax assets and liabilities reflecting the net tax effects of temporary differences are summarized as follows:

In thousands		December 31	
	2003	2002	2001
Deferred tax assets:			
Marketing programs	**$14,791**	$16,456	$15,944
Excess foreign tax credits upon repatriation of unremitted earnings	**13,907**	11,314	7,247
Basis difference in fixed assets	**6,660**	10,201	8,048
Employee benefits	**6,576**	5,069	3,993
Insurance and legal reserves	**5,982**	5,975	6,180
Accounts receivable valuation allowances	**3,020**	2,680	3,790
Other nondeductible reserves	**1,920**	1,875	2,705
Foreign tax credits	**1,078**	5,259	2,643
Obsolescence and valuation reserves	**715**	883	715
Plant and equipment reserves	**379**	-	-
Other accruals	**14,308**	12,819	9,291
Total deferred tax assets	**69,336**	72,531	60,556
Deferred tax liabilities:			
Excess pension funding	**8,224**	9,858	9,418
Unremitted earnings of foreign subsidiaries	**5,403**	7,806	9,911
Other liabilities	**2,123**	2,316	2,235
	15,750	19,980	21,564
Valuation allowance(1)	**13,907**	11,314	7,247
Total deferred tax liabilities	**29,657**	31,294	28,811
Net deferred tax assets	**$39,679**	$41,237	$31,745
Net current deferred tax assets	**$32,484**	$38,338	$34,325
Net non-current deferred tax assets (liabilities)	**7,195**	2,899	(2,580)
Net deferred tax assets	**$39,679**	$41,237	$31,745

(1) If the Company repatriated all of its foreign earnings, the Company would have excess foreign tax credits. A valuation allowance was recorded to recognize the potential inability to utilize these credits.

The components of earnings before income taxes and cumulative effect of accounting change are summarized as follows:

	Year Ended December 31		
In thousands	**2003**	2002	2001
Domestic	**$65,854**	$60,816	$56,159
Foreign	**18,046**	10,702	10,346
Earnings before income taxes and cumulative effect of accounting change	**$83,900**	$71,518	$66,505

Significant components of the provision for income tax expense (credit) are summarized as follows:

	Year Ended December 31		
In thousands	**2003**	**2002**	2001
Current:			
Federal	**$17,156**	**$23,209**	$20,875
State	**2,950**	**1,895**	(1,119)
Foreign	**7,056**	**5,071**	5,575
Deferred:			
Federal	**(2,406)**	**(7,908)**	(2,298)
Foreign	**(1,056)**	**(802)**	(360)
Income taxes	**$23,700**	**$21,465**	$22,673

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	Year Ended December 31		
	2003	2002	2001
Computed at the expected statutory rate	**35.0%**	35.0%	35.0%
State income tax - net of federal tax benefit	**1.9**	1.5	2.8
Amortization of goodwill not deductible	**-**	-	3.8
Research and development credit	**(0.6)**	(1.4)	(3.7)
Audit settlement and prior year accrual changes	**(3.6)**	-	(6.1)
Deferred tax on unremitted earnings of foreign subsidiaries and foreign tax rate differentials	**(4.1)**	(5.5)	(0.9)
Other	**(0.4)**	0.4	3.2
Income tax at the effective rate	**28.2%**	30.0%	34.1%

Income taxes paid amounted to $25,773,000, $21,565,000, and $9,306,000 in 2003, 2002, and 2001, respectively.

Bandag, Incorporated
Notes to Consolidated Financial Statements

Note 12. Earnings Per Share

Earnings per share amounts are based on the weighted-average number of shares of Common Stock, Class A Common Stock, Class B Common Stock and dilutive potential common shares (restricted stock and stock options) outstanding during the year.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31		
In thousands, except per share data	**2003**	2002	2001
Numerator:			
Earnings before cumulative effect of accounting change	**$60,200**	$50,053	$43,832
Denominator:			
Weighted-average shares – Basic	**19,161**	19,754	20,573
Effect of dilutive:			
Restricted stock	**66**	49	41
Stock options	**142**	85	72
	208	134	113
Weighted-average shares – Diluted	**19,369**	19,888	20,686
Earnings Per Share before cumulative effect of accounting change:			
Basic	**$3.14**	$2.53	$2.13
Diluted	**$3.11**	$2.52	$2.12

Options to purchase 46,100 shares of Class A Common Stock at an option price of $33.875 were outstanding during each of 2003, 2002, and 2001, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Options to purchase 300,187 and 307,100 shares of Class A Common Stock at an option price of $32.53 were outstanding during 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Options to purchase 399,550 shares of Class A Common Stock at an option price of $27.68 were outstanding during 2003, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Note 13. Leases

Certain equipment and facilities are rented under non-cancelable and cancelable operating leases. Total rental expense under operating leases was $8,454,000, $9,351,000, and $10,210,000 for the years ended December 31, 2003, 2002, and 2001, respectively. At December 31, 2003, future minimum lease payments under non-cancelable operating leases having initial lease terms in excess of one year are: $9,813,000 in 2004, $8,354,000 in 2005, $7,159,000 in 2006, $4,958,000 in 2007, $3,112,000 in 2008, and $22,105,000 in the aggregate for all years after 2008.

Note 14. Operating Segment and Geographic Area Information

Description of Types of Products and Services:
The Company has two reportable operating segments: the Traditional Business and TDS.

The Traditional Business manufactures precured tread rubber, equipment and supplies for retreading tires and operates on a worldwide basis. SFAS No. 131 requires segment information to be reported based on how management internally evaluates the operating performance of their business units. The operations of the Traditional Business segment are evaluated by worldwide geographic region. For segment reporting purposes, the Company's operations located in the United States and Canada, along with Tire Management Solutions, Inc. and Quality Design Systems, Inc. are integrated and managed as one unit, which is referred to internally as "North America." The Company's operations located in Europe principally service those European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. Exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela, South Africa, and royalties from a licensee in Australia, are combined under one management group referred to internally as "International."

TDS operates retreading locations and commercial, retail, and wholesale outlets in 10 states west of the Mississippi in the United States for the sale and maintenance of new and retread tires to principally commercial and industrial customers.

Measurement of Segment Profit and Loss and Segment Assets:
The Company evaluates performance and allocates resources based primarily on profit or loss before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment sales and transfers are recorded at fair market value less a discount between geographic areas within the Traditional Business. Transactions between the Traditional Business and TDS are recorded at a value consistent with that to unaffiliated customers.

Other assets are principally cash and cash equivalents, investments, corporate office and related equipment.

Bandag, Incorporated
Notes to Consolidated Financial Statements

The Company has two reportable operating segments: the manufacture of precured tread rubber, equipment and supplies for retreading tires (Traditional Business) and the sales and maintenance of new and retread tires to principally commercial and industrial customers (TDS).

Information concerning operations for the Company's two reportable operating segments and different geographic areas follows:

	Traditional Business								
	North America[4][5]			Europe[6]			International[7]		
In millions	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Sales by product									
Retread products	**$343.7**	$330.5	$328.5	**$78.4**	$63.4	$68.1	**$ 92.3**	$86.3	$ 98.8
New tires	**-**	-	-	**-**	-	-	**-**	-	-
Retread tires	**-**	-	-	**-**	-	-	**-**	-	-
Equipment	**20.3**	18.0	23.3	**4.7**	3.8	4.4	**1.4**	1.8	2.0
Other	**35.9**	31.8	25.3	**-**	-	-	**-**	-	-
Net sales to unaffiliated customers[1][2]	**$399.9**	$380.3	$377.1	**$83.1**	$67.2	$72.5	**$ 93.7**	$88.1	$100.8
Transfers	**45.8**	60.8	69.5	**0.5**	0.9	0.5	**8.5**	5.9	4.1
Segment area totals	**$445.7**	$441.1	$446.6	**$83.6**	$68.1	$73.0	**$102.2**	$94.0	$104.9
Eliminations (deduction)									
Total Net Sales									
Gross Profit	**$187.2**	$200.0	$186.8	**$29.4**	$20.6	$25.7	**$ 32.2**	$32.4	$ 35.4
Goodwill Amortization Expense[3]	**-**	-	0.6	**-**	-	-	**-**	-	-
Intangible Amortization Expense	**1.0**	0.8	-	**-**	-	-	**-**	-	-
Depreciation Expense	**12.0**	12.6	16.0	**3.3**	3.6	3.6	**4.0**	4.2	4.9
Operating earnings (loss)	**$ 76.8**	$ 95.3	$ 90.1	**$ 2.7**	$ (1.6)	$ 2.4	**$ 14.2**	$ 9.1	$ 11.9
Interest revenue	**-**	-	-	**-**	-	-	**-**	-	-
Interest expense	**-**	-	-	**-**	-	-	**-**	-	-
Corporate expenses	**-**	-	-	**-**	-	-	**-**	-	-
Earnings (loss) before income taxes & cumulative effect of accounting change	**$ 76.8**	$ 95.3	$ 90.1	**$ 2.7**	$ (1.6)	$ 2.4	**$ 14.2**	$ 9.1	$ 11.9
Total Assets at December 31	**$286.9**	$272.9	$288.8	**$47.5**	$37.3	$35.7	**$ 50.6**	$47.2	$ 57.1
Expenditures for Long-Lived Assets	**9.4**	5.2	7.8	**2.0**	3.1	3.8	**3.3**	4.0	3.1
Additions to (Deductions from) Long-Lived Assets due to Acquisitions (Divestitures)	**-**	-	0.5	**-**	-	-	**-**	-	-
Long-Lived Assets	**56.9**	60.7	68.3	**11.1**	10.6	10.1	**20.2**	20.5	26.1
Retained Earnings	**469.1**	431.7	448.1	**32.1**	34.4	35.2	**54.6**	52.6	43.2

(1) No customer accounted for 10% or more of the Company's sales to unaffiliated customers in 2003, 2002 or 2001.
(2) Export sales from North America were less than 10% of sales to unaffiliated customers in each of the years 2003, 2002 and 2001.
(3) Goodwill amortization expense discontinued in 2002, due to the adoption of SFAS 142 as of January 1, 2002.
(4) In 2002, includes $2.4 of reduced cost of sales due to decreased LIFO inventory levels.
(5) In 2001, includes non-recurring charges of $3.4 related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.
(6) In 2002, includes $3.0 of restructuring charges classified as cost of sales and $0.5 of restructuring charges classified as operating expenses, and $1.4 of reduced cost of sales due to decreased LIFO inventory levels.
(7) In 2002, includes $2.7 of impairment charges recorded against long-lived assets.
(8) Other corporate expenses consist of corporate administrative expenses including corporate legal expenses.

Bandag, Incorporated
Notes to Consolidated Financial Statements

In millions	TDS 2003	TDS 2002	TDS 2001	Other[8] 2003	Other[8] 2002	Other[8] 2001	Consolidated 2003	Consolidated 2002	Consolidated 2001
Sales by product									
Retread products	**$ -**	$ -	$ -	**$ -**	$ -	$ -	**$514.4**	$480.2	$495.4
New tires	**129.2**	201.2	224.0	**-**	-	-	**129.2**	201.2	224.0
Retread tires	**57.7**	87.0	91.5	**-**	-	-	**57.7**	87.0	91.5
Equipment	**-**	-	-	**-**	-	-	**26.4**	23.6	29.7
Other	**52.8**	76.7	83.4	**-**	-	-	**88.7**	108.5	108.7
Net sales to unaffiliated customers[1][2]	**$239.7**	$364.9	$398.9	**$ -**	$ -	$ -	**$816.4**	$900.5	$949.3
Transfers	**2.0**	2.5	2.4	**-**	-	-	**56.8**	70.1	76.5
Segment area totals	**$241.7**	$367.4	$401.3	**$ -**	$ -	$ -	**$873.2**	$970.6	$1,025.8
Eliminations (deduction)							**(56.8)**	(70.1)	(76.5)
Total Net Sales							**$816.4**	$900.5	$ 949.3
Gross Profit	**$ 59.5**	$ 83.8	$ 88.8	**$ -**	$ -	$ -	**$308.3**	$336.8	$ 336.7
Goodwill Amortization	**-**	-	8.1	**-**	-	-	**-**	-	8.7
Intangible Amortization Expense	**-**	0.3	1.3	**-**	-	-	**1.0**	1.1	1.3
Depreciation Expense	**5.5**	9.6	10.5	**1.4**	1.2	1.1	**26.2**	31.2	36.1
Operating earnings (loss)[3]	**$ (3.0)**	$(11.4)	$ (11.1)	**$ -**	$ -	$ -	**$ 90.7**	$ 91.4	$ 93.3
Interest revenue	**-**	-	-	**4.8**	5.0	7.3	**4.8**	5.0	7.3
Interest expense	**-**	-	-	**(2.4)**	(6.8)	(7.4)	**(2.4)**	(6.8)	(7.4)
Corporate expenses	**-**	-	-	**(9.3)**	(18.1)	(26.7)	**(9.3)**	(18.1)	(26.7)
Earnings (loss) before income taxes & cumulative effect of accounting change	**$ (3.0)**	$(11.4)	$(11.1)	**$ (6.9)**	$ (19.9)	$ (26.8)	**$ 83.8**	$ 71.5	$ 66.5
Total Assets at December 31	**$ 70.1**	$113.5	$188.1	**$203.8**	$146.9	$158.7	**$658.9**	$617.8	$728.4
Expenditures for Long-Lived Assets	**2.0**	4.5	9.4	**0.9**	1.1	1.2	**17.6**	17.9	25.3
Additions to (Deductions from) Long-Lived Assets due to Acquisitions (Divestitures)	**(15.1)**	(3.7)	-	**-**	-	-	**(15.1)**	(3.7)	0.5
Long-Lived Assets	**20.0**	43.8	101.7	**2.7**	3.0	3.1	**110.9**	138.6	209.3
Retained Earnings	**(78.3)**	(76.4)	(24.0)	**-**	-	-	**477.5**	442.3	502.5

The following tables present information concerning net sales and long-lived assets for countries which exceed 10% of the respective totals:

In thousands	Year Ended December 31		
Net Sales[(a)]	**2003**	2002	2001
United States	**$592,861**	$703,639	$737,766
Other	**223,536**	196,864	211,566
Total	**$816,397**	$900,503	$949,332

	December 31		
Long-Lived Assets[(b)]	**2003**	2002	2001
United States	**$ 79,191**	$106,926	$172,255
Other	**31,720**	31,638	37,032
Total	**$110,911**	$138,564	$209,287

(a) Net sales are attributed to countries based on the location of customers.
(b) Corporate long-lived assets are included in the United States.

Note 15. Shareholders' Equity

Class A Common Stock and Class B Common Stock have the same rights regarding dividends and distributions upon liquidation as Common Stock. However, Class A Common Shareholders are not entitled to vote, Class B Common Shareholders are entitled to ten votes for each share held and Common Shareholders are entitled to one vote for each share held. Transfer of shares of Class B Common Stock is substantially restricted and must be converted to Common Stock prior to sale. In certain instances, outstanding shares of Class B Common Stock will be automatically converted to shares of Common Stock. All then-outstanding shares of Class B Common Stock will be converted to shares of Common Stock on January 16, 2007.

Under the terms of the Bandag, Incorporated Nonqualified Stock Option Plan, the Company was authorized through November 13, 1997 to grant options to purchase up to 500,000 shares of Common Stock and 500,000 shares of Class A Common Stock to certain key employees at an option price equal to the market value of the shares on the date of grant. During 2001, options to purchase 20,000 shares of Common Stock and 20,000 shares of Class A common Stock were exercised. No further options are outstanding under the Plan.

In 1999, the Company's Board of Directors adopted the Bandag, Incorporated Stock Award Plan (the Plan). Under the terms of the Plan, the Company may award to certain eligible employees and directors incentive stock options, nonqualified stock options, and restricted stock. Up to 2,400,000 shares of Class A Common Stock is authorized for issuance under the Plan and as of December 31, 2003, 773,265 shares were available for issuance under the Plan. All employees of Bandag and its subsidiaries and directors of Bandag who are not employees of Bandag or its subsidiaries are eligible to participate in the Plan. The exercise price of each option is equal to the market price of the Company's stock on the date of the grant. The maximum term of the options is 10 years and the maximum vesting period is 5 years. Restricted stock granted under the Plan vests over a three year period. The Company records expense related to the Plan on a straight-line basis over the period the grants vest. During the years ended December 31, 2003 and 2002, 21,400 and 1,782 restricted shares of Class A Common Stock were granted under the Plan and $192,000 and $14,000 of expenses was recorded, respectively. Also during 2003 and 2002, 435,650 and 312,400 options were granted and $2,210,000 and $1,572,000 of expense was recorded, respectively. During the year ended December 31, 2001, 32,186 restricted shares of Class A Common Stock, which were accrued for at December 31, 2000, were granted under the Plan. Expense of $784,000 was recorded in 2000. For further information see "Accounting for Stock-Based Compensation" under Note 1.

On June 18, 2002, the Company executed an agreement to purchase 1,114,746 shares of Bandag's Class B Common Stock and 418,371 shares of Bandag's Class A Common Stock from Lucille A. Carver, widow of the founder of Bandag and a director from 1957 until May 14, 2002. Mrs. Carver is the mother of Martin G. Carver, Chairman of the Board, President, Chief Executive Officer and a director of Bandag, and Roy J. Carver, Jr., a director of Bandag. The shares were purchased on June 19, 2002 at a per share price of $27.04 and $24.00, for the Class B Common Stock and Class A Common Stock, respectively, which was equal to the composite closing prices of Bandag's Common Stock (in the case of the Class B Common Stock) and Class A Common Stock on the New York Stock Exchange at the close of business on June 18, 2002, less a discount of 3.5% per share in the case of the Class B common Stock and 4.0% per share for the Class A Common Stock. The total purchase price was approximately $40,184,000. As a result of these repurchases the average shares outstanding were reduced by approximately 4% for 2002 as compared to 2001.

Note 16. Retirement Benefit Plans

The Company sponsors defined-benefit pension plans covering full-time employees directly employed by Bandag, Incorporated, Bandag Licensing Corporation (BLC), Bandag Canada Ltd., TMS, and certain employees of TDS and in the Company's European operations. In addition to providing pension benefits, the Company provides certain postretirement medical benefits to certain individuals who retired from employment before January 1, 1993. Employees who retire after December 31, 1992 and are at least age 62 with 15 years of service of direct employment with Bandag, Incorporated, BLC, and Kendon Corporation are eligible for temporary medical benefits that cease at age 65. The Company uses a September 30 measurement date for the majority of its plans.

Bandag, Incorporated
Notes to Consolidated Financial Statements

The reconciliations of the benefit obligations, the reconciliations of the fair value of plan assets, and the reconciliations of funded status of the plans, as determined by consulting actuaries, are as follows:

	Pension Benefits			Postretirement Benefits		
In thousands	**2003**	2002	2001	**2003**	2002	2001
Change in benefit obligations:						
Benefit obligations at beginning of year	**$101,189**	$ 75,972	$ 72,369	**$ 6,103**	$ 6,212	$ 4,487
Service cost	**3,939**	2,753	2,730	**176**	186	208
Interest cost	**6,427**	5,515	5,344	**383**	449	330
Participants' contributions	**50**	44	51	**-**	-	-
Plan amendments[(1)]	**-**	1,102	109	**-**	-	-
Exchange rate changes	**880**	50	(196)	**-**	-	-
Special termination benefits	**-**	-	2,161	**-**	181	1,802
Benefits paid	**(4,121)**	(4,378)	(3,823)	**(1,087)**	(720)	(464)
Actuarial (gain) or loss	**7,130**	20,131	(2,773)	**1,201**	(205)	(151)
Benefit obligations at end of year	**$115,494**	$101,189	$ 75,972	**$ 6,776**	$ 6,103	$ 6,212
Change in plan assets at fair value:						
Fair value of plan assets at beginning of year	**$ 91,680**	$108,077	$147,552	**$ -**	$ -	$ -
Actual return on plan assets	**16,982**	(12,183)	(35,598)	**-**	-	-
Employer contributions	**271**	71	108	**1,087**	720	464
Participants' contributions	**50**	44	51	**-**	-	-
Benefits paid	**(4,121)**	(4,378)	(3,823)	**(1,087)**	(720)	(464)
Exchange rate changes	**618**	49	(213)	**-**	-	-
Fair value of plan assets at end of year	**$105,480**	$ 91,680	$108,077	**$ -**	$ -	$ -
Reconciliation of funded status:						
Funded status	**$ (10,014)**	$ (9,509)	$ 32,105	**$(6,776)**	$(6,103)	$(6,212)
Unrecognized actuarial (gain) or loss	**34,091**	38,048	(3,376)	**(1,668)**	(2,997)	(2,914)
Unrecognized transition asset	**(513)**	(1,252)	(2,125)	**-**	-	-
Unrecognized prior service cost	**1,349**	1,474	672	**36**	39	43
Net amount recognized	**$ 24,913**	$ 28,761	$ 27,276	**$(8,408)**	$(9,061)	$(9,083)

(1) Changes in benefit obligations for 2002 includes $1,102 relating to plan amendments, of which $803 relates to changes in the Bandag Supplemental Pension Plan including increasing the salary limit to $500 and inclusion of certain employees of TDS. Also included in the plan amendments were $185 related to the adoption of supplemental coverage for certain employees of Bandag Canada Ltd. and actuarial corrections of $114.

Amounts recognized in the consolidated balance sheet as of December 31 consist of:

	Pension Benefits			Postretirement Benefits		
In thousands	**2003**	2002	2001	**2003**	2002	2001
Prepaid benefit cost	**$27,086**	$28,761	$27,276	**$ -**	$ -	$ -
Accrued benefit liability	**(4,010)**	-	-	**(8,408)**	(9,061)	(9,083)
Intangible asset	**863**	-	-	**-**	-	-
Accumulated other comprehensive loss	**974**	-	-	**-**	-	-
Net amount recognized	**$24,913**	$28,761	$27,276	**$(8,408)**	$(9,061)	$(9,083)

The accumulated benefit obligation for the U.S. defined benefit pension plan was $81,787,000, $73,565,000, and $59,158,000 at December 31, 2003, 2002, and 2001, respectively.

Information for plans with an accumulated benefit obligation in excess of plan assets:

	Pension Benefits			Postretirement Benefits		
In thousands	**2003**	2002	2001	**2003**	2002	2001
Projected benefit obligation	**$9,984**	$7,501	$1,237	**N/A**	N/A	N/A
Accumulated benefit obligation	**7,892**	6,216	1,083	**$6,776**	$6,103	$6,212
Fair value of plan assets	**3,882**	2,885	-	**-**	-	-

Net periodic (benefit) cost is composed of the following:

	Pension Benefits			Postretirement Benefits		
In thousands	**2003**	2002	2001	**2003**	2002	2001
Components of net periodic (benefit) cost						
Service cost	**$3,939**	$ 2,753	$ 2,730	**$176**	$186	$208
Interest cost	**6,427**	5,515	5,344	**383**	449	330
Expected return on plan assets	**(6,269)**	(8,465)	(11,617)	**-**	-	-
Amortization of prior service cost	**124**	90	89	**3**	3	4
Amortization of transitional assets	**(653)**	(660)	(702)	**-**	-	-
Recognized actuarial (gain) loss	**1,515**	(15)	(2,107)	**(129)**	(121)	(142)
Net periodic (benefit) cost	**$5,083**	$ (782)	$(6,263)	**$433**	$517	$400
Additional (gain) or loss recognized due to:						
Special Termination Cost	-	-	$2,161	-	$181	$1,802

Additional information:

	Pension Benefits			Postretirement Benefits		
In thousands	**2003**	2002	2001	**2003**	2002	2001
Increase in minimum liability included in other comprehensive income net of tax of $373 in 2003	**$601**	$-	$-	**N/A**	N/A	N/A

	Pension Benefits			Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001
Weighted-average assumptions used to determine net periodic benefit cost at September 30						
Discount rate	**6.5%**	7.5%	7.5%	**6.5%**	7.5%	7.5%
Rate of increase in future compensation	**4.5%**	3.5%	4.0%	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**7.0%**	8.0%	8.0%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine benefit obligation at October 1						
Discount rate	**6.0%**	6.5%	7.5%	**6.5%**	6.5%	7.5%
Rate of increase in future compensation	**4.5%**	4.5%	3.5%	**N/A**	N/A	N/A
Medical trend on pre-Medicare charges as of September 30						
Initial trend	**N/A**	N/A	N/A	**10.0%**	10.5%	11.0%
Ultimate trend	**N/A**	N/A	N/A	***5.0%**	**5.0%	*5.0%
Medical trend on post-Medicare charges as of September 30						
Initial trend	**N/A**	N/A	N/A	**12.0%**	12.5%	13.0%
Ultimate trend	**N/A**	N/A	N/A	***5.5%**	**7.0%	*7.0%

*Ultimate trend rate for 2001 reached in 2002.
**Ultimate trend rate for 2002 reached in 2009.
***Ultimate trend rate for 2003 reached in 2011.

The expected long-term rate of return on plan assets is based on the aggregate historical returns of the investments that comprise the defined benefit plan portfolio.

Assets of the plans are principally invested in U.S. domestic common stocks, and short term notes and bonds (fixed income securities) with maturities under five years.

A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

In thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 66	$ (56)
Effect on postretirement benefit obligation	$606	$(528)

The Company's weighted-average asset allocations at September 30, by asset category are as follows:

	Pension Benefits			
	Target	**2003**	2002	2001
Equity securities	80.0%	**84.2%**	77.1%	76.1%
Debt securities	19.5	**15.0**	22.1	23.9
Other	0.5	**0.8**	0.8	-
Total	100.0%	**100.0%**	100.0%	100.0%

The Company expects to fund a pension plan approximately $530,000 in 2004. The Company expects to fund its postretirement plan approximately $1,100,000 in 2004. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during each year. The investment strategy is to achieve an asset allocation balance within planned targets to obtain an average 7.0% annual return for the long-term. Each year, the Company periodically reviews with its actuaries its investment strategy and funding needs.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was enacted. The accounting and disclosure implications of the Act are addressed by Financial Staff Position No. 106-1 (FSP No. FAS 106-1). In accordance with FSP No. FAS 106-1, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the sponsor to change previously reported information.

The Company also sponsors defined-contribution plans, covering substantially all employees in the United States. Annual contributions are made in such amounts as determined by the Company's Board of Directors and include a potential Company contribution of stock based on earnings per share. Although employees may contribute up to 75% of their annual compensation from the Company, they are generally not required to make contributions in order to participate in the plans. The Company currently provides plans with a variety of contribution levels (including employee contribution match provisions). The Company recorded expense for contributions in the amount of $3,835,000, $5,044,000, and $4,568,000 in 2003, 2002, and 2001, respectively. During the years ended December 31, 2003, 2002, and 2001, the Company issued 20,814, 2,454, and 20,704 shares of Common Stock, respectively. During the years ended December 31, 2003, 2002, and 2001, the Company issued 23,140, 2,454, and 25,383 shares of Class A Common Stock, respectively. The Common Stock and Class A Common Stock were all accrued for in the previous years. The Company recorded expense under the plan of $1,600,000, $1,100,000, and $163,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Employees in most foreign countries are covered by various retirement benefit arrangements generally sponsored by the foreign governments. The Company's contributions to foreign plans were not significant in 2003, 2002, and 2001.

Note 17. Litigation

Certain litigation arising in the normal course of business is pending. The Company is of the opinion that the resolution of such litigation will not have a significant effect on the consolidated financial statements.

Yolanda Jackson v. Michael Rouse, et al. and Audra Smith v. Bandag, Inc., et al.

Bandag has been named as one of numerous defendants in two wrongful death actions brought in the Circuit Court of Warren County, Mississippi: *Yolanda Jackson v. Michael Rouse, et al.* and *Audra Smith v. Bandag, Inc., et al.* These cases arise from an explosion or fire which occurred on May 17, 2002, at a rubber recycling plant in Mississippi, operated by Rouse Rubber Co., killing five employees and seriously injuring at least seven others. So far, Bandag is named in only two of about six pending cases. The plaintiffs claim that a rubber recycling machine was dangerously designed or maintained, causing the explosion.

Although these cases have been pending for some time, little discovery has been undertaken because the cases have been stayed by the pendency of motions to remand the cases from federal to state court and proceedings in bankruptcy court involving Rouse Rubber Co. Bandag has been named in the cases based on its majority ownership of Rouse prior to 1995. Bandag did not manufacture, operate or repair the equipment in question. Bandag had only limited involvement with the equipment in question while it had an ownership interest in Rouse. Plaintiffs allege that Bandag may be passively liable as a "joint venturer" with the employer, Rouse Rubber Co., an allegation which Bandag believes is without any basis.

The *Jackson* case does not specify the amount of damages claimed; the *Smith* case claims compensatory damages of $40 million and punitive damages of $25 million. However, it is unclear from the pleadings whether the plaintiffs seek punitive damages against all defendants, including Bandag, or only from certain defendants, not including Bandag. Bandag considers the claims against it to be baseless and intends to vigorously defend itself against them.

Note 18. Summary of Unaudited Quarterly Results of Operations

Unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 are summarized as follows:

	Quarter Ended 2003			
In thousands, except per share data	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Net sales	**$175,279**	**$204,077**	**$211,390**	**$225,651**
Gross profit	**59,948**	**74,542**	**81,599**	**92,169**
Net earnings	**2,393**	**8,693**	**19,995**	**29,119**
Net earnings per share:				
Basic	**$0.13**	**$0.45**	**$1.04**	**$1.52**
Diluted	**$0.12**	**$0.45**	**$1.03**	**$1.50**

	Quarter Ended 2002			
In thousands, except per share data	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Net sales	$192,493	$231,147	$245,902	$230,961
Gross profit	69,494	87,979	92,355	86,986
Earnings before cumulative effect of accounting change	1,220	11,669	19,628	17,536
Net earnings (loss)	(46,040)	11,669	19,628	17,536
Basic earnings (loss) per share				
Earnings before cumulative effect of accounting change	$0.06	$0.58	$1.03	$0.92
Cumulative effect of accounting change	(2.30)	-	-	-
Net earnings (loss)	$(2.24)	$0.58	$1.03	$0.92
Diluted earnings (loss) per share				
Earnings before cumulative effect of accounting change	$0.06	$0.57	$1.02	$0.91
Cumulative effect of accounting change	(2.27)	-	-	-
Net earnings (loss)	$(2.21)	$0.57	$1.02	$0.91

Fourth quarter 2002 earnings reflect $2,450 after-tax, related to restructuring charges, $1,890 after-tax ($.10 per diluted share), related to impairment charges, and $2,660 after-tax of reduced cost of sales related to decreased LIFO inventory levels.

Note 19. Subsequent Event

On February 13, 2004, the Company announced the acquisition of an 87.5% majority interest in Speedco, Inc. from its founders and Equilon Enterprises, LLC, a Royal Dutch Shell Group company. Speedco provides quick-service truck lubrication nationwide through 26 company-owned and six licensed on-highway locations. In total, Bandag paid approximately $56,000,000 for its 87.5% interest and to assume and retire $20,100,000 of debt. Speedco generated unaudited revenues of approximately $46,000,000 and unaudited pre-tax income of approximately $4,800,000 in 2003.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Based on an evaluation performed by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2003.

Based on an evaluation performed by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, there were no changes in the Company's internal control over financial reporting identified in such evaluation that occurred during the quarter ended December 31, 2003 that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by Item 401 of Regulation S-K with respect to the directors of the registrant and by Item 405 of Regulation S-K is incorporated herein by reference from the registrant's definitive Proxy Statement involving the election of directors filed or to be filed pursuant to Regulation 14A not later than 120 days after December 31, 2003 (the "Proxy Statement") under the headings "Election of Directors" and "Miscellaneous – Section 16(a) Beneficial Reporting Compliance." In accordance with General Instruction G (3) to Form 10-K, the information with respect to executive officers of the Company required by Item 401 of Regulation S-K has been included in Part I hereof.

The information concerning the audit committee financial expert and the identification of the audit committee members required pursuant to Items 401(h) and 401(i) of Regulation S-K is incorporated herein by reference from registrant's Proxy Statement under the heading "The Board of Directors and Its Committees."

The information concerning the Company's code of ethics required by Item 406 of Regulation S-K has been included in Part I hereof under the heading "Available Information."

Item 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Remuneration of Executive Officers and Directors," provided, however, that the subsection entitled "Report of Management Continuity and Compensation Committee on Executive Compensation" shall not be deemed to be incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 201(d) of Regulation S-K is incorporated herein by reference from the registrant's Proxy Statement under the heading "Remuneration of Executive Officers and Directors" and the information required under Item 403 of Regulation S-K is incorporated herein by reference from the registrant's Proxy Statement under the heading "Security Ownership."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by Item 13 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Remuneration of Officers and Directors – Transactions with Management/Principal Shareholders and Directors."

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated herein by reference from the registrant's Proxy Statement under the heading "Proposal No. 3 – Ratification of Selection of Independent Auditors."

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Financial Statements

The following consolidated financial statements are included in Part II, Item 8:

(a)(2) Financial Statement Schedule

Schedule II – Valuation and qualifying accounts and reserves.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a)(3) Exhibits

Exhibit No.	Description
3.1	Bylaws: As amended November 11, 2003.
3.2	Amendment to Bylaws adopted on November 11, 2003.
3.3	Restated Articles of Incorporation, effective December 30, 1986. (Incorporated by reference to Exhibit No. 3.2 to the Company's Form 10-K for the year ended December 31, 1992.)
3.4	Articles of Amendment to Bandag, Incorporated's Articles of Incorporation, effective May 6, 1992. (Incorporated by reference to Exhibit No. 3.3 to the Company's Form 10-K for the year ended December 31, 1992.)
3.5	Articles of Amendment to Bandag, Incorporated's Restated Articles of Incorporation, effective May 15, 2002. (Incorporated by reference to Exhibit 3(i) to the Company's Form 10-Q for the quarter ended June 30, 2002.)
4.1	Instruments defining the rights of security holders. (Incorporated by reference to Exhibit Nos. 3.2 and 3.3 to the Company's Form 10-K for the year ended December 31, 1992.)
4.2	Note Purchase Agreement dated December 15, 1997 for $40,000,000 of 6.50% Senior Notes due December 15, 2007. (Incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 1997.)
10.1*	Bandag, Incorporated Restricted Stock Grant Plan, as amended August 24, 1999. (Incorporated by reference to Exhibit No. 10.1 to the Company's Form 10-K for the year ended December 31, 1999).
10.2	U.S. Bandag System Franchise Agreement Truck and Bus Tires. (Incorporated by reference to Exhibit No. 10.2 to the Company's Form 10-K for the year ended December 31, 1993.)
10.2(a)	U.S. Bandag System Franchise Agreement Truck and Bus Tires, as revised April 1996. (Incorporated by reference to Exhibit No. 10.2(a) to the Company's Form 10-K for the year ended December 31, 1996.)
10.2(b)	Bandag System Franchise Agreement, as revised November 1998 (Incorporated by reference to Exhibit 10.2(a) to the Company's form 10-K for the year ended December 31, 1998.)
10.2(c)	Current Form of Bandag Dealer Franchise Agreement. (Incorporated by reference to Exhibit 10.2(c) to the Company's Form 10-K for the year ended December 31, 2001.)
10.2(d)	Form letter to the Company's U.S. franchisees. (Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K dated June 14, 2002.)
10.3*	Miscellaneous Fringe Benefits for Executives. (Incorporated by reference to Exhibit No. 10.3 to the Company's Form 10-K for the year ended December 31, 2001.)
10.4*	Form of Participation Agreement under the Bandag, Incorporated Restricted Stock Grant Plan. (Incorporated by reference as Exhibit 10.7 to the Company's Form 10-K for the year ended December 31, 1994.)
10.5*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Martin G. Carver (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.6*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Nathaniel L. Derby, II (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.7*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and Warren W. Heidbreder (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.8*	Severance Agreement, dated as of May 4, 1999, by and between Bandag, Incorporated and John C. McErlane (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q/A for the quarter ended June 30, 1999).
10.9*	Bandag, Incorporated Stock Award Plan, as amended March 12, 2002. (Incorporated by reference to Exhibit 10.9 to the Company's Form 10-K for the year ended December 31, 2001.)

10.10*	Form of Nonqualified Stock Option Agreement under the Bandag, Incorporated Stock Award Plan (incorporated by reference to Exhibit 10.15 to the Company's Form 10-K for the fiscal year ended December 31, 2000).
10.11*	Form of Restricted Stock Award Agreement under the Bandag, Incorporated Stock Award Plan. (Incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2001.)
10.12*	Description of Short-term Compensation Plan.
10.13	Stock Purchase Agreement dated June 18, 2002 between Bandag, Incorporated and Lucille A. Carver. (Incorporated by reference to Exhibit 10 to the Company's Form 10-Q for the quarterly period ended June 30, 2002.)
21	Subsidiaries of Registrant.
23	Consent of Independent Auditors.
31.1	Certification of the Chief Executive Officer.
31.2	Certification of the Chief Financial Officer.
32.1	Written Statement of the Chairman of the Board, Chief Executive Officer and President of Bandag, Incorporated Pursuant to 18 U.S.C. §1350.
32.2	Written Statement of the Vice President, Chief Financial Officer and Secretary of Bandag, Incorporated Pursuant to 18 U.S.C. §1350.

*Represents a management compensatory plan or arrangement.

(b) Reports on Form 8-K

The Company filed a Current Report on Form 8-K dated October 20, 2003, reporting in Item 12 the issuance of a press release reporting financial results for the third quarter ended September 30, 2003.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

BANDAG, INCORPORATED AND SUBSIDIARIES

COL. A	COL. B	ADDITIONS COL. C	DEDUCTIONS COL. D		COL. E
DESCRIPTION	Balance at Beginning of Period	Charged to Costs and Expenses	(1) Uncollectible Accounts Written-Off	Foreign Exchange Fluctuations	Balance at End of Period
Year ended December 31, 2003:					
Allowance for doubtful accounts	$13,644,000	$2,733,000	$1,662,000	$(1,635,000)	$16,350,000
Year ended December 31, 2002:					
Allowance for doubtful accounts	$15,206,000	$3,205,000	$4,931,000	$(164,000)	$13,644,000
Year ended December 31, 2001:					
Allowance for doubtful accounts	$15,810,000	$4,318,000	$4,741,000	$181,000	$15,206,000

(1) Uncollectible accounts written off, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANDAG, INCORPORATED
By /s/ Martin G. Carver
Martin G. Carver
Chairman of the Board,
Chief Executive Officer and President
(Principal Executive Officer)

Date: March 1, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Robert T. Blanchard
Robert T. Blanchard
Director

/s/ Roy J. Carver, Jr.
Roy J. Carver, Jr.
Director

/s/ Gary E. Dewel
Gary E. Dewel
Director

/s/ James R. Everline
James R. Everline
Director

/s/ Phillip J. Hanrahan
Phillip J. Hanrahan
Director

/s/ Amy P. Hutton
Amy P. Hutton
Director

/s/ Edgar D. Jannotta
Edgar D. Jannotta
Director

/s/ R. Stephen Newman
R. Stephen Newman
Director

/s/ Martin G. Carver
Martin G. Carver
Chairman of the Board,
Chief Executive Officer and President
(Principal Executive Officer)

/s/ Warren W. Heidbreder
Warren W. Heidbreder
Vice President, Chief Financial Officer (Principal Financial Officer)

/s/ Charles W. Vesey
Charles W. Vesey
Corporate Controller
(Principal Accounting Officer)

Date: March 1, 2004

[THIS PAGE INTENTIONALLY LEFT BLANK]

SHAREHOLDER INFORMATION

Headquarters:
Bandag, Incorporated
2905 N. Hwy. 61, Muscatine, IA 52761-5886
Telephone: 563-262-1400
www.bandag.com

Information Resources Publication:
The Company's Annual Report, Proxy Statement, Form 10-K, and Quarterly Reports are available without charge upon written request from Shareholders Services at the above address and on our Web site at www.bandag.com

Institutional Investor Inquiries:
Telephone 563-262-1260

Shareholder Account Assistance:
For address changes, dividend check status, direct deposit of dividends, account consolidation, registration changes, lost stock certificates, stock holdings, and the Dividend Reinvestment and Optional Cash Purchase Plan contact the Registrar and Transfer Agent:
EquiServe Trust Company, N.A., P.O. Box 43010, Providence, RI 02940-3010, Telephone 800-730-4001; Web site www.equiserve.com

Dividend Reinvestment and Optional Cash Purchase Plan:
Bandag, Incorporated offers to its Common Shareholders and its Class A Common Shareholders a Dividend Reinvestment and Optional Cash Purchase Plan (DRP). For information on this Plan please call or write our Transfer Agent listed above.

Dividends:
At its November 2003 meeting, our Board increased our quarterly dividend to 32.5 cents per share, equivalent to an annual dividend of $1.30 per share. The Company has increased dividends each of the last 26 years. Bandag, Incorporated has historically paid dividends four times a year, in January, April, July, and October.

Direct Deposit:
Bandag, Incorporated offers to its shareholders a direct deposit of dividends as an alternative to receiving checks through the mail. The dividend funds are electronically transmitted to the financial institution of your choice. EquiServe utilizes the Automated Clearing House (ACH) network. For enrollment information call or write:
EquiServe Trust Company, N.A., P.O. Box 43010,
Providence, RI 02940-3010,
Telephone: 800-730-4001;
Web site www.equiserve.com

Common Stock: Ticker symbol: BDG

Class A Common Stock: Ticker symbol: BDGA
Common Stock and Class A Common Stock are listed on the New York and Chicago Stock Exchanges.

Independent Auditors:
Ernst & Young LLP, Chicago, Illinois

Annual Meeting of Shareholders:
May 11, 2004, at 10:00 a.m. Central Daylight Time,
Bandag, Incorporated Learning Center,
2000 Bandag Drive, Muscatine, Iowa.

CORPORATE OFFICERS

Martin G. Carver
Chairman of the Board, Chief Executive Officer and President

Timothy T. Chen
Vice President, Innovation

Nathaniel L. Derby II
Vice President, Manufacturing Design

David W. Eaton
Vice President, Legal & Risk Management Services and Assistant Secretary

Warren W. Heidbreder
Vice President, Chief Financial Officer and Secretary

Frederico U. Kopittke
Vice President, International

John C. McErlane
Vice President, Bandag, Incorporated
President, Tire Distribution Systems, Inc.

Jeffrey C. Pattison
Vice President and Treasurer

Janet R. Sichterman
Vice President, North American Fleet Sales

Andrew M. Sisler
Vice President, North American Franchise Sales

Michael A. Tirona
Vice President and General Manager – Europe

Charles W. Vesey
Vice President and Corporate Controller

BOARD OF DIRECTORS

Martin G. Carver
Chairman of the Board, Chief Executive Officer and President

Robert T. Blanchard (1)(2)
President, Strategic and Marketing Services

Roy J. Carver, Jr.
Chairman of the Board, Carver Pump Company
President, Carver Aero, Inc.
President, Carver Hardware, Inc.

Gary E. Dewel (2)(3)
Vice Chairman of the Board; Retired;
Former Executive Vice President, Supply Chain, Clarion Technologies, Inc.

James R. Everline (1)(3)
President, Everline & Co.

Phillip J. Hanrahan
Partner, Foley & Lardner (Attorneys-at-Law)

Amy P. Hutton (1)(3)
Associate Professor of Business Administration,
Tuck School of Business at Dartmouth College

Edgar D. Jannotta
Chairman, William Blair & Company, L.L.C. and Chairman,
of that firm's Executive Committee (Investment Bankers)

R. Stephen Newman (1)(2)
President, Observer North America
Chief Executive Officer, Bacon's Information, Inc.

(1) Audit Committee member
(2) Management Continuity and Compensation Committee member
(3) Nominating and Corporate Governance Committee member

NO DETOURS.℠

Bandag, Incorporated
2905 N. Hwy. 61
Muscatine, Iowa 52761-5886

www.bandag.com

0449-AR-04